4/30.


03050470

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME A Lundbeck A/S

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4973   FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 5/7/03

Annual Report 2002


03 APR 30 AM 7:21

AR/S
12-31-02


H Lundbeck
ALS



Contents

Report 4

- Important events in 2002 8
- Product portfolio 10
- Alzheimer's disease 11
- Depression 18
- Parkinson's disease 27
- Schizophrenia 32
- Other CNS diseases 39
- Risk 42
- Outlook for 2003 44
- Corporate Governance 45
- Know-how and competencies 48
- Lundbeck's environmental factors 51
- Shareholder Information 53

Summary for the group 1993-2002 58

Financial review 60

Accounting policies 72

Income statement 81

Balance sheet 82

Equity at 31 December 2002 84

Cash flow statement 87

Management statement 88

Auditors' report 89

Notes 90

Lundbeck worldwide 116

Supervisory Board

Arne V. Jensen, Chairman
Elected at the 1984 Annual General Meeting
Directorships:
Lundbeck Fonden (Vice-Chairman)
LFI A/S (Vice-Chairman)
Rockwool International A/S (Chairman)

Ole Steen Andersen, Vice-Chairman
Executive Vice President, Chief Financial Officer, Danfoss A/S
Elected at the 2002 Annual General Meeting
Directorships:
COWI (Chairman)

Lars Bruhn, President & CEO, BRUHN Group
Elected at the 1995 Annual General Meeting
Directorships:
IVS A/S (Chairman)
BRUHN Newtech A/S (Chairman)
Dagbladet Børsen A/S
BRUHN Holding ApS
EDB Gruppen A/S
Ascio Technologies Inc.

Peter Kürstein
Executive Vice President, Radiometer A/S
Elected at the 2001 Annual General Meeting
Directorships:
Foss A/S
Radiometer Medical A/S
Harvard Business School Club in Denmark
Danish American Business Forum (Vice-Chairman)

Sven Dyrløv Madsen
Elected at the 1993 Annual General Meeting
Directorships:
Lundbeck Fonden (Chairman)
Chr. Hansen Holding A/S (Chairman)
LFI A/S (Chairman)
Gudme Raaschou Health Care A/S (Chairman)
Linde Holding ApS (Chairman)
Eurofins A/S (Chairman)
Scandlines A/S (DSB Rederi A/S) (Vice-Chairman)
DakoCytomation A/S (Vice-Chairman)
Denerco Oil A/S
Arvid Nilsson A/S
The East-Asiatic Company Ltd. (A/S Det Østasiatiske Kompagni)

Flemming Lindeløv
CEO, Royal Scandinavia A/S
Elected at the 1998 Annual General Meeting
Directorships:
DONG A/S
Rockwool International A/S (Vice-Chairman)
Georg Jensen A/S (Chairman)
Royal Copenhagen A/S (Chairman)
Royal Scandinavia Retail A/S (Chairman)
Orrefors Kosta Boda AB (Chairman)
Holmegaard A/S (Chairman)
Royal Copenhagen Japan (Chairman)
Executive Committee of the Confederation of Danish Industries.

Jan Gottliebsen
Elected by the employees in 1986

Birgit Bundgaard Rosenmeier
Elected by the employees in 1993

Torben Skarsfeldt
Elected by the employees in 1990



Arne V. Jensen | Ole Steen Andersen | Lars Bruhn | Peter Kürstein | Sven Dyrløv Madsen | Flemming Lindeløv | Jan Gottliebsen | Birgit Bundgaard Rosenmeier | Torben Skarsfeldt

Corporate Management

Corporate Management

Erik Sprunk-Jansen
President and CEO
Directorships:
Privathospitalet Hamlet A/S
NTR Holding A/S
TDC A/S
Cross Atlantic Partners, Inc.
Danish American Business Forum (Chairman)

Claus Bræstrup
Executive Vice President
Research & Development
Directorships:
Combio A/S
Hormos Medical Corporation
BRIC (Biotech Research & Innovation Center) (Chairman)
Lundbeck International Neuroscience Foundation (Chairman)
Pharmexa A/S (Chairman)

Senior Vice Presidents

Lars Bang
Sales & Marketing

Harald Conradi-Larsen
Human Resource Management

Stig Løkke Pedersen
Business Development and Portfolio Management
Directorships:
Nuevolution A/S (Chairman)
Aston Group A/S

Hans Henrik Munch-Jensen
Corporate Finance

Jens Gaardbo
Corporate Communication & Corporate Branding

Morten Kold Mikkelsen
Supply Operations & Engineering



Erik Sprunk-Jansen | Claus Bræstrup | Lars Bang | Harald Conradi-Larsen | Stig Løkke Pedersen | Hans Henrik Munch-Jensen | Jens Gaardbo | Morten Kold Mikkelsen

Report

Group financial highlights 1998-2002

	1998 DKKm	1999 DKKm	2000 DKKm	2001 DKKm.	2002 DKKm	2002 EURm*)
Revenue	3,200	3,991	5,623	7,656	9,488	1,278
Research and development costs	619	824	1,416	1,541	1,573	212
Profit from operations	353	664	1,004	1,826	2,361	318
Finance income, net	68	239	386	79	(286)	(39)
Net profit for the year	292	655	985	1,311	1,269	171
Total assets	2,987	4,639	6,783	7,966	9,269	1,248
Equity	1,787	2,911	3,757	4,742	5,821	784
Cash flows from operating and investing activities	414	375	170	(341)	89	12
Capital investments, gross	257	335	714	975	784	106
	%	%	%	%	%	
Net profit ratio	11.0	16.6	17.9	23.9	24.9	
Return on assets	24.9	42.2	43.0	47.8	48.1	
Return on equity	17.6	28.1	29.5	30.9	24.1	
Solvency ratio	59.8	62.8	55.4	59.5	62.8	
	DKK	DKK	DKK	DKK	DKK	EUR*)
Earnings per share (EPS) **)	1.32	2.88	4.22	5.62	5.44	0.73
Dividend per share **)	0.20	0.56	0.85	1.14	1.14	0.15
Cash flow per share **)	3.08	3.67	4.94	7.30	5.46	0.74
Net asset value per share **)	8.09	12.49	16.12	20.34	24.90	3.35
Average number of employees	2,286	2,653	3,002	3,560	4,534	

*) Translated at the current EUR rate at 31 December 2002 (rate 742.43)

**) Calculation based on a share denomination of DKK 5

Lundbeck experienced a successful but challenging year in 2002

In 2002, Lundbeck continued recent years' positive trend, posting a 24% increase in revenue to DKK 9,488 million, and the Group achieved its best-ever profit from operations with a 29% increase to DKK 2,361 million.

Despite generic competition in a number of markets, sales of Cipramil® rose 14% in the Group's own markets, spurred primarily by the large European markets and Canada.

Cipralex® - sold under the Lexapro™ brand – was launched in the US market in September 2002.

At the end of 2002, Celexa™ and Lexapro™ held a combined market share of new prescriptions of 21.73%, with Lexapro™ alone representing a 7.76% market share, making it one of the most successful drug launches ever in the US market.

Lundbeck's income from sales in the US market and from bulk supplies to Forest Laboratories, Inc. amounted to DKK 3,155 million in 2002.

At the presentation of the 2001 financial statements in March 2002, management expressed its expectations for financial results in the 2002 financial year.

Based on expectations of considerable generic competition in most major European markets early in the year, Lundbeck forecast a 10-12% increase in revenue and a 12-15% rise in profit from operations.

In connection with the presentation of the interim report for the first three months of 2002, management upgraded its expectations for the full-year results to an increase of approximately 20% in both revenue and profit from operations. The upgrade was based on less extensive generic competition than anticipated and continued strong sales of Cipramil® in all of Lundbeck's key markets.

At the presentation of the interim report for the first nine months of 2002, the company upgraded its projection for the full-year results, forecasting a 20-25% increase in revenue and a rise in profit from operations of 25-30%.

The upgrade was prompted by continued strong sales of Cipramil® as well as of Celexa™ and Lexapro™ combined with less extensive generic competition than expected.

The net profit for the year was thus in line with management's expectations.

A more detailed description of Lundbeck's financial performance is given in the financial review on pages 60-71.

Approval of new products

In 2002, Lundbeck obtained approval for two new and innovative products in Europe – Cipralex® for the treatment of depression and Ebixa® for the treatment of moderately severe to severe Alzheimer's disease.

Both products were launched in a number of markets during the year – and the launches will be intensified in 2003.

Moreover, the US Food and Drug Administration approved Lexapro™ for sales and marketing in the USA. The launch was initiated on 5 September 2002.

Revenue


Cipralex®/Lexapro™
Cipramil®/Celexa™
Other revenue
DKKm
10,000
8,000
6,000
4,000
2,000
0
1998
1999
2000
2001
2002

Income from Forest Laboratories, Inc.


Income from Lexapro™
Income from Celexa™
Income from Forest as a % of Lundbeck's revenue
DKKm
%
3,500
3,000
2,500
2,000
1,500
1,000
500
0
35
30
25
20
15
10
5
0
1998
1999
2000
2001
2002

Internationalisation and geographical expansion

In 2002, the company continued its internationalisation efforts and geographical expansion through strategic partnership agreements for the sale and marketing of Cipralex® and Cipramil® in Latin America and China, respectively.

The agreement with Abbott Laboratories will make Lexapro™ - the trade name for Cipralex® in Latin America – the most widely promoted antidepressant in the Latin American market.

The agreement with Janssen-Cilag International gives Lundbeck a unique opportunity to access the Chinese market, in which knowledge of local markets is crucial to success. In collaborating with Janssen-Cilag International, Lundbeck has formed an alliance with one of the most successful companies in the Chinese market, securing the best possible starting point for a successful launch in this market.

Generic competition

Generic competition became a noticeable factor in several of the Group's markets in 2002. As a result of the launch of generic citalopram, the Group was involved in several injunction cases in 2002. Most of the injunction rulings were to Lundbeck's advantage, while a few went against the company.

It is Lundbeck's policy to defend its patents and other intellectual property rights energetically. Although most of the injunction rulings were to Lundbeck's advantage, generic competition is expected to intensify in 2003, and generic citalopram may be available in nearly all European markets by the end of 2003.

Consequently, the Group's long-term growth hinges on the existence of other products in the Group's product portfolio that now and in the future will be able to defend the market position and earnings which Cipramil® has held and generated historically and which it will continue to enjoy in several markets.

Launch of Cipralex® and Ebixa®

The management expects the launch of Cipralex® to prove highly successful and that the product will become a key contributor to growth in the years ahead. The Group's goal is for Cipralex® to become the most frequently used antidepressant worldwide.

This optimism is based on the spate of convincing and positive data already published from the many extensive clinical studies that have been conducted with Cipralex®.

All published data indicates that Cipralex® offers an early onset of action, that the product is well tolerated by patients and is highly effective.

The management also expects Ebixa® to contribute to growth and earnings in the years ahead. Ebixa® has in clinical studies shown to be effective in treating moderately severe to severe Alzheimer's disease and has proven to be a very safe and tolerable product.

Ebixa® has already been launched in a large number of European markets and in Mexico, and the management expects to launch the product in about 20 other new markets in 2003.

Revenue by product in 2002

- Cipramil®
- Celexa™
- Cipralex®/Lexapro™
- Other antidepressants
- Antipsychotics
- Other revenue


6%
3%
3%
9%
54%
25%

Revenue worldwide in 2002

- Europe
- USA
- Rest of world


13%
53%
34%

Continued strengthening of the R&D organisation
In 2002, the company continued to strengthen its R&D organisation by hiring a considerable number of highly qualified scientists and, especially, through the acquisition of US-based biotech company Synaptic. Boasting internationally recognised know-how within the field of G protein-coupled receptors, Synaptic will provide Lundbeck with considerable expertise in biological research.

Offer of employee shares
In June 2002, the Supervisory Board resolved to offer all Lundbeck employees the right to buy employee shares at a special price of DKK 81 per share. The Supervisory Board was happy to see that 82% of the employees accepted the offer of sharing the values which each and every employee daily help to create.

In connection with this offer, employees in the company's foreign subsidiaries were offered a share price based programme under the same principles as the employee share offer.

The Supervisory Board also decided to offer an equity compensation plan for 947 senior employees in the Group.

Number of employees at year-end


Abroad
Denmark
Revenue per employee
Number of full-time employees at year end
DKKm
6,000
5,000
4,000
3,000
2,000
1,000
0
3.0
2.5
2.0
1.5
1.0
0.5
0
1998
1999
2000
2001
2002

Net profit for the year


Net profit for the year
Net profit ratio
DKKm
%
1,500
1,250
1,000
750
500
250
0
30
25
20
15
10
5
0
1998
1999
2000
2001
2002

Research and development costs


Research and development costs
Research costs as a % of revenue
DKKm
%
1,800
1,500
1,200
900
600
300
0
30
25
20
15
10
5
0
1998
1999
2000
2001
2002

Important events in 2002

In **January**, Lundbeck announced that the Swiss health authorities had approved Cipralex® (escitalopram) for the treatment of depression. Also in January, Lundbeck and Recordati S.p.A. entered into a co-marketing agreement covering the sale and marketing of Cipralex® in Italy.

In **February**, Lundbeck licensed certain rights to Warren Pharmaceuticals' tissue protective technology with a view to applying the technology to develop drugs for the treatment of neuro-degenerative diseases, including brain and spine injury. Lundbeck also announced that the Committee for Proprietary Medical Products (CPMP) recommended to the EU commission to approve memantine for the treatment of moderately severe to severe Alzheimer's disease.

In **March**, Lundbeck announced the results from three clinical studies at the annual meeting of the Anxiety Disorders Association of America. The results of one clinical study showed that Cipralex® significantly reduced anxiety in patients with generalised anxiety disorder (GAD) when compared with placebo. At the same time research results were presented at the meeting showing that Cipralex® in another study significantly reduced panic symptoms in patients with panic disorder when compared with placebo. In the third study, Cipralex® significantly improved symptoms in patients with social anxiety disorder (SAD) compared with placebo.

In **May**, Lundbeck announced that Austria, Belgium, Denmark, Great Britain, France, Ireland, Iceland, Luxembourg, Norway and Sweden (reference country) had approved Cipralex® for the treatment of depression and panic disorder in connection with the Mutual Recognition Procedure. Lundbeck also announced that the EU commission, on the basis of a recommendation from the Committee for Proprietary Medicinal Products (CPMP), had issued a marketing authorisation for Ebixa® covering all EEA countries. Finally, Lundbeck and Mochida Pharmaceutical Co., Ltd. signed a semi-exclusive license agreement on the development, registration, sale and marketing of Cipralex® in the Japanese market.

In **June**, Lundbeck announced that Cipralex® for the treatment of depression and panic disorder had been launched in the UK. Also, Lundbeck presented clinical results at the 23rd Collegium Internationale Neuro-Psychopharmacologium (CINP) Congress in Montreal, showing that Cipralex® (escitalopram) offered significantly greater efficacy than Cipramil® (citalopram).

In **July**, Lundbeck announced that the Supervisory Board had adopted an employee share programme for employees in the Group's Danish companies and a phantom share programme/ employee share programme for employees in the foreign companies. In July, Lundbeck also presented data on Ebixa® at the Alzheimer's Association 8th International Conference on Alzheimer's Disease and Related Disorders held in Stockholm, demonstrating several potential benefits of Ebixa®. Ebixa® shows sustained clinical efficacy over a period of one year, reduced caregiver burden and reduced costs to society, demonstrated good tolerability in patients in concurrent treatment with acetylcholinesterase inhibitors, and showed neuroprotective effects in pre-clinical studies.

In **August**, Lundbeck initiated a major North American trial in collaboration with US biotech company Cephalon, Inc. The study is the largest phase II & III clinical trial Lundbeck has conducted to date, and the objective is to determine whether CEP-1347 may be effective in delaying disability due to progression of Parkinson's disease. Lundbeck also announced that the US Food and Drug Administration (FDA) had approved Lexapro™ (registered in Europe as Cipralex®) for the treatment of depression.

In **September**, Lundbeck signed a strategic collaboration agreement with US-based pharmaceutical company Abbott Laboratories to market and sell Lexapro™ in the South American markets. The agreement is crucial to the marketing of Lexapro™, which will become the strongest marketed antidepressant in this market so far. Similarly, Lundbeck announced that its American partner Forest Laboratories, Inc. had announced new clinical data from a phase III study on Ebixa® in combination with donepezil (Aricept®).

In **October**, Lundbeck presented a study at the 15th Congress of the European College of Neuropsychopharmacology, showing that Cipralex® produced significantly faster response and remission rates than venlafaxine XR, and that Cipralex® offered an enhanced side-effect profile.

In **November**, Lundbeck signed an agreement with Janssen-Cilag International, Zug, Switzerland, concerning the right to market, sell and distribute Cipramil® (citalopram) and Lexapro™ (escitalopram) in China. Lundbeck also announced that the company had made an offer to acquire Synaptic Pharmaceutical Corporation, a US-based drug discovery company.

In **December**, Lundbeck announced that Finland, Germany, Italy, Portugal and Spain had approved Cipralex® for the treatment of depression and panic disorders. Cipralex® has now been given approval in 30 countries, which account for approximately a combined 90% of the global market for antidepressants.

Events after the balance sheet date
On 6 January 2003, Lundbeck and Teva Pharmaceutical Industries Limited announced the results of two phase III studies with an immediate release formulation of etilevodopa, a soluble prodrug of levodopa, in advanced Parkinson's disease patients. Etilevodopa was found to be well tolerated and as effective as levodopa. However, on the primary endpoint, shortened time to clinical effect, etilevodopa did not demonstrate statistically significant superiority over standard levodopa.

On 11 February 2003, a majority of the stockholders of Synaptic approved the merger of Synaptic Pharmaceutical Corporation and a subsidiary of H. Lundbeck A/S. The final takeover will occur in March.

Product portfolio

Drugs in clinical development

Compound	Activity	Indication	Development stage	Registration application	Expected launch
Escitalopram	SSRI	Social anxiety disorder	III	2003	2004
Rasagiline	MAO-B	Parkinson's disease	III	2003	2004
Memantine	NMDA-antagonist	Mild to moderate Alzheimer's	III	2004	2005
Sertindole	D2 5HT2	Schizophrenia	Post-marketing study		2005
Bifeprunox	Dopamine/Serotonin	Schizophrenia	II/III	2005	2005+
Gaboxadole	GABA-A-agonist	Sleep disorders	II/III	2005+	2005+
CEP-1347	Kinase inhibitor	Parkinson's disease	II & III	2005+	2005+
Lu 35-138	D4	Schizophrenia	I/II	2005+	2005+

Launched drugs

Compound	Activity	Indication	Trademark	First registration	Approved, no of countries
Escitalopram	SSRI	Depression, panic disorder	Cipralex®, Lexapro™, Sipralexa®, Sipralex®	2001	30
Citalopram	SSRI	Depression, panic disorder, OCD, prevention of relapse/recurrence	Cipramil®, Seropram®, Cipram®, Celexa™	1989	82
Flupentixol+melitracene	Typical antipsyc. + TCA	Mild depression	Deanxit®	1971	31
Melitracene	TCA	Depression	Dixeran®	1968	4
Nortriptyline	TCA	Depression	Noritren®, Nortrilen®, Sensaval®	1963	30
Amitriptyline	TCA	Depression	Saroten®, Sarotex®, Redomex®	1961	34
Lofepramine	TCA	Depression	Tymelyt®	1976	7
Melperone	Typical antipsychotic	Psychotic disorders	Buronil®, Bunil®	1968	14
Zuclopenthixol	Typical antipsychotic	Schizophrenia and other psychotic disorders, anxiety, restlessness and insomnia	Cisordinol®, Clopixol®	1982	71
Zuclopenthixol decanoate	Depot antipsychotic	Maintenance treatment of chronic psychotic disorders	Cisordinol Depot®, Clopixol Depot®, Ciatyl-Z Depot®	1976	72
Zuclopenthixol acetate	Typical antipsychotic	Acute psychotic episodes, exacerbation of psychotic disorders	Cisordinol-Acutard®, Clopixol-Acutard®, Clopixol-Acuphase®, Ciatyl-Z-Acuphase®	1986	69
Flupentixol	Typical antipsychotic	Mild depression, schizophrenia and other psychotic disorders	Fluanxol®, Fluanxol Mite®, Depixol®	1965	67
Cis(Z)-flupentixol decanoate	Depot antipsychotic	Maintenance treatment of chronic psychotic disorders	Fluanxol Depot®, Depixol Inj®.	1970	72
Chlorprothixene	Typical antipsychotic	Schizophrenia and other psychotic disorders, anxiety and restlessness withdrawal symptoms in drug addicts	Truxal®, Truxaletten®	1959	28
Almotriptan	5HT1 agonist	Migraine	Almogran®	2000	7
Memantine	NMDA-antagonist	Moderately severe to severe Alzheimer's	Ebixa®	2002	21

Alzheimer's disease

Drugs in clinical development

Compound	Activity	Indication	Development stage	Registration application	Expected launch
Memantine	NMDA-antagonist	Mild to moderate Alzheimer's	III	2004	2005

Launched drugs

Compound	Activity	Indication	Trademark	First registration	Approved, no of countries
Memantine	NMDA-antagonist	Moderately severe to severe Alzheimer's	Ebixa®	2002	21



Alzheimer's disease, which is the most common cause of dementia, is a neurological disorder in which the brain gradually degenerates. Lundbeck's goal is to build a portfolio of drugs to treat Alzheimer's disease. In 2002, Lundbeck launched Ebixa® (memantine), which was in-licensed from the German company Merz. Furthermore, Lundbeck and the Danish company Pharmexa are working together to develop a new treatment for Alzheimer's disease.


2002

Most significant events in 2002

In 2002, Lundbeck launched Ebixa® for the treatment of Alzheimer's disease in 10 countries. Ebixa® is Lundbeck's first major in-licensed product to be launched on all Lundbeck's markets. Ebixa® is a new type of drug for the treatment of Alzheimer's disease. It is the first approved drug for the treatment of late stage Alzheimer's disease (moderate to severe). Ebixa® fulfills unmet needs for these patients, for whom no other approved treatment is currently available. Together with business partner Merz, Lundbeck has initiated several clinical trials to investigate the efficacy of Ebixa® on mild to moderate Alzheimer's disease. Lundbeck expects to complete these studies in 2003, and to file an application with the authorities to extend the indication in 2005.



What is Alzheimer's disease?

Alzheimer's is a progressive disease affecting middle-aged and elderly people. The initial signs are frequent forgetfulness, changes in personality and confusion. Patients subsequently lose the ability to perform everyday activities; disorientation, delusion and language problems set in, and at some point, they fail to recognise their loved ones. The disease ultimately progresses to death, following a period in an almost vegetative state, during which the patient loses the ability to communicate, eat and drink.

There is no cure for the disease. It manifests itself through cognitive *symptoms* (loss of memory and failure to learn new things), and *emotional* symptoms (anxiety and depression). Some patients also have psychotic symptoms such as delusions and hallucinations.



Alois Alzheimer (1864-1915) was a German neuropathologist and neuroscientist. He initially described the form of dementia that carries his name in 1906-1907 in Munich, when he examined the brain of a diseased woman who had suffered from memory loss, confusion and hallucinations. He found that the woman's cerebral cortex was thinner than usual and demonstrated quite extraordinary cell changes in the brain's grey matter.

Subsequent studies have confirmed that these changes are characteristic of the disease that has been named after him. Today, the diagnosis is made primarily on the basis of a thorough medical history, as was the case when Dr Alzheimer made his discovery, although the diagnosis is now accompanied by a neuropsychological examination and brain scan. Alzheimer himself died of heart failure in 1915 at the age of 51.



Alzheimer's disease

Alzheimer's is the most common form of dementia.
Dementia is derived from the Latin de mens; de, out of – and mens, mind



The three stages of the disease

The three stages of Alzheimer's disease are mild, moderate and severe. The stages tend to overlap, because at the same time, some symptoms can be mild while others can be moderate or severe. Disease progression differs from patient to patient. Many patients develop the disease in old age and do not progress through all the stages before dying of other causes.

The mild stage can last from two to four years. Patients experience problems in learning new things, suffer from loss of recent memories, and may have great difficulty in using correct terminology and grammar. Patients are often aware of their situation and can take part in planning the treatment, but they also have a greater risk of becoming depressed.

The moderate stage can last up to ten years, during which the patient's mental and physical condition gradually deteriorates. The patient loses touch with his past, can no longer use the telephone or a coffee machine, and requires assistance in getting dressed. The patient no longer recognises his spouse and children, and cannot go out unaccompanied. As the disease progresses, confusion, anxiety and distrust set in.

The severe stage can last from one to three years. The patient can no longer look after himself or live a normal life, take care of personal hygiene, or eat or drink. At a certain point, the patient will be permanently confined to bed, requiring 24-hour care. The patient finally dies, often from pneumonia or general debility.





Model

Life as an Alzheimer's patient

Frank:

Memory is something we all take for granted. But think what it would be like if you had to learn everything over again every day: washing, getting dressed, making breakfast. We are gradually deprived of our daily activities. We cannot slow it down, and the doctors are unable to help us.

You often hear of people who have "photographic memory". But why is it that you hear so little about "us Alzheimer's" who have great difficulty in performing even the simplest things?

Alzheimer's disease

We want people to know about our predicament of failing memory.

I have come to terms with the fact that we only have a limited time in which we can express the things we want to say. So I advise all healthy people not to disregard any problems of failing memory or learning difficulties. Don't think that you're probably just getting older or that you are "stressed these days", and don't ever say like I did: "It'll pass, it is always the other guy who gets the disease".

I am grateful that my disease was diagnosed at an early stage. I have learned a lot: don't postpone until tomorrow what you can to today, or it may be too late. Doing things while you still can will bring you happiness, the best medicine of all.



The picture on the left shows the brain of an Alzheimer patient. There is loss of brain tissue and wide furrows. The picture on the top right shows a synapse (contact site between two nerve cells), with one nerve cell transmitting impulses to the other. On the bottom right both nerve cells are about to perish, and there is a reduced amount of signal compound.

Physiological changes in the brain

One of the theories for the cause of Alzheimer's disease is that excessive levels of glutamate, which transmits signals between nerve cells, is present in the brain. These signals are crucial for memory and learning.

The unnaturally high level of glutamate causes constant activation of the NMDA receptors – stressing and ultimately destroying the nerve cells. Another result of this activation is that normal signals sent between nerve cells are lost in the interference from the NMDA receptors. There is a degradation of nerve cells and accumulation of protein-rich material between the cells. At the same time, the amount of other neurotransmitters in the brain (including acetylcholine) is reduced, leading to a deterioration of cognitive function. The psychiatric and behavioural disorders afflicting Alzheimer's patients may be rooted in the same cause.

Not all the mechanisms causing the disease and its progression are known, but accumulation of the protein called *beta-amyloid* in the so-called *plaques*, and of *tau protein* in the cells, has a toxic effect on the cells, which subsequently die.

Alzheimer's disease



Lundbeck's R&D activities
The cause of Alzheimer's disease remains to be discovered, but there is much to indicate that progression of the disease can be slowed down or even stopped, if drugs are developed that prevent the formation of amyloid plaques or the neurodegeneration that occurs in connection with the disease.

Lundbeck and Pharmexa, a Danish biotech company, have signed an agreement for research in, and development of, a therapy for Alzheimer's disease. The collaboration concerns the use of the AutoVac technology on a specific protein target in the central nervous system. The agreement was signed in April 2000. It gives Lundbeck an exclusive global license to use the AutoVac technology on this protein target.

Proof of concept of this technology was demonstrated in preclinical trials in 2002.



Age (years)	Point prevalence (%)
60-64	1.0
65-69	1.2
70-74	4.1
75-79	5.7
80-84	13.0
85-89	21.6
90-94	32.2

Source: Decision Resources, Inc. Cognos study #54, April 2000

Prevalence
It is estimated that roughly 37 million people around the world will suffer from some form of dementia by 2025. Alzheimer's disease is the most common form of dementia, and the most extensive European epidemiological study – The Rotterdam Study – shows that 72% of all patients with dementia suffer from Alzheimer's disease.

Alzheimer's disease is an age-related disease. This means that the estimates available today underestimate the number of Alzheimer patients in the future, since they will live longer. The number of individuals above the age of 60 is expected to double over the next 25 years – most notably in the developing countries.

In 2001, there were about 1.2 billion people aged 60 or above. In the seven major pharmaceutical markets (France, Germany, Italy, Japan, Spain, the UK, and the USA), approximately 42% of the population are aged 60 or above.
(Source: US Census Bureau)

Although only 1% of the total population in the Western world suffers from

Alzheimer's disease

Alzheimer's disease, the prevalence rises to about 5% for people aged 65-74 and to 20% for those aged 80 or above. Alzheimer's disease is the fourth-most frequent cause of death of those above the age of 65 in the Western industrialised countries. Eighteen million people in the world suffer from dementia.

Alzheimer's disease affected an estimated three million people in 2001 in the five major European pharmaceutical markets (France, Germany, Italy, Spain, and the UK). Of these patients, 47% are estimated to suffer from mild Alzheimer's, 29% are in the moderate stage, while 24% have severe Alzheimer's. Many patients with the mild form are incorrectly diagnosed or are not diagnosed at all. Only about 60% of European patients with Alzheimer's are correctly diagnosed. Of those patients diagnosed, 20% suffer from mild Alzheimer's, 40% from the moderate form, and 40% from the severe form of the disease.

Distribution and diagnosis rates in major five European countries ☐ Mild ☐ Moderate ☐ Severe

Distribution of total number of diagnosed patients



Distribution of prevalence



Source: Morpace Pharma Group

0% 10% 20% 30% 40% 50%

Diagnosis
Many patients are never diagnosed with dementia, because people around them believe that they are showing symptoms of normal aging. Although Alzheimer's disease is the most common cause of dementia, other possible causes must be ruled out. It is important to the patient and relatives that the correct diagnosis is made at an early stage.

The disease may affect anyone and strikes unpredictably. The risk increases with age and is slightly higher for women than men. New research results indicate that factors that increase the risk of thrombosis, e.g., excessive blood pressure, smoking, obesity and diabetes, also increase the risk of Alzheimer's disease.

Existing treatments
Drugs available on the market today only treat the symptoms of Alzheimer's disease. Thus, there is a large unmet therapeutic need. This has encouraged several pharmaceutical companies to initiate Alzheimer's research projects. The goal is to develop new drugs that can delay or even stop progression of the disease. However, only few drug candidates have been tested for therapeutic efficacy in large numbers of patients, and none have yet completed phase II studies.

The oldest Alzheimer's drugs increase the level of the neurotransmitter acetylcholine in the brain by inhibiting the breakdown of acetylcholine in the brain (acetylcholinesterase inhibitors). The reduced levels of acetylcholine in patients with Alzheimer's is especially correlated with the cognitive symptoms, but also with some of the psychotic symptoms.

- donepezil (Aricept®)
- rivastigmine (Exelon®)
- galantamine (Reminyl®).

Alzheimer's disease

None of these drugs will cure Alzheimer's or stop the disease from progressing. They are approved for the treatment of mild to moderate Alzheimer's disease, but not for the severe form.

Some patients treated with acetylcholinesterase inhibitors will experience an improvement or a stabilisation of symptoms for various lengths of time. In other patients, the symptoms continue to deteriorate at a constant pace. The most common side-effects are gastrointestinal, e.g., diarrhoea, nausea, loss of appetite, and weight loss; sleep problems and fatigue can also occur. The side-effects are often of a temporary nature, but some patients have to terminate treatment due to side-effects.



Ebixa®

Lundbeck's anti-Alzheimer's drug, Ebixa®, inhibits the abnormal activation of the NMDA receptors but maintains their normal activation, which is required for memory. Thus, Ebixa® restores the normal signalling mediated by the neurotransmitter glutamate, thereby maintaining the mechanisms that support memory and learning processes.

Ebixa® is the first drug for the treatment of moderate to severe Alzheimer's disease.



Drugs in the market

The market for anti-Alzheimer's drugs is dominated by Aricept® from Pfizer, which accounted for approximately 77% of global sales in 2001. Exelon® from Novartis, Cognex® from Horizon and Reminyl® from Shire, Janssen and Sanochemia accounted for a small part of sales of anti-Alzheimer's drugs in 2001.



Brand name	Active ingredient	Marketing corporation(s)	Sales 2001 worldwide (mUSD)	Growth in %
Aricept®	donepezil	Eisai	923	26
Exelon®	rivastigmine	Novartis	228	119
Reminyl®	galantamine	Johnson & Johnson	45	--

Source: IMS Health, IMS World Review 2002

Market shares of anti-Alzheimer's drugs in value Q2 2002

At 30 June 2002, donepezil (Aricept®) was the best-selling drug for the treatment of Alzheimer's disease, in both Europe and the USA


USA
Europe
Donepezil
Rivastigmine
Galantamine
Tacrine
0%
10%
20%
30%
40%
50%
60%
70%
80%

Source: IMS Health, IMS Dataview Q2 2002

Alzheimer's disease

Market size ☐ North America ☐ Europe ☐ Rest of world

The market for drugs for the treatment of Alzheimer's disease was USD 1.2 billion in 2001, an increase of 46% over 2000. The North America accounts for 63% of global sales


13%
24%
63%

Source: IMS Health, IMS World Review 2002

Depression

Drugs in clinical development

Compound	Activity	Indication	Development stage	Registration application	Expected launch
Escitalopram	SSRI	Social anxiety disorder	III	2003	2004

Launched drugs

Compound	Activity	Indication	Trademark	First registration	Approved, no of countries
Escitalopram	SSRI	Depression, panic disorder	Cipralex®, Lexapro™, Sipralexa®, Sipralex®	2001	30
Citalopram	SSRI	Depression, panic disorder	Cipramil®, Seropram®, Cipram®, Celexa™	1989	82
Flupentixol+melitracene	Typical antipsyc. + TCA	Mild depression	Deanxit®	1971	31
Melitracene	TCA	Depression	Dixeran®	1968	4
Nortriptyline	TCA	Depression	Noritren®, Nortrilen®, Sensaval®	1963	30
Amitriptyline	TCA	Depression	Saroten®, Sarotex®, Redomex®	1961	34
Lofepramine	TCA	Depression	Tymelyt®	1976	7
Flupentixol	Typical antipsyc.	Mild depression, schizophrenia and other psychotic disorders	Fluanxol®, Fluanxol Mite®, Depixol®	1965	67



The term depression covers a wide spectrum of disorders that are treatable with antidepressants.

According to the WHO, depression is the fourth largest cause of the global health burden. The prevalence of depression is increasing, and the WHO estimates that depression will become the second largest cause of the global health burden by 2020.

Lundbeck's defined goal is always to be able to offer patients the best drugs for the treatment of depression disorders.

Since the 1950s, Lundbeck has conducted research in, and developed drugs for, the treatment of depression. Lundbeck was one of the first companies to market a tricyclic antidepressant. Lundbeck was also a front-runner in its development of citalopram, which was one of the first SSRIs. The compound citalopram – also known under the brand names Cipramil®/Celexa™ - has made Lundbeck a key player in the global market for antidepressants. Following the launch of the second generation SSRI Cipralex®/Lexapro™ (escitalopram), Lundbeck is set to further consolidate its position in the antidepressant market.

Lundbeck's ambition is for escitalopram to become the most widely prescribed antidepressant in the world by 2005.


2002

Major events in 2002

Having introduced Cipralex®/Lexapro™ in 2002, Lundbeck continues to invest heavily in research into depression disorders.

At the end of 2002, Cipralex®/ Lexapro™ had been approved in Argentina, Austria, Belgium, Brazil, Bulgaria, Croatia, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Hungary, Iceland, Ireland, Israel, Italy, Latvia, Lithuania, Luxembourg, Mexico, New Zealand, Norway, Portugal, Slovakia, Spain, Sweden, Switzerland, the UK, and the USA –corresponding to more than 90% of the global market for depression therapies. Lundbeck expects to obtain approval for escitalopram in a number of other countries in 2003.

In 2002, Lundbeck commenced marketing activities in Switzerland, Denmark, the UK, Latvia, Sweden, Estonia, Austria, Ireland, and the USA. Marketing activities will commence in the other countries as soon as marketing approvals have been issued and subsidy negotiations with the respective authorities have been finalised.

Depression

Depression originates from Latin = press down



What is depression?
Common symptoms of depression include:
- Low mood
- Loss of pleasure or interest
- Loss of energy or increased tiredness

Furthermore, at least two of the following concomitant symptoms must be present:
- Loss of self-confidence or self-esteem
- Feelings of self-reproach or guilt
- Thoughts of death or suicide
- Disturbed thoughts or concentration
- Restlessness or behavioral inhibition
- Sleep problems
- Disturbed appetite or weight loss/gain

The symptoms may also occur in non-depressed individuals, for example, in connection with death in the family or relationship problems.

Depression can strike anyone, but certain social and biological factors make some people more predisposed to the disease than others. Depression is partially hereditary and may occur without an external cause.

However, in patients with a biological predisposition to depression, the disease may also be triggered by stressful events such as the death of a close relative, unemployment, loneliness or other social impacts. Serious diseases such as heart diseases, stroke, cancer, Alzheimer's disease and Parkinson's disease may be aggravated by a concurrent depression.

Anxiety is a frequent problem for depressed patients, and more than 95% of all depressed patients suffer from anxiety. Conversely, it is likely that 20-65% of patients suffering from anxiety are also depressed.

Anxiety conditions are described as:
- Generalised anxiety disorder (GAD), in which the patient is in a continuous state of anxiety.
- Generalised panic disorder (PD), in which the patient is overcome by sudden and unexpected anxiety attacks.
- Agoraphobia – fear of going outside the home unaccompanied by others.
- Social anxiety disorder (SAD) - anxiety in social situations, for example at work, in public transportation, shopping centres, parties, etc.
- Obsessive-compulsive disorder (OCD) Generally obsessive state resulting in obsessive thoughts.
  Generally compulsive state resulting in compulsive actions.
- Post-traumatic stress disorder (PTSD) Anxiety in response to stress, crisis.



Depression is a disorder that has been known and addressed by philosophers and physicians throughout the ages. Numerous mythological, religious and literary writings in both Hellenic, Arabic, Indian and Western cultures describe depressed individuals; for example in Shakespeare's famous plays, in which both Hamlet and Macbeth obviously suffer from depression. Throughout history, depression has been known in the medical literature, from Greece, India and Southeast Asia. Depression research gathered momentum in the 19th and 20th centuries, but as early as the 4th century BC, Hippocrates described melancholy and depression, as did Robert Burton in his "*Anatomy of Melancholy*" in 1621. Some of the greatest individuals in history suffered from depression, including Abraham Lincoln, Theodore Roosevelt, Ludwig van Beethoven, Edgar Allan Poe, and Mark Twain.



Hippocrates

Depression



Stages of the disease

Stage	*Symptoms*
Mild depression	The patient is in a worse mood than usual, has difficulty in sleeping and performing a job, and generally lacks energy.
Moderate depression	The patient is constantly sad and has lost interest in everything that surrounds him. Greatly reduced ability to concentrate, difficulty in making it through the day. The patient may also lose his sexual desire, suffer from a lack of appetite and lose 5-10% of his body weight.
Severe depression	The patient comes to a complete standstill, cannot cope with any activity or social gathering. The symptoms are the same as for mild and moderate depression, but more pronounced. Loss of appetite and thirst may endanger the patient's life, and the patient may become psychotic and start to hallucinate. There is an increased risk of the patient committing suicide.





Model

A life with depression

Marie-Louise:
"Being in a big black hole". That is a fitting description of how many depressed patients experience periods of depression.

In my case, however, it is more than just a fitting description – it is literally how I feel when I suffer from depression.

In fact, I don't exactly remember afterwards what happened during my depression. It is like being in a mist, a dream – or rather a nightmare. Or the feeling of having a high fever and being in a state between dream and reality. I don't remember afterwards what happened during my depression. But I do remember what the black hole feels and looks like:

When I'm in my black hole, I'm on an English moor. I don't know why, but an English moor in rainy weather is about the darkest thing I can imagine. This is perhaps rooted in the fact that I grew up in England and attended English schools and that an old black-and-white movie about the *Hound of the Baskervilles* lies buried in my conscience.

Anyway, my black hole is found far out on a wet, English moor. It's the middle of the night; it's raining and pitch dark. The walls of the hole are made of lava sand, I think, or rather some black sand that collapses every time I try to crawl out. I sit at the bottom of this black hole – in the rain and dark.

But the worst thing isn't that it's cold, wet, dark and impossible to crawl out! The worst thing is that I don't want to crawl out. I have no energy left but to sit there at the bottom.
I have given up.



The arrows in the brain indicate the nerve paths, which play a crucial role when a person is afflicted with depression. A synapse is the cleft (contact site) between two nerve cells


1
2

1: Synapse in an untreated depressed patient whose serotonin activity is lowered, leading to reduced stimulation of the nerve cell to the right.
2: Synapse with normal serotonin activity in a patient who has received SSRI treatment, which increases serotonin activity within the synapse.

Physiological changes in the brain
Depression involves an imbalance in serotonin metabolism in the brain.

Serotonin acts as a signaling compound by transmitting nerve impulses from one nerve ending to another; too little serotonin can trigger depression.

Antidepressants such as citalopram and escitalopram increase the amount of serotonin in the synapse between the nerve endings, by preventing the compound from being taken up into the neurones. An antidepressant using this mode of action is called an SSRI (selective serotonin reuptake inhibitor).

Depression



Lundbeck's R&D activities

In spite of the good treatment options available for depression today, one third of all depressed patients still do not respond to the drugs currently available in the market. Furthermore, there is a great need for developing medication that offers a faster onset of action than the existing drugs. Lundbeck's research projects focus partly on traditional modes of action, such as the adjustment of serotonin and noradrenaline levels in the brain, and partly on new and unique mechanisms.

Lundbeck's takeover of the USA-based company Synaptic will also strengthen the company's research into depression. Synaptic currently has one antidepressant in phase I and a number of preclinical research projects.

Drugs for the treatment of depression have also proven effective for a number of anxiety disorders. As a result, Lundbeck has launched several clinical studies using escitalopram for anxiety disorders. Based on the outcome of these studies, Lundbeck expects to file an application for approval of the indication social anxiety disorder in 2003.



Prevalence

According to the WHO's latest report on depression, from 2001, an estimated 340 million people around the world suffer from the disease. It is estimated that, at any given time, 1.9% of all men and 3.2% of all women suffer from a depressive disorder for which they require treatment.

In the USA and Japan and the five major European markets (France, Germany, Italy, Spain, and the UK), an estimated 86 million people suffered from a depression disorder that required treatment in 2001.

Age (years)	Point prevalence (%)	Source: WHO
All	Male 1.9 Female 3.2	



Diagnosis

Only about 35 million people, or close to 40% of those suffering from depression, in the seven major markets are diagnosed with depression, and only about two thirds of this group receive the correct treatment. The USA has the highest diagnosis rate, with about 55% of depression patients being correctly diagnosed. The diagnosis rate is 35-45% in Europe, and 15% in Japan.

Number of individuals with depression in the major seven pharmaceutical markets (million)



Prevalence
Diagnosed
Drug-treated
Source: Decision Resources, Inc., October 2002
0
10
20
30
40
50
60
70
80
90
100

Existing treatments and drugs on the market

The antidepressant market is dominated by the SSRIs. The SSRIs represent the latest generation of antidepressants and accounted for 88% of the US antidepressant market, and 82% of the European antidepressant market in 2001 (source: IMS MIDAS). The best known drugs in this group are Cipramil®/Celexa™ (citalopram) and Cipralex®/Lexapro™ (escitalopram) from Lundbeck, Seroxat® (paroxetine) from GlaxoSmithKline, Zoloft® (sertraline) from Pfizer and Prozac® (fluoxetine) from Eli Lilly. Eli Lilly's patent on Prozac® (fluoxetine) expired in the USA 2001. At that time, Prozac® was the best selling antidepressant in the USA. Since then, generic fluoxetine has been launched, taking over a large share of total fluoxetine sales.

Brand name	Active ingredient	Marketing corporation(s)	Sales 2001 worldwide (mUSD)	Growth in %
Seroxat®	paroxetine	GlaxoSmithKline	2848	18
Zoloft®	sertraline	Pfizer	2590	15
Prozac®	fluoxetine	Eli Lilly	2356	-18
Cipramil®/Celexa™	citalopram	Lundbeck/Forest	1632	48
Effexor®	venlafaxine	American Home	1609	38
Wellbutrin®	bupropion	GlaxoSmithKline	1143	40
Remeron®	mirtazapine	Akzo Nobel	584	48
Serzone®	nefazodone	Bristol-Myers Squibb	390	8
Fluoxetine Barr®	fluoxetine	Barr Labs	363	-

Source: IMS Health, IMS World Review 2002

Market shares of SSRI drugs in value - Q2 2002


USA
Europe
Paroxetine
Sertraline
Citalopram
Fluoxetine
Fluvoxamine
0%
10%
20%
30%
40%

Source: IMS Health, IMS Dataview Q2 2002

Depression

Market size

☐ North America ☐ Europe ☐ Rest of world

The antidepressant market represented USD 15.9 billion in 2001, and is the largest segment of the total CNS market, corresponding to 28%. North America accounted for 76% of the total antidepressant market, and Europe 17%, with the rest of the world representing the remaining 7%. From 2000 to 2001, the total antidepressant market grew by 18%.



7%
17%
76%

Source: IMS Health, IMS World Review 2002

Anxiety

Anxiety and depression are often closely related, since nearly all patients with depression also suffer from anxiety, and many people with an anxiety disorder are also afflicted with depression. The SSRIs have proven to be effective in the treatment of anxiety, which makes it difficult to estimate the size of the anxiety market.

Anxiety can be divided into different indications, but the best known are generalised anxiety disorder, social anxiety disorder, panic disorder, obsessive compulsive disorder (OCD), and post-traumatic stress disorder (PTSD). In 2000, apart from patients who do not suffer from anxiety when suffering from depression, there were about 60 million people suffering from the five most common anxiety indications in the seven major pharmaceutical markets (France, Germany, Italy, Japan, Spain, the UK and the USA). Only a little more than one-fifth of these patients received the correct treatment. The lifetime risk of experiencing an anxiety disorder is 20% for men and 30% for women.

In 2000, the anxiety market amounted to USD 2.8 billion in the seven major pharmaceutical markets. In Japan, the anxiety market is expected to increase by more than 50% until 2010, partly because anxiety is not as recognised a disease in Japan as it is in the USA and Europe. (Source: Morpace, 2001)

Cipralex® launch in Europe

Cipralex® was successfully launched in eight European countries in 2002. Unlike in the large homogenous American market, there are vast differences in the structure and dynamic of the European markets. In some countries, specialists play a crucial role in the speed with which new and improved medication is prescribed to patients. In countries such as the UK, general practitioners write more than 95% of all prescriptions. The presence or absence of manufacturers of generic citalopram, and intensive focus on health expenses related to drug consumption, also affect the degree to which patients are offered the possibility of receiving more effective and faster-working medication.

Country	Launch	Cipralex® % of total franchise (incl. generics)	Months after launch
Switzerland	March 2002	14.5%	+10
Sweden	April 2002	9.0%	+9
UK	June 2002	8.6%	+7
Denmark	August 2002	13.0%	+5
Latvia	August 2002	16.7%	+3
Estonia	September 2002	54.4%	+3
Austria	September 2002	21.4%	+4
Ireland	November 2002	8.6%	+2



Successful launch of Lexapro™ in the USA
The launch of Lexapro™ in the USA was highly successful: after 18 weeks on the market, Lexapro™'s market share of new prescriptions was 7.76%, making it one of the most successful drug launches ever in the USA.

Market share of new prescriptions


25%
20%
15%
10%
5%
0
Combined
Celexa™
Lexapro™
Source: IMS Weekly Data
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
Week



Strategic alliances for the sale of escitalopram in Latin America and China
Lundbeck now enjoys a fully developed marketing and sales organisation with subsidiary representation in more than 40 countries. In order to gain market access in countries in which an investment in Lundbeck's own infrastructure would currently be unfeasible, the company formed two important strategic alliances in 2002 – one with Janssen-Cilag International and one with Abbott Laboratories.

The alliance with Janssen-Cilag International concerns the right to market, sell and distribute Cipramil® (citalopram) and Lexapro™ (escitalopram) in China. Xian-Janssen Pharmaceutical Ltd will market and sell both products and provide regulatory support. Both Janssen-Cilag and Xian-Janssen are members of the Johnson & Johnson family of companies.

The combination of Xian-Janssen's expertise and infrastructure in China and Lundbeck's antidepressant brands, creates a strong foundation for the successful marketing of Cipramil® and Lexapro™ in China. Cipramil® and Lexapro' will be promoted by an extensive group of Xian-Janssen medical representatives in more than 200 cities and over 2,000 hospitals nationwide.

The alliance with Abbott Laboratories concerns the right to market, sell and distribute Lexapro™ (escitalopram) in all Latin American markets. As part of the agreement, Lexapro™ will be promoted by an extensive group of medical representatives, making the product the most widely promoted antidepressant in Latin America.

Depression



Cipralex® better than Cipramil®
At several international conferences, Lundbeck has presented the results of clinical studies, which show that Cipralex® offers patients early onset of symptom relief, good tolerability, and high efficacy.

At the 23rd Collegium Internationale Neuro-Psychopharmacologium (CINP) Congress in Montreal in June 2002, Lundbeck presented clinical results showing that Cipralex® (escitalopram) offered significantly greater efficacy than Cipramil® (citalopram).

An eight-week, placebo-controlled study with 468 patients has demonstrated that 20% more patients treated with escitalopram (10-20 mg/day) responded to the treatment, compared with patients treated with citalopram (20-40 mg/day) (p=0.021). Moreover, the rate of remission was approximately 25% higher for patients treated with escitalopram than for with patients treated with citalopram (p=0.036).

These findings are further supported by the findings of a six-month fixed-dose study of 357 patients with moderate to severe depression, in which escitalopram 10 mg/day was compared to citalopram 20 mg/day, presented at the 3rd International Forum on Mood and Anxiety Disorders in Monte Carlo in November 2002.

At the CINP Congress, Lundbeck also presented the results of a preclinical microdialysis study. Data from this study show that escitalopram, when administered subcutaneously (s.c.) in doses of 2.0 mg/kg, was more potent than an equivalent s.c. 4.0 mg/kg dose of citalopram (2.0 mg/kg S-enantiomer + 2.0 mg/kg R-enantiomer) in increasing brain serotonin levels (about 300% versus 200%, respectively). In contrast, the R-enantiomer of citalopram, when administered in s.c. doses of 2.0 mg/kg, did not increase brain serotonin levels. The microdialysis findings can explain the clear clinical advantage of escitalopram over citalopram.

Cipralex® better than venlafaxine XR
The findings of a study presented at the 15th Congress of the European College of Neuropsychopharmacology in Barcelona in October show, among other things, that patients treated with Cipralex® achieved sustained response and sustained remission significantly faster than the venlafaxine XR-treated patients. In addition Cipralex® was better tolerated than venlafaxine XR with escitalopram-treated patients having significantly fewer discontinuation symptoms than the venlafaxine XR-treated patients.

Parkinson's disease

Drugs in clinical development

Compound	Activity	Indication	Development stage	Registration application	Expected launch
Rasagiline	MAO-B	Parkinson's disease	III	2003	2004
CEP-1347	Kinase inhibitor	Parkinson's disease	II & III	2005+	2005+



Parkinson's disease is a progressive neurodegenerative disruption of the central nervous system, characterised by tremors, slowness of movement, stiffness in arms and legs, and balance problems. Next to Alzheimer's disease, Parkinson's disease is the most common neurodegenerative disorder.

Lundbeck's goal is to develop drugs to treat, delay, and if possible, stop the progression of Parkinson's disease. Through its own research and strategic alliances, Lundbeck has built a development portfolio encompassing two drug candidates for Parkinson's disease. These drug candidates are currently in phase II and III clinical trials, respectively.


2002

Most significant events in 2002
In 2002, Lundbeck started its largest-ever phase II/III clinical trial in collaboration with Cephalon, Inc., a US-based biotech company. The objective is to determine whether the drug candidate CEP-1347 is effective in delaying the disability due to the progression of Parkinson's disease. Patients are enrolled into the study over a two-year period, and each patient will receive placebo or CEP-1347. Approximately 800 patients will be enrolled in the study, which will be conducted in co-operation with physicians and hospitals in the USA and Canada. If CEP-1347 proves to be a safe and effective drug that can delay the progression of Parkinson's disease, it is expected to revolutionise the treatment of the disease. Today, existing drugs only treat the symptoms of the disease.



What is Parkinson's disease?
Parkinson's disease is a progressive neurological disease caused by lack of the neurotransmitter dopamine.

Parkinson's disease is one of several motor system disorders. Parkinson's and related disorders are the result of the loss of dopamine-producing brain cells in the patient, primarily in the so-called black substance, substantia nigra. Dopamine is one of several chemical neurotransmitters responsible for transmitting signals within the brain. Loss of dopamine results in loss of normal nerve cell activity, leaving patients unable to direct or control their movement in a normal manner.

The primary symptoms of Parkinson's are tremors in hands, arms, legs, and head; muscle rigidity that leaves the body immovable and the face expressionless; slowness of movement; and impaired balance and coordination. Patients may also have difficulty walking, talking, or completing simple tasks. The disease is both chronic and progressive. There are a few cases of inherited Parkinson's disease. Early symptoms can be subtle and difficult to diagnose.



James Parkinson (1755-1824) was an English physician. Towards the end of the 18th century, he played an important role as a social reformer, voicing his opinions on war, poverty, civil disobedience and other social aspects. However, his name is primarily associated with the disease he described in 1817 in "*An Essay on the Shaking Palsy*", in which he mapped the symptoms, claiming that the disease emanates from the nervous system. It was not until many years later that the disorder was named "Parkinson's disease". The disease is described in historic sources dating as far back as 1000 BC. Indian Vedic literature and the Greek physician Hippocrates (ca. 460-377 BC) both described disorders that are a direct match to the disease we now refer to as Parkinson's disease.

Parkinson's disease



The stages of the disease
The characteristic motor and facial expressions that are typical of Parkinson patients appear gradually. Patients often develop a mask-like expression, and movements get fewer and slower. As the disease progresses, inhibited and rigid movements may leave the patient unable to take care of himself. In the late stages of the disease, the patient's condition has deteriorated strongly, often confining him to a chair or the bed. Other symptoms include depression and dementia.



Life as a Parkinson patient

Svend:
Let me start at the very beginning: about a year before I was diagnosed with Parkinson's disease, which is a chronic and slowly progressing disease, I had discovered a few symptoms. It started as a slight quivering and trembling in my left hand, but over the next year or so the symptoms increased, spreading to my arms and shoulders and my left leg. At first, I put it down to stress and ignored the symptoms, although I wondered why only one side of my body was affected.

I was also afraid of what really caused the symptoms, but left it at that. One day, about a year after I had first noticed the symptoms, I read an article in a magazine. Reading it made me frightened, for now I knew: I had Parkinson's disease. I tried to ignore it but realised that I had to visit the doctor. I made an appointment to see a neurologist and went there about a month later. It took him three minutes to make the diagnosis, and he subsequently referred me to another neurologist, who was conducting a study and was looking for volunteers. I was given a leaflet about the disease, describing the course I was to anticipate.

I read the leaflet on my way home in the car, and it made me feel bad. The disease was described as being quite severe, and the back pages described the auxiliary equipment available when the disease progresses to the stage where patients can no longer function. Two things came out of being diagnosed with the disease: the first was clarity – now I knew what was wrong with me, so at least I could do something about it. The second thing was that the diagnosis changed my outlook for the future. Reading about how my physical state would develop once the disease progresses gave me a new and frightening perspective. As I have almost never been ill and have always been full of energy, this diagnosis really shook me up. It was as if a rug had been pulled out from under me.



Model

Physiological changes in the brain
A characteristic of Parkinson's disease is the pathological loss of dopamine-producing nerve cells, primarily found in the substantia nigra of the brain. The loss of these neurones substantially reduces the amount of dopamine in the brain, leading to changes in the basal ganglia (striatum) and consequent motor disruptions. This process causes the most important symptoms of Parkinson's disease: tremors, slow movements, stiffness and impaired balance.



The basal ganglia are found deep within the brain, and along with the motor cortex and the cerebellum they help to control our movements. Parkinson patients suffer from a loss of the impulses that activate the basal ganglia, the dopaminergic pathways from the substantia nigra. The cross-section at the bottom right illustrates the reduced amount of dopamine in Parkinson's disease.

Lundbeck's R&D activities
Over the last five years, Lundbeck has conducted research with the aim of developing drugs for the treatment of Parkinson's disease. Lundbeck currently has two drug candidates in clinical development and runs a number of Parkinson research projects.

Rasagiline, in-licensed from Teva Pharmaceuticals in Israel, is a selective MAO-B inhibitor with a positive effect on symptoms in patients with Parkinson's in the early stages of the disease. Initial phase III clinical trials have documented that rasagiline is well-tolerated and effective for the treatment of Parkinson's disease. Ongoing phase III trials are expected to be completed during the first half of 2003.

Lundbeck expects to file an application for registration of rasagiline in 2003 and to launch the product in 2004. In Europe, Lundbeck will launch rasagiline in collaboration with Teva, while Teva holds the rights in the rest of the world, including the USA. The launch of rasagiline is expected to create a platform for Lundbeck's sales organisation in the field of Parkinson's disease, providing Lundbeck's sales teams with in-depth knowledge of the market ahead of the launch of Lundbeck's other drug candidate, CEP-1347.

Whereas all other registered anti-Parkinson's drugs only offer symptomatic relief, CEP-1347 is a disease-modifying drug that is expected to slow down, and possibly stop, disease progression. Thus, if CEP-1347 proves to be a safe and effective drug, it is expected to revolutionise the treatment of Parkinson's disease.

CEP-1347 is a potent inhibitor of members of the mixed-lineage kinase (MLK) family. MLK family members are key participants in the activation of c-Jun N-terminal kinase (JNK), which is thought to underlie neuronal dysfunction and subsequent death.

Parkinson's disease

Research at Cephalon and Lundbeck has shown that CEP-1347 enhances the survival of nerve cells that produce dopamine. Additionally, animal models of Parkinson's disease have shown that CEP-1347 protects precisely those dopamine-producing neurones whose destruction causes Parkinson's disease.

Lundbeck and Cephalon, Inc. are developing CEP-1347 jointly, and a large phase II/III clinical trial of patients with early-stage Parkinson's disease was initiated in 2002.

Lundbeck holds exclusive commercial rights to market CEP-1347 in Europe, South America, Australia, South Africa and several other countries, while Cephalon holds the rights to the US market. Kyowa Hakko Kogyo Co., Ltd. is Cephalon's partner in the commercialisation of CEP-1347 in the rest of the world.



Prevalence

Parkinson's disease affects men and women equally, and an estimated four million people worldwide suffer from the disease. The disease typically occurs at a late age, affecting approx. 1% of the population over the age of 65. In the USA, Japan, and the five major European markets (France, Germany, Italy, Spain and the UK), about 2.7 million people suffer from Parkinson's. Of this group, 85% are over 65 years of age.

Age (years)	Point prevalence (%)	
65+	1.0	

Source: Decision Resources, October 2002, Cognos study #68



Diagnosis

An estimated 70% of patients with Parkinson's are believed to have been correctly diagnosed. Given the rising proportion of elderly people in society, the number of people with Parkinson's is expected to grow by 2% per annum until 2006 in the USA, Japan, and in the five major European markets.

Prevalence and diagnosis rate (million)

☐ Diagnosis rate ☐ Prevalence


Japan
USA
Europe
Source: Decision Resources, October 2002, Cognos study #68
0
0.2
0.4
0.6
0.8
1.0
1.2
1.4



Existing treatments and drugs on the market

The current market for anti-Parkinson's drugs is characterised by a large number of drugs that all only offer symptomatic treatment. Many of these are generic drugs.

Levodopa drugs are the most commonly used drugs. These drugs are converted to the missing compound dopamine in the brain. Levodopa is particularly effective in patients with mild to moderate Parkinson's, but unfortunately it causes severe long-term side effects in the form of involuntary movements, on-off syndromes, and hallucinations in late stages of the disease.

As a result, current Parkinson's treatments are often initiated with a dopamine agonist – a drug that acts directly on the dopamine receptor, replacing the lost dopamine. Dopamine agonists do not seem to cause side effects as severe as those with the levodopa drugs. However, the agonists are not as effective, so most patients are treated with levodopa drugs at some point during treatment.

Another group of drugs, catechol-o-methyl transferase inhibitors, reduce the conversion of levodopa at peripheral sites and are used in advanced-stage patients with Parkinson's to stabilise the levodopa level. In addition, another MAO-B inhibitor is available in the market that lowers dopamine breakdown in the brain.

So, even though levodopa has been called one of medicine's great successes and remains the principal treatment option for Parkinson's disease, the therapy only offers efficacy for a few years. Thus, there is still a major need for developing new drugs.

Market share of the major anti-Parkinson drugs in value - Q2 2002


USA
Europe
Carbidopa/Levodopa
Pramipexole
Ropinirole
Entacapone
Pergolide
Benserazide/Levodopa
Cabergoline
0%
10%
20%
30%
40%

Source: IMS Health, IMS Dataview Q2 2002

Market size

The market for anti-Parkinson's drugs, which represents approximately 3% of the overall CNS market, amounted to USD 1.7 billion in 2001 – an 8% increase over 2000. The market is evenly distributed worldwide, with 37% of sales being generated in North America, 34% in Europe and 29% in the rest of the world.


North America
Europe
Rest of world
29%
37%
34%

Source: IMS Health, IMS World Review 2002

Schizophrenia

Drugs in clinical development

Compound	Activity	Indication	Development stage	Registration application	Expected launch
Sertindole	D2 5HT2	Schizophrenia	Post-marketing study		2005
Bifeprunox	Dopamin/Serotonin	Schizophrenia	II/III	2005	2005+
Lu 35-138	D4	Schizophrenia	I/II	2005+	2005+

Launched drugs

Compound	Activity	Indication	Trademark	First registration	Approved, no of countries
Melperone	Typical antipsyc.	Psychotic disorders	Buronil®, Bunil®	1968	14
Zuclopenthixol	Typical antipsyc.	Schizophrenia and other psychotic disorders, anxiety, restlessness and insomnia	Cisordinol®, Clopixol®	1982	71
Zuclopenthixol decanoate	Depot antipsyc.	Maintenance treatment of chronic psychotic disorders	Ciscordinol Depot®, Clopixol Depot® Ciatyl-Z Depot®	1976	72
Zuclopenthixol acetate	Typical antipsyc.	Acute psychotic episodes, exacerbation of psychotic disorders	Cisordinol-Acutard®, Clopixol-Acutard®, Clopixol-Acuphase®, Ciatyl-Z-Acuphase®	1986	69
Flupentixol	Typical antipsyc.	Mild depression, schizophrenia and other psychotic disorders	Fluanxol®, Fluanxol Mite®, Depixol®	1965	67
Cis(Z)-flupentixol decanoate	Depot antipsyc.	Maintenance treatment of chronic psychotic disorders	Fluanxol Depot®, Depixol Inj.®	1970	72
Chlorprothixene	Typical antipsyc.	Schizophrenia and other psychotic disorders, anxiety and restlessness withdrawal symptoms in drug addicts	Truxal®, Truxaletten®	1959	28



Schizophrenia is a severe, disabling and, most often, chronic brain disorder with a considerable impact on the patients' quality of life.

Being one of the first to develop and market effective antipsychotic therapies, Lundbeck has held a strong position in the antipsychotics market since the 1950s. Lundbeck's first antipsychotic drug was chlorprothixene, which is known under the trademark Truxal®. Lundbeck's key products Clopixol® (zuclopenthixol) and Fluanxol® (flupenthixol) gave it a key role in the treatment of schizophrenia and other psychoses. With the development of Serdolect® (sertindole), Lundbeck was also a front-runner in the development of the latest generation of antipsychotic drugs – the so-called atypical antipsychotics.

Lundbeck currently markets seven antipsychotic drugs, and sales of these drugs accounted for 5.8% of the company's 2002 revenue. Lundbeck expects to market Serdolect® in 2005, and has two more drug candidates in clinical development.


2002

Major events in 2002

On 26 June 2002, the EU Commission lifted the suspension of Serdolect® for the treatment of schizophrenia based on supplementary data submitted by Lundbeck, all substantiating the safety of Serdolect®. In connection with the lifting of the suspension, Lundbeck agreed to carry out a post-marketing study. The company expects Serdolect® to be available for general prescription and use in Europe in 2005. Lundbeck is currently in discussions with the US health authorities (FDA) to investigate whether and when it would be possible to launch Serdolect® in the US market.

In addition to being an effective drug in the treatment of schizophrenia, Serdolect® is also free of many of the side effects that normally characterise antipsychotics.

Schizophrenia

Schizophrenia translates directly from Greek
Schizo = split; phrenos = mind



What is schizophrenia?
Schizophrenia is a mental disorder that is found in varying degrees, but is most often chronic. The disease typically begins in late adolescence or early adulthood and is characterised by distinct changes in the patient's way of thinking and perception of the outside world. Furthermore, the disease is characterised by short or long periods during which the patient is in an acute psychotic condition, suffering from definite hallucinations and delusions. However, there are also stable periods, during which the patient is symptom-free or experiences a significant reduction in symptoms. Even in stable periods, many patients have difficulty in establishing social contact, in completing an education programme, or in having a job. Patients with schizophrenia have difficulty in performing everyday activities such as cooking, personal hygiene and cleaning. A not insignificant proportion of the patients use intoxicants such as alcohol and cannabis. The disease is often disabling and can be very painful - first and foremost to the patient, but also to the patient's family. Furthermore, schizophrenia is a major economic burden to society, not only due to the costs of nursing and treating the patients, but also due to their reduced ability to work and the costs of social pensions and benefit schemes.



The German psychiatry professor Emil Kraepelin (1856-1926), who is considered to be the father of modern psychiatry, initially described the disease at the beginning of the 20th century, and the name schizophrenia was used by the Swiss psychiatrist Eugen Bleuler (1857-1939) as early as 1911.

Like depression, schizophrenia can be traced through history in sources from the Far East, Ancient Greece, and Rome, among others. Indian medics had already described schizophrenia by 1500 BC. Later, the Greek physicians, Aretaes and Soranus, wrote about the mentally ill as people who were free to walk about, availing themselves of facilities such as medicinal baths and temples along with the physically ill. Respect for the mentally ill later disappeared, and they were treated cruelly and without dignity in several cultures. For example, Roman patients were subjected to surgical procedures such as trephining, as the disease was believed to stem from poisonous gases that needed to be released. The first known hospital for the mentally ill was set up in Baghdad in 1173 BC, where the residents were treated with drugs and music.

Schizophrenia has been depicted in several movies, including "*Shine*" and "*A Beautiful Mind*", which portray pianist David Helfgott and mathematician John Nash, respectively.





Symptoms and course of disease
Schizophrenia afflicts both sexes equally, and typically starts in late adolescence, but slightly later in women than in men. Sometimes, the disease is initially misinterpreted as difficulties associated with puberty, school fatigue, effects of cannabis abuse, etc. In some cases, it is possible to identify discrete symptoms some years before the actual onset of the disease. When the disease manifests itself, it thoroughly impacts on the patient's mind and perception of the surrounding environment. Hallucinations (very often in the form of "voices" speaking about the patient in the third person) and delusions (typically persecution mania and delusions of a bizarre nature) are common symptoms. The patient's thoughts and speech often become incoherent and difficult to understand. Certain patients may become agitated and sometimes verbally or physically aggressive. These symptoms are often called positive, because they resemble normal mental functions or personality traits, albeit in an exaggerated and distorted form. In periods of pronounced positive symptoms, patients are said to be in an acute psychotic state. Medical treatment has the best impact on positive symptoms.



Schizophrenia

→ Negative symptoms are also frequent in patients with schizophrenia. They are called negative because they represent a lack or loss of normal mental functions or personality traits. Social interaction deficits, emotional impairment, lack of facial expression, lack of drive, and general difficulty in feeling pleasure are common negative symptoms. Although negative symptoms do not appear to be as dramatic as positive symptoms, they significantly diminish the patients' quality of life.

In recent years, attention has been drawn to the fact that many patients with schizophrenia also develop a number of disorders associated with the intellect, the so-called cognitive disorders. Symptoms include a reduced ability to concentrate, and impairment of specific memory and language functions. Actual impairment of intelligence in the common sense is usually not involved. Cognitive disorders often arise long before the onset of the first psychotic episode and can be traced back to childhood. Negative symptoms and cognitive disorders often persist even though the patient's positive symptoms have been successfully treated.

Many patients with schizophrenia also have depressive symptoms. It can be difficult to distinguish such symptoms, especially from the negative symptoms, but they are usually considered as a separate group. Suicide is far more frequent among patients with schizophrenia than among the general population. Combined with other factors (including abuse, poor social conditions), suicide contributes to increased mortality in patients with schizophrenia.

Positive and negative symptoms of schizophrenia

Positive symptoms:
- Hallucinations
- Delusions
- Agitation
- Aggression
- Abnormal behaviour
- Distorted thinking.

Negative symptoms:
- Social detachment
- Isolation
- Poor personal hygiene
- Impaired ability to express joy and sorrow
- Lack of spontaneous speech and thought.





Model

Life with schizophrenia

Lone:
My disease started long before anyone else noticed it. I was good at hiding my inner secrets – also from myself. But I remember discovering something weird many years ago when I was taking a stroll with my second-oldest son in the pram. Suddenly, I felt like I was two persons walking side by side. They were both me. I was frightened and felt that something was wrong. But the vision disappeared again, so I repressed the experience and felt totally normal again. Like I said, I told nobody about my experience and kept it to myself.

The disease gradually progressed. But I remember feeling sad when the last of my children moved out of the house. Before then, I had started to have incoherent thoughts and feel confused, and this was something quite new. I didn't have the same pleasure in my job as I used to. One thought led to another, and I started to feel angry towards my aged mother and, later, also my ex-husband. I blamed them for my disease. My children, who were now grown-up, started to withdraw from me, because they didn't understand my anger.

I decided I didn't want to live any longer. So one night, I took an overdose of pills and two large whiskys, but they found me in time and I was admitted to the closed ward. To cut a long story short, I became one of those patients who are constantly in and out of the hospital. At one point, when I was out of hospital, I experienced being somebody else. I was the Virgin Mary and couldn't understand why the people around me wouldn't believe me.



The blue area in the brain indicates reduced activity in the frontal lobe of the brain. The red area indicates excess dopamine activity in the underlying brain structures.


1
2
3

1: Synapse (contact site between two nerve cells) with normal dopamine activity. 2: Synapse with increased dopamine activity in a schizophrenic patient. 3: Synapse with increased dopamine activity, in which an antipsychotic has been administered that binds to and blocks the dopamine receptors. The goal is to reduce the excess activity to a normal level.

Physiological changes in the brain
The causes of schizophrenia are unknown, but genetic and environmental components are likely to be involved. Several genes have recently been identified as risk factors for schizophrenia. Factors that can cause schizophrenia are believed to include early mental impacts, environmental factors, stressful events, and difficult family relations. In addition, it has been demonstrated that disturbances at certain embryonic stages (for example virus infection and malnutrition), and certain birth complications (for example lack of oxygen) can

Schizophrenia

→ increase the risk of developing schizophrenia later in life.

Neurochemical abnormalities seem to play an important role in schizophrenia, and research has focussed on neurotransmitters, especially increased activity in the basic dopamine system, disturbances in the functions of other neurotransmitters (serotonin, neuropeptides and excitatory amino acids such as glutamic acid), and enzymes. In addition to these abnormalities, structural and developmental disorders in the anatomy and physiology of the cerebral cortex are believed to contribute to the progression of the disease. Some of the cognitive disorders are believed to be linked with hypofrontality – the inability to activate neurones in the frontal cerebral cortex in connection with solving intellectual tasks.



Lundbeck's R&D activities
Lundbeck conducts a number of research projects and preclinical projects specialising in schizophrenia.

Lundbeck has two drug candidates in clinical development: Bifeprunox in phase II and Lu 35-138 in phase I.

Bifeprunox is a potent partial dopamine D2 receptor agonist and serotonin 5-HT_{1A} agonist that is expected to treat both the positive and negative symptoms of schizophrenia. Bifeprunox has been in-licensed from the Belgium firm Solvay Pharmaceuticals B.V., and Lundbeck holds the rights to market the product outside the USA, Canada, Mexico, and Japan. A phase IIb trial is currently underway to establish the optimum dose. Lundbeck plans to commence phase III trials in 2003.

Lu 35-138, developed by Lundbeck in-house, also belongs to the class of atypical antipsychotics. The product has a unique profile and primarily affects dopamine D4 receptors. Lundbeck expects to initiate efficacy trials in patients in 2003.

Several unmet needs still exist in the treatment of schizophrenia. Lundbeck's research is aimed at the development of drugs that offer an enhanced effect on both positive and negative symptoms, fewer side-effects, and an impact on the cognitive processes that also characterise the disease.



Age (years)	Point prevalence (%)		Source: Decision Resources, October 2002, Cognos study #68
All	0.5		

Prevalence
The antipsychotic market comprises drugs for the treatment of different types of psychotic disorders, including schizophrenia. Some 9.6 million people suffer from a disease in this category in the seven major pharmaceutical markets alone (France, Germany, Italy, Japan, Spain, the UK and the USA); a large proportion of these patients suffer from schizophrenia.

Schizophrenia most often occurs in late adolescence or early adulthood, and men and women are equally affected. However, studies indicate that women develop the disease at an older age than men. Up to 1% of the world's population will, at some point in their life, be affected by schizophrenia, while approximately 0.5% will be afflicted by the disease at any given time.

The USA and Europe have relatively high diagnosis rates for schizophrenia, with about 80% of all schizophrenics receiving the correct diagnosis. In Japan, the diagnosis rate is 75%.



Diagnosis
There are many symptoms of schizophrenia, and all can be features of other mental disorders. It is the duration, nature, and pattern of mental symptoms that form the basis of the diagnosis. In order to be diagnosed with schizophrenia, one or two of the most important symptoms must have been present for at least one month. Certain symptoms specifically indicate a diagnosis of schizophrenia: these include auditory hallucinations in the form of voices referring to the patient in the third person. To diagnose the disease, the physician must also rule out the possibility that the symptoms are rooted in other mental illnesses. The American Psychiatric Association and the WHO have each issued a set of diagnostic guidelines for schizophrenia. The two sets of guidelines are almost, but not entirely, identical.

Prevalence and diagnosis rates (million)



☐ Diagnosis rate ☐ Prevalence
Japan
Europe
USA
0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 1.8

Source: Decision Resources, Cognos study #65



Existing treatments and drugs on the market
The latest generation of antipsychotic drugs are the so-called atypical antipsychotics, which accounted for 88% of the global antipsychotic market in 2001. Growth in atypical antipsychotics was 35% in 2001, while the market for the early antipsychotics declined by 10% in 2001.

The early antipsychotic drugs were introduced in the 1950s and 1960s. At the time, these drugs represented major progress over the therapies previously offered to patients with schizophrenia and other psychoses. Although these drugs proved effective against the positive symptoms, they were less effective in treating negative symptoms. Moreover, treatments with these drugs induced so-called extra pyramidal symptoms (EPS), which are motor side effects, such as slow movements and tremors. The atypical antipsychotic drugs, introduced in the 1990s, are characterised by being just as effective in the treatment of the positive symptoms as typical medications, without causing EPS. The atypical antipsychotic drugs are also effective against the negative symptoms, but there is still no convincing effect.

The best selling drugs are Zyprexa® (olanzapine) from Eli Lilly, Risperdal® (risperidone) from Johnson & Johnson, Seroquel® (quetiapine) from AstraZeneca, Leponex® (clozapine) from Novartis, and Zeldox® (ziprasidone) from Pfizer. In recent years, Zyprexa® and Risperdal® have had particularly good growth in the antipsychotic market.

At 30 June 2002, Zyprexa® was the best selling brand followed by Risperdal® both in the USA and Europe.

Schizophrenia

Brand name	Active ingredient	Marketing corporation	Sales 2001 worldwide (mUSD)	Growth in %
Zyprexa®	olanzapine	Eli Lilly	3226	35
Risperdal®	risperidone	Johnson & Johnson	2110	23
Seroquel®	quetiapine	AstraZeneca	793	82
Leponex®	clozapine	Novartis	322	-1
Zeldox®	ziprasidone	Pfizer	137	>999
Solian®	amisulpride	Sanofi-Synthelabo	89	18
Haldol®	haloperidol	Johnson & Johnson	73	-15
Tiapridal®	tiapride	Sanofi-Synthelabo	63	-

Source: IMS Health, IMS World Review 2002

Market share of the major antipsychotics in value – Q2 2002

☐ USA ☐ Europe


Olanzapine
Risperidone
Quetiapine
Clozapine
Amisulpride
Ziprasidone
0%
10%
20%
30%
40%
50%

Source: IMS Health, IMS Dataview Q2 2002

Market size

☐ North America ☐ Europe ☐ Rest of world

The market for antipsychotics for the treatment of schizophrenia and other psychoses is the second largest in the field of CNS (central nervous system). In 2001, the overall market for antipsychotics was one of the fastest growing markets, posting an increase of 27% over 2000 to stand at USD 7.7 billion. The USA represents the largest share of the overall market; thus North America represents 69%, Europe 20% and the rest of the world 11%.


11%
20%
69%

Source: IMS Health, IMS World Review 2002

Other CNS diseases

Drugs in clinical development

Compound	Activity	Indication	Development stage	Registration application	Expected launch
Gaboxadole	GABA-A-agonist	Insomnia	II/III	2005+	2005+

What is insomnia?
Insomnia is the most common type of sleep disorder and is considered to be a symptom rather than an actual disease or syndrome. Affecting 20-50% of the population, insomnia is characterised by one or more of the following symptoms: patients have difficulty in falling asleep and in sleeping without interruption. They wake up frequently, or very early, and feel that they have slept lightly and do not feel rested after sleeping.

The market
Considering the number of patients suffering from insomnia, the market for therapeutic drugs for sleep disorders is small compared with other CNS disorders. The main explanation for this is that a large number of these patients do not receive any treatment or use unregistered medicine/health products or other non-pharmacological therapies.

The most frequently used drugs on the market today are Stilnox®/Ambien® (zolpidem) from Sanofi-Synthelabo, Imovane® (zopiclone) from Aventis, and Sonata® (zaleplon) from Wyeth-Lederle. Today, these three drugs, of which Stilnox®/Ambien® holds the largest market share by far, greatly contribute to growth in the global market for anti-insomnia drugs. Global sales of zolpidem, zopiclone and zaleplon were USD 1.4 billion in 2001, an increase of 27% over 2000. Stilnox®/Ambien® accounted for 82% of 2001 revenue, with revenue in North America accounting for 76% of global sales.

Market shares, sleep disorders


zolpidem
zopiclone
zaleplon
7%
11%
82%

Source: IMS Health, IMS Dataview Q3 2002

Market size, zolpidem, zopiclone and zaleplon


North America
Europe
Rest of world
7%
17%
76%

Source: IMS Health, IMS Dataview Q3 2002

What is Multiple Sclerosis (MS)?
MS is believed to be an autoimmune disease that affects the central nervous system (CNS). The nerve fibres in the CNS are surrounded by a protective sheath, myelin, which assists the nerve fibres in conducting electric impulses. In MS, demylienation occurs, resulting in scar tissue, also known as sclerosis. The affected areas are also called *plaques* or lesions. Myelin not only protects the nerve fibres; it also facilitates their function. When myelin is destroyed or damaged, the ability of the nerves to conduct electric impulses to and from the brain is reduced, thereby inducing the various symptoms of MS. MS patients can expect one of four clinical courses of the disease, all of which occur in mild, moderate or severe forms.

Patients with *relapsing/remitting MS* experience clearly defined relapses. These are periods of acute deterioration of neurological function, followed by periods of complete or partial remission without disease progression. Some patients experience a preliminary relapsing/remitting period, followed by a steady deterioration (*secondary/progressive MS*) with or without occasional relapses, minor improvement or plateaus.

Primary/progressive MS is characterised by a slow, but almost continuous, deterioration without obvious relapse or

Other CNS diseases

→ improvement. However, there are variations in time to progression, degree of occasional plateaus, and short-lived, minor improvements.

Patients with *progressive/relapsing MS* experience a steady deterioration but also have distinct acute relapses, with or without improvement. Unlike relapsing/remitting MS, the periods between the relapses are characterised by continuous disease progression.

Market and prevalence
The initial symptoms of MS typically appear between the ages of 20 and 40, averaging approximately 30 years. The first MS symptoms are generally seen one or two years earlier in women than in men, and twice as many women as men are affected by the disease. In 2001, about 590,000 people were affected by the disease on the seven major pharmaceutical markets (France, Germany, Italy, Japan, Spain, the UK and the USA), while about 500,000 had been diagnosed with MS.

There is currently no cure for MS. The first disease-modifying, immune-dampening treatment option (Schering's Betaferon®/Berlex' Betaseron®) was launched in 1993. Similar drugs have been launched since then, but most of them have turned out to be effective only in the 65% of MS patients who suffer from relapsing/remitting MS

The market for MS therapies was approximately USD 2.1 billion in 2001 on the seven major pharmaceutical markets. (Source: Decision Resources, Cognos Study #66-2002)



What is a stroke?
A stroke occurs when the blood supply to a part of the brain is suddenly interrupted (ischaemic), or when a blood vessel in the brain bursts, spilling blood into the spaces surrounding the brain cells (haemorrhagic).

The symptoms of stroke are easy to spot: sudden numbness or weakness, especially on one side of the body; sudden confusion or trouble speaking or understanding speech; sudden trouble seeing in one or both eyes; sudden trouble walking; dizziness; or loss of balance or coordination.

Brain cells die when they no longer receive oxygen and nutrients from the blood, for example in the case of sudden bleeding or thrombosis in the brain. These damaged cells can linger in a compromised state for several hours. With timely treatment (within six to eight hours), some of the brain cells can be prevented from dying. Stroke is diagnosed by several techniques: a short neurological examination, blood tests, CT scans, MRI scans, Doppler ultrasound, and arteriography.

The market
The thrombolytic agent rtPA (recombinant tissue plasminogen activator) is the only medication approved for treating acute ischaemic strokes, and only in the USA and Germany. Although 20-60% of patients arrive at the treatment site within three hours of having a stroke, which is necessary for commencing rtPA treatment, fear of exposing the patient to intracerebral haemorrhage significantly reduces the use of the drug. Epidemiological studies show that less than 2% of acute ischaemic stroke patients in the USA and Germany and far less than 1% in the other four large European markets (France, Italy, Spain and the UK) received rtPA treatment in 2000.

In 2000, the market for acute ischaemic strokes in the USA, Japan and the five major European markets (France, Germany, Italy, Spain and the UK) was estimated to amount to USD 131 million. The market is expected to record annual growth of 5% in the next few years due to the introduction of thrombolytics and antiplatelet agents. (source: Decision Resources, Cognos, July 2001)

Other CNS diseases



What is epilepsy?

Epilepsy is a brain disorder in which clusters of nerve cells, or neurones, in the brain sometimes signal abnormally. In epilepsy, the normal pattern of neuronal activity becomes disturbed, causing strange sensations, emotions, and behaviour or sometimes convulsions, muscle spasms, and loss of consciousness. Epilepsy is a disorder with many possible causes.

Anything that disturbs the normal pattern of neuronal activity – from illness to brain damage to abnormal brain development – can lead to seizures. Epilepsy may develop because of an abnormality in brain circuitry, an imbalance of nerve signalling chemicals called neurotransmitters, or a combination of these factors. Having a seizure does not necessarily mean that a person has epilepsy. Only when a person has had two or more seizures is he or she considered to have epilepsy. EEGs and brain scans are common diagnostic tools for epilepsy.

The market

In 2001, more than 5 million people had been diagnosed with epilepsy in the seven major pharmaceutical markets (France, Germany, Italy, Japan, Spain, the UK and the USA). Today, a number of different drugs are available for the treatment of epilepsy. Generally, these drugs can be divided into first- and second-generation drugs; the greatest difference between the two groups being the improved side-effect profile of the second-generation drugs. A major problem of existing therapies is that approximately 30% of all patients with epilepsy fail to respond to the treatment. The best-known second-generation drugs for the treatment of epilepsy are lamotrigine, gabapentin, and levetiracetam

In 2001, the market for epilepsy treatment represented USD 2.3 billion on the seven major pharmaceutical markets. (source: Decision Resources, Cognos Study #67-2002)



Lundbeck's R&D activities

Lundbeck's drug candidate for the treatment of sleep disorders, gaboxadole, is in clinical development phase II/III. Gaboxadole, which is a GABA-A agonist, has demonstrated improved sleep patterns in clinical studies. Lundbeck has in-licensed gaboxadole from Garching Innovation (Max Planck Institute of Psychiatry). Phase II clinical trials are ongoing, and Lundbeck expects to commence phase III trials for gaboxadole in 2003.

Lundbeck is conducting joint research with Maxygen to develop drugs for the treatment of multiple sclerosis.

Over the past few years, Lundbeck has established epilepsy research in-house. Epilepsy is a disabling disease affecting approximately one percent of the population. Based on this research, Lundbeck hopes to be able to develop innovative drugs with a broader efficacy spectrum and fewer side effects than existing drugs on the market.

In 2002, Lundbeck signed a research agreement with US-based Warren Pharmaceuticals, Inc. for the use of Warren's tissue protective technology to develop a drug to treat damage to the central nervous system.

Risk

To a company conducting research and international operations such as Lundbeck, avoiding risk is neither possible, nor is it a defined goal. Rather, one of our goals is to handle such risk by maintaining a reasonable balance between costs and benefits. Professional risk management requires unambiguous communication channels – horizontal as well as vertical, that such channels are used and that practical routines and procedures are in place for day-to-day risk management.

In particular, it is important to be aware of the type of risk involved and to prioritise the risks that need special attention. Moreover, it is important to set up guidelines encompassing, as a minimum, procedures and routines for:

- Information and reporting on risks and changes to internal and external risks
- Who makes which decisions
- Follow-up on goals and costs
- Follow-up on deadlines and milestones

The five greatest risks identified by Lundbeck, and described below in no order of priority, are all regularly and systematically monitored by the management and the Supervisory Board.

Risks associated with the R&D portfolio
Lundbeck's future success depends on its ability to identify, develop and market new innovative drugs. Prior to obtaining regulatory approval for the sale of a drug, Lundbeck must demonstrate for each specific indication the safety and efficacy of the drug candidate for use in humans through preclinical studies and clinical trials. Preclinical study results are not necessarily indicative of the results that will subsequently be achieved in clinical trials, and clinical trial results are not necessarily predictive of the results that will be achieved in more extensive controlled trials.

Risks associated with intellectual property rights and generic competition
Lundbeck's continued success largely hinges on its ability to develop and patent new drugs and to operate the business without infringing on other's rights. Patents are considered significant assets to the company, and Lundbeck has defined a policy of patenting all inventions to optimise the value of its trademarks and drugs under development. However, patents and the patent application process in pharmaceutical companies such as Lundbeck are legally and scientifically complicated processes and may be subject to uncertainty. Also, legislation concerning the extent of patent coverage and the periods during which patent protection can be enforced are constantly changing.

The company's revenue and earnings are still largely dependent on the sale of citalopram, which represented 80% of total revenue in 2002. The compound patent for citalopram has expired, leading to increased supply of generic citalopram products.

Generic manufacturers do not incur R&D costs and do not spend resources on training activities for healthcare staff, patients and relatives. As a result, they are able to offer generic products at a price considerably lower than similar original products. Lately, European markets in particular have witnessed an increase in the number of prescriptions for generic products instead of original drugs as a result of cost-reducing measures taken by the authorities.

Lundbeck remains convinced that, following the expiry of the compound patent, citalopram remains protected against generic competition, for example via a number of process patents. In the year under review, Lundbeck won most of the enforcement proceedings in Scandinavia that compelled generic manufacturers to withdraw their generic products from the market immediately.

It is the company's policy to defend its rights energetically, wherever they may be violated.

Risks associated with growth management
In recent years, the company has witnessed strong growth, and revenue has increased from DKK 1.3 billion in 1994 to DKK 9.5 billion in 2002.

This growth has required - and will continue to require – substantial management, operational, human and financial resources. The company's continued growth will depend on management's ability to continue to carry out and enhance its research, product development, marketing and sales and customer service activities, to improve administrative and business management systems and to expand, train and develop the employees and to manage its production facilities in a manner that will maintain the necessary capacity output.

Foreign currency risks
Financial risks arise for example when foreign business partners wish to invoice amounts in their local currency. Companies operating in non-domestic markets are more exposed to financial risks than companies that solely conduct business in the domestic market.

More than 95% of Lundbeck's revenue derives from customers outside Denmark and is settled in currencies other than Danish kroner, whereas a large part of production takes place in Denmark or the UK. This involves two types of risks: Transaction risk, the risk of negative effects of foreign currency fluctuations in the value of the company's foreign-currency cash flows; translation risk, the risk of an adverse foreign currency impact from the translation of operating items and assets and liabilities of foreign subsidiaries into Danish kroner in the consolidated financial statement.

As the company does not fully hedge foreign currency risks and fluctuations between local currencies and Danish kroner, such fluctuations could adversely affect the company's financial position and results of operations.

Risks associated with key employees
Lundbeck depends on employees in key positions and will continue to be partly dependent on the company's ability to attract and retain qualified managers and research staff. The loss of the services of the company's senior employees could have an impact on the company's financial position and results of operations.

Outlook for 2003

2003 will be a challenging year and a year of possibilities for Lundbeck. Cipralex® will be launched in a number of countries, and generic competition will intensify. Moreover, Ebixa® will continue to be launched in an increasing number of countries during 2003.

The launch of Cipralex® continues and the compound will become available to a large number of patients as management expects to launch Cipralex® in more than 35 countries worldwide during 2003.

Given the extremely diverse market dynamics and regulations prevailing on the various markets, not only in Europe, but also in the rest of the world, the launch of Cipralex® will vary from market to market. In 2003, Cipralex® will continue to gain market shares in all the countries where it is launched, and management expects that Cipralex® will contribute significantly to revenue and earnings in 2003. Overall, management expects a very successful launch of Cipralex® and is confident that Cipralex® will grow to become the most prescribed antidepressant within a few years.

Management expects generic citalopram to gain market shares, especially in Europe, and management believes that generic citalopram may be available in almost all European countries by the end of 2003.

Europe can be divided into different areas depending on how substantial the impact of generic competition will be. The UK is traditionally the European country where generic competition will erode market shares of the original product the most, followed by Germany, the Nordic countries and Southern Europe. Management expects that competition from generic competitors will intensify in these markets, especially in the UK where a large part of the Cipramil® market share is expected to be lost within a few months when generic competition intensifies. In Germany and the Nordic countries generic citalopram is expected to continue to gain some market share.

In Eastern Europe, France and in Southern Europe in markets like Italy, Spain, Greece and Portugal, Lundbeck expects generic competition to gain market shares, albeit on a more moderate scale.

Cipramil® will continue to grow in many markets where the strongest growth should be expected in markets in Southern Europe, Latin America and Asia.

Lundbeck is still convinced that citalopram is protected against generic competition beyond the date of expiry of the original compound patent via, among other things, a large number of process patents. The company will continue to actively defend its rights whenever they are infringed upon.

In August 2002 Lundbeck launched Ebixa® for the treatment of Alzheimer's disease. Ebixa® has been approved across Europe and was launched in 11 countries in 2002, and management expects that the compound will be introduced in at least another 20 countries in 2003.

Ebixa® offers the first new mode of action to come to the market for the treatment of Alzheimer's disease since the introduction of the acetylcholin esterase inhibitors in the 1990s. Ebixa® has in clinical trials shown to be effective in treating moderately severe to severe Alzheimer's disease and has a proven track record as a very safe and tolerable compound.

The company expects Ebixa® to contribute to revenue and earnings in the 2003 financial year.

On 21 November 2002, Lundbeck announced it plans to acquire US-based biotech company Synaptic. At a special shareholders meeting on 11 February 2003, the majority of Synaptic's shareholders voted to approve the merger with Lundbeck. The acquisition and the implementation of Synaptic into the Lundbeck group will add expenses to Lundbeck's Research & Development costs after the final completion of the transaction.

In terms of currency fluctuations, the company is mainly exposed to the US dollar, as a major part of the company's foreign exchange revenue is denominated in this currency. At 31 December 2002, owing to the high degree of hedging, a 5% fluctuation in the USD/DKK exchange rate would only have a DKK 40-60 million impact on profit from operations over a 12-month period, given the anticipated foreign exchange revenue and the existing hedges.

On the basis of the foregoing, the company expects continued positive development in both revenue and earnings in 2003. Revenue is expected to rise by approximately 10% compared with 2002, while profit from operations is expected to rise by approximately 12% compared with 2002.

Competition from manufacturers of generic citalopram, including the timing of the launch as well as the extent of generic competition, could significantly affect the company's profit for 2003. Alliances, in-licensing agreements, purchase of technology etc. could also significantly affect the results.

Corporate Governance

Following the publication of the so-called *Nørby report* on Corporate Governance in Denmark, the concept of corporate governance has been the subject of much debate.

The Nørby Committee's report and the subsequent debate has fleshed out the fragmentary discussions that have been ongoing on the boards of Danish companies under other descriptions in recent years.

Concurrently with the publication of the Nørby Committee's report, the Copenhagen Stock Exchange decided to change the disclosure requirements for issuers of listed stocks, recommending all listed companies to relate to the committee's recommendations not later than in connection with the annual report for 2002.

The Supervisory Board approves the Nørby Committee's principal recommendations to the companies.

The Supervisory Board finds that the interests of the company, and thus also of its shareholders, are best safeguarded by maintaining a close, constructive and ongoing dialogue between the company and all its stakeholders.

Owing to the size of the company, our actions and decisions reach far beyond the company's own sphere, so it is crucial that our decisions and actions are correct and unassailable.

Relations with our stakeholders must be characterised by openness, transparency, responsibility and equality of treatment, as the Supervisory Board believes that these values form the basis of creating the trust between the company and its stakeholders that is necessary for continued growth and progress.

The role of the shareholders and their interaction with the management
Lundbeck already complies with the Nørby Committee's recommendations concerning interaction between the shareholders and management.

Thus, the company's Articles of Association contain no restrictions on voting rights, and in connection with the company's IPO, it was decided not to divide the shares into class A and B shares.

The company aims to keep both its large and small shareholders informed on a regular basis about the company's performance and plans for the future.

Specifically, this information should be conveyed by way of a very comprehensive and informative annual report accessible both in a print and an electronic version, by publishing the company's investor presentations, accessible on the company's website, and by participating in various conferences in Denmark and abroad.

To enable all of the company's shareholders to follow the company's general meetings and quarterly teleconferences, Lundbeck webcasts these events on its website. This enables many more of the company's approximately 18,000 shareholders to follow or subsequently familiarise themselves with the topics discussed at the general meetings and the quarterly teleconferences.

The role of the stakeholders and their importance to the company
Lundbeck has already defined a concept that controls the company's actions in relation to its large group of business partners.

The company's mission is, through the development of new and innovative drugs, to help people suffering from psychiatric and neurological diseases.

The company's relationship with its business partners builds on respect for the individual.

Openness and transparency
Since being floated on the Copenhagen Stock Exchange, Lundbeck has aimed at providing and maintaining a high level of information to Danish as well as foreign analysts and investors.

This has been achieved by giving high priority to a professional investor relations department, which was set up in due time ahead of the company's IPO.

The company holds more than 300 meetings each year with investors in Denmark and abroad, and takes part in and makes contributions at Danish and international conferences.

The company's investor presentations issued in connection with its announcements of quarterly results are accessible on the company's website.

Today, the company boasts a very comprehensive and informative website, where all stock exchange announcements are available both in Danish and in English.

For several years, Lundbeck has applied the International Financial Reporting Standards – IFRS. Through many years, Lundbeck's annual report has provided information on the impact of its production on the external environment, disclosing the steps taken or scheduled by the company in order to reduce this environmental impact further. Similarly, Lundbeck discloses information on the company's significant know-how, steps taken by Lundbeck to attract and retain such know-how, and information on how the company updates its know-how and competencies.

The tasks and responsibilities of the Supervisory Board

The existence of clear guidelines for interaction between the company's Corporate Management and Supervisory Board is crucial to the company's performance. The task of the Supervisory Board is to define the company's overall strategy, and the Corporate Management, reporting to the Supervisory Board, is responsible for implementing the strategy defined.

Through frequent meetings between the chairman and the Corporate Management and the annual strategy seminar between the Supervisory Board and the general management, Lundbeck ensures that the strategy adopted by the Supervisory Board is followed and implemented in accordance with the Supervisory Board's intentions and expectations.

In connection with the scheduled board meetings – which are generally held 6 or 7 times a year – the Corporate Management draws up a comprehensive report to the Supervisory Board, reviewing and commenting on the current state of the company. In addition, the Corporate Management prepares the draft decisions that form the basis of the decisions taken by the Supervisory Board.

To keep the Supervisory Board fully updated about the company's performance, not least about developments in earnings and expenses relative to the budget adopted by the Supervisory Board, the Corporate Management draws up a monthly report to the Supervisory Board, analysing and reviewing the topics that are most important to the company.

Composition of the Supervisory Board

The goal of the Supervisory Board is for the individual board members to complement each other with respect to international experience and qualifications.

Upon being elected to the company's Supervisory Board, each new board member is given a thorough introduction to the company and its business area. This introduction includes discussions and meetings with the company's management, enabling the new board member to quickly gain the necessary insight into company-specific issues.

Already today, the company's annual report sets out information about each board member, their positions and other directorships. Furthermore, the company continuously disclose how many shares in the company are owned by the Supervisory Board as a whole, specifying any changes during the year.

The members of Lundbeck's Supervisory Board are elected for terms of one year at a time.

Pursuant to the company's Articles of Association, a board member shall resign not later than at the Ordinary General Meeting in the calendar year in which the board member attains the age of 70. The company has no other rules on the maximum number of years a person can be a member of the company's Supervisory Board. The Supervisory Board finds that seniority in itself is not a crucial criterion but that long seniority and vast experience could be highly beneficial to the company.

The work and results of the Supervisory Board and each board member are evaluated in an ongoing process and not on an annual basis. It rests with the Chairman of the Supervisory Board to ensure that the Supervisory Board as a whole carries out the tasks laid upon it satisfactorily. Also, the Chairman must take any steps necessary to ensure that the individual board members perform their tasks in a satisfactory manner.

The Supervisory Board's rules of procedure lay down an evaluation of the work and results of the Corporate Management, which is carried out in an ongoing process, forming a natural part of the meetings between the chairman of the Supervisory Board and the entire Corporate Management.

Remuneration to members of the Supervisory Board and Corporate Management

The Supervisory Board finds that the remuneration to members of the Supervisory Board and Corporate Management is competitive and reasonable.

An incentive scheme has been introduced for the Corporate Management and senior employees, who are awarded share options. The scheme – which is described in detail in the company's annual report and announcements of quarterly results – contains a built-in price increase of the exercise price of 10% per annum. This is to prevent the allocation of value to the company's Corporate Management and other senior employees before the company's owners

– its shareholders – have been secured added value. This is to make the interests of the shareholders consistent with the management's interests.

Risk management

To a company such as Lundbeck, which conducts research and international operations, avoiding risk is neither possible, nor is it a defined goal. Rather, one of our goals is to handle such risk by ensuring the existence of a reasonable balance between costs and benefits. Professional risk management requires unambiguous communication channels – horizontal as well as vertical, that such channels are used and that practical routines and procedures are in place for day-to-day risk management.

The five greatest risks identified by Lundbeck – in no order of priority – are all regularly and systematically monitored by the management and the Supervisory Board:

- Risks associated with the R&D portfolio
- Risks associated with growth management
- Foreign currency risks
- Risks associated with key employees
- Risks associated with generic competition

Lundbeck takes a systematic approach to risk management. Escalation procedures and risk management systems are in place in most fields. The Supervisory Board evaluates the company's risk management process once a year.

Summary

The Supervisory Board believes that Lundbeck meets the principal recommendations made by the Nørby Committee.

Moreover, the Supervisory Board believes that the concept of good corporate governance should be approached in a dynamic perspective, because the attitude towards corporate governance varies across age groups and geographies.

However, it is the unequivocal opinion of the Supervisory Board that there are certain basic values that will always be consistent with good corporate governance, and these values are encompassed by the basic values listed by the Nørby Committee: openness, transparency, responsibility and equality of treatment.

The Supervisory Board believes that these values, which already represent the guiding principle in the general management of Lundbeck, apply across age groups and geographies and that they are crucial to the company's future growth.

The Supervisory Board's views on all of the Nørby Committee's recommendations can be found on the company's website, *www.lundbeck.com*, under Corporate Governance.

Know-how and competencies

Lundbeck's employees

Competent employees

Lundbeck's vision is to become *The world leader in psychiatry and neurology.*

Lundbeck's strategy is always to be able to attract and retain the most competent employees in each of its business areas. Over the past ten years, Lundbeck has increased its headcount six-fold, and the large group of competent and committed employees have been crucial to Lundbeck's success. As a result, the investment in qualified employees is an important part of Lundbeck's vision of becoming the leader in psychiatry and neurology.

Substantial resources have been earmarked over the past few years to attract and retain all categories of employees, including highly qualified scientists and medical representatives.

Management through values

In 2002, Lundbeck's management defined a new set of corporate values; along with the company's vision and mission, these values are to reflect the company's business concept, objective and general management principles. Lundbeck's new values are: *Imaginative – dare to be different, Passionate – never give up* and *Responsible – do the right thing.*

Lundbeck's strong growth and global expansion has caused the company to take on many new employees. All employees in our organisation across geographical and cultural boundaries should have a clear understanding of the values according to which Lundbeck is governed and through which Lundbeck wishes to be identified by physicians, patients and business partners. In the course of 2003, all our employees will be introduced to and instructed in the new set of corporate values.

Employee shares

In order to uphold the commitment of its employees, Lundbeck offered employee shares to all group employees for the second time in 2002. This gives the employees an opportunity to share in the value they help to generate through their work. A total of 82% of the employees accepted the offer to buy shares. This high degree of acceptance is a clear indication of our employees' trust in and commitment to the company.

Lundbeck also introduced an option-based incentive plan in 2002, encompassing key employees in the group. The objective of the scheme is to retain our key employees and motivate them to carry out the launches of Cipralex®/ Lexapro™ and Ebixa® with the greatest possible success.

Research in innovative drugs – Lundbeck's foundation

Over the past few years, Lundbeck has significantly strengthened its R&D efforts. Each year, the company ploughs back about 20% of its revenue in R&D, which is well above the industry average.

Lundbeck aims to launch a new drug every three to five years. In order to meet this goal, Lundbeck pursues a three-pronged R&D strategy: firstly, own research; secondly, the in-licensing of drug candidates in early as well as late development stages; and thirdly, entering into research alliances.

In the course of 2002, Lundbeck's own research was further strengthened through the hiring of a number of new employees in R&D. At 31 December 2002, Lundbeck employed 834 people in R&D, with 152 new employees joining the Lundbeck team in 2002.

Lundbeck contributes regularly to the training of coming scientists, both in-house and in external projects. Among other things, this is done in collaboration with universities and other post-secondary institutions in Denmark and by offering young scientists employed with Lundbeck an educational grant that enables them to move to another country, with their families where relevant, to perfect their skills and obtain inspiration in Lundbeck's research fields. In addition, young scientists (Post Docs, Ph.D. and MSc students) regularly carry out projects at Lundbeck's headquarters in Copenhagen.

By establishing research collaboration and combining Lundbeck's know-how with that of its business partners, new competences arise which Lundbeck can exploit in its future research.

Acknowledging the fact that it already is – and will continue to be – difficult to recruit a sufficient number of well-qualified and experienced employees, Lundbeck took the important step of acquiring a drug discovery company in the USA last autumn, thereby establishing a research bridgehead outside Denmark. The acquisition was the biotech company Synaptic Pharmaceutical Corporation in Paramus, New Jersey. Synaptic's scientists have achieved remarkable results in the field of G protein-coupled receptors. Synaptic conducts research in the same disease areas as Lundbeck, but based on a different scientific approach than Lundbeck's traditional one. The creation of an R&D base in the USA is set to further strengthen Lundbeck's research in and development of drugs for the treatment of diseases in the central nervous system.

Lundbeck's patents

Lundbeck boasts a plethora of patents to protect its inventions and products in all countries respecting international patent agreements. Lundbeck's Patent Department possesses the right resources and competences to defend Lundbeck's rights to compounds such as citalopram vis-à-vis generic manufacturers.

H. Lundbeck A/S' patents at 31 December 2002:

- 1276 issued valid patents
- 2051 patent applications pending, including 63 pending European patent applications encompassing "1575" designations
- 24 applications under the Patent Cooperation Treaty that await national/regional filing
- 20 new priority applications that await filing under the Patent Cooperation Treaty and filing outside Denmark

The best medical representatives

Lundbeck started to market Cipralex® /Lexapro™ and Ebixa® in 2002. To ensure that the potential of these products is exploited to the full, Lundbeck increased its sales force by 25% in 2002 and has also applied substantial resources to building the best qualified and most competitive sales team.

The greatest challenge to a medical representative is to establish a good relationship with each individual physician. This requires committed and motivated employees who also hold a high level of professional skills. Accordingly, all Lundbeck's medical representatives, regardless of which country they work in, undergo a comprehensive training programme, providing them, within a short period of time, with the necessary competences to engage in medically detailed discussions with the physicians about Lundbeck's products, therapies and related diseases.

Lundbeck attracts the best medical representatives by offering attractive terms and conditions, a competitive salary and training opportunities.

The sales organisation is divided into regions so qualified candidates are presented with challenges in their region consistent with an ambitious approach.

As part of the optimal training of medical representatives, Lundbeck set up the Star Academy in 2002, in which sales managers and medical representatives meet to share ideas and experience. This setup is to ensure a short timespan from when an idea is conceived in one part of the organisation until it spreads to the rest of it.

Lundbeck's patent family


Compound
Process
Use
Metabolites, Salts, Enantiomers
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30
25
20
15
10
5
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1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Know-how and competencies

Effective and safe production facilities
Lundbeck has been manufacturing its own drugs since the 1930s. It remains an important part of the company's strategy to be able to develop and manufacture active chemical compounds and finished drugs. Lundbeck possesses the right competences, facilities and organisation to effectively scale up the manufacture of a chemical entity from medicinal chemistry research on a very small scale to full-scale, large-volume production.

Production is based on in-depth knowledge about products and awareness of manufacturing processes. The manufacturing process is monitored by three product teams comprising employees from all relevant areas at Lundbeck, who jointly hold all-encompassing knowledge about products and technical product know-how, regulatory matters, suppliers, supply chain management and Lundbeck's customers.

In 2002, Lundbeck opened a new synthesis factory at the group's Seal Sands plant in England. This factory is one of the largest SMB plants in the world (Simulated Moving Bed is the technology used to separate the two citalopram molecules), and the erection of this factory has made Lundbeck one of the pioneers in the field of large-scale SMB in the pharmaceuticals industry. In connection with the construction, Lundbeck has built specialist know-how in this field, particularly on the basis of the pilot plant built in Denmark.

Lundbeck's environmental factors

Lundbeck's mission is to improve the quality of life for people suffering from psychiatric and neurological diseases. This mission is also mirrored in Lundbeck's attitude to the quality of life of others, including its employees and neighbours. Lundbeck gives high priority to occupational health and safety and the surrounding environment and constantly endeavours to improve the environment, occupational health and safety.

New structure of Lundbeck's environmental and occupational health and safety activities

In 2002, Lundbeck adopted a new structure for the group's environmental and occupational health and safety activities. The purpose of the new structure is to ensure enhanced integration of the environment and working environment in the group's activities. Lundbeck expects the new structure to enhance cooperation between management and employees concerning the environment and occupational health and safety and that, through training and development of skills, it will provide Lundbeck's employees with greater insight into aspects concerning the environment and occupational health and safety.

A Committee for Environment and Occupational Health and Safety will form part of the new structure, responsible for planning, managing, coordinating, monitoring and evaluating the group's performance in the field of environment and occupational health and safety. The committee will draw up policies, strategies and group standards, define overall goals for environmental and occupational health and safety activities and launch general projects and activities.

Under the auspices of the Committee for Environment and Occupational Health and Safety, three sub-committees will be set up to head the fields of production, R&D and administration. These sub-committees will be responsible for planning, managing and coordinating environmental and occupational health and safety activities for each individual field.

To ensure the practical pursuit of optimising environment and occupational health and safety, the sub-committees for environment and occupational health and safety will be divided into a number of units. These units will be headed by a vice president, a divisional director or a head of department for the relevant field, and also encompass environmental and occupational health and safety representatives elected by the employees.

Coordinating environmental and occupational health and safety activities in Lundbeck's chemical production

Lundbeck aims to maintain a uniformly high level of environmental and occupational health and safety work in the production of active compounds. These efforts are directed at Lundbeck's own production at Lumsås, Seal Sands and Padova as well as at the CF Pharma site in Budapest, in which Lundbeck holds 47% of the shares.

In 2002, Lundbeck focused on drawing up uniform quarterly reports on environmental performance, a joint incident and accident database and common fire safety inspections. Best practice sharing in the environmental field was also an important activity in 2002, encompassing the management of suppliers/contractors, planning of buildings and equipment and in-house and external communication on environmental matters.

When acquiring the plant in Padova in Italy in 2000, Lundbeck set up an action plan for environmental improvements. The most important elements were a reduction of the emission of organic solvents and remedial action concerning groundwater pollution.

In 2002, Lundbeck planned the construction of a thermal oxidation facility for air purification, including dimensioning, identification of emission sources, measuring equipment and risk assessments. The facility is expected to be operational in 2004. With respect to groundwater pollution, a plan was drawn up in 2002 concerning remedial action and measuring. The plan has been filed for approval by the local authorities and is expected to be launched in 2003.


Committee for Environment and Occupational Health and Safety
Prod. sub-committee
R&D sub-committee
Adm. sub-committee
Environmental and Occupational Health and Safety network
Unit
Unit
Unit
Unit
Unit
Unit

Lundbeck's environmental factors

Strengthened environmental communication

Management believes that the best conditions for its employees, its surroundings and the operations of the group are best safeguarded through a close, constructive and ongoing dialogue. As a result, Lundbeck started to arrange meetings concerning environmental aspects with the authorities, neighbours, NGOs and employees in 2002. At these meetings, Lundbeck provides information on developments in environmental and occupational health and safety aspects and on scheduled events, and each individual stakeholder contributes useful feedback on the environmental and occupational health and safety aspects that they believe Lundbeck should focus on in this field.

Dedicated to safety

It is crucial for Lundbeck that the company is a safe workplace for its employees and surroundings, and safety aspects and risk minimisation are key elements of the environmental and occupational health and safety activities.

The contingency plan for the chemical production company at Lumsås was revised in 2002. Elementary fire-fighting courses have been provided to all employees at the plant, emergency facilities have been established and thorough risk assessments made (so-called HAZOPs) concerning the production of new products and large new facilities.

Lundbeck's chemical production facility at Seal Sands improved its introductory programme for external manual workers in 2002, and the plant is planning a safety video. Furthermore, the contingency plan has been revised, not least because a new large plant for the production of escitalopram has opened.

The risk factors at Lundbeck's chemical production company in Padova were identified in 2002, and the company's emergency measures were updated accordingly. Moreover, a safety video for guests and external manual workers is being made.

Certification of environmental management systems

Lundbeck's goal is to have the environmental management systems for the chemical production certified to ISO 14001 standards. Lundbeck's production at Seal Sands received ISO 14001 certification in 2001. In 2002, the environmental management systems at Lumsås and Padova were adjusted with a view to obtaining certification in 2003. The system at Padova is almost in place, and certification procedures are being negotiated with the certifying authority. The system at Lumsås is expected to be ready in 2003.

According to an agreement with the county of Vestsjælland, the 1988 approval of the Lumsås operations is to be reviewed in 2003. The technical description was updated in 2002, and the company's air pollution and noise load has been mapped by external consultants. The review is not expected to result in significant changes to the conditions of the approval.

Trial production of the drug candidate CEP-1347 is to be approved in 2003. Lundbeck expects to be granted approval of the trial production, possibly subject to special emission restrictions.

Significant environmental approvals	Environmental approvals	Time for renewal of approvals
Lundbeck's headquarters in Valby, Denmark	One overall environmental approval from 1997. The extension plans for the Valby headquarters include no activities that are critical with respect to obtaining approval from the relevant authorities.	No requirement for regular reviews.
Chemical production at Lumsås, Denmark	One overall environmental approval from 1988.	During 2003.
Chemical production at Seal Sands, England	One overall environmental approval from 1997 with a 2001 addendum to approve a new plant for escitalopram production.	The overall approval is currently being reviewed by the authorities to follow up on improvements made at the site.
Chemical production at Padova, Italy	One approval for atmospheric emissions from 1995 and one wastewater emissions approval from 1997.	Approvals expire in 2004. New regional legislation on approval of polluting companies in the cards, but this is not expected to have any material impact on the company's operations.

Shareholder information

Lundbeck's year on the stock exchange
H. Lundbeck A/S' shares are listed on the Copenhagen Stock Exchange (CSE). The price of the shares fell 11.59% from 210.66 at year-end 2001 to 186.25 at year-end 2002. During the same period, the leading KFX index fell by 26.32%, the all-share index declined by 21.37%, while the CSE35 – the Copenhagen Stock Exchange index for health care stocks – dropped by 29.14%.

In 2002, the Lundbeck share fluctuated considerably – affected by company- and industry-specific news and the general economic downturn, especially in the US economy. The highest price for Lundbeck shares was on 27 February 2002, when it ended in 267.60. The lowest during the year was 153.29, quoted on 30 September 2002.

Trading of shares
In 2002, a total of 73.4 million Lundbeck shares were traded at the Copenhagen Stock Exchange. In terms of market value, trading in Lundbeck shares in 2002 amounted to approximately DKK 15.1 billion, making it the sixth most traded share on the Copenhagen Stock Exchange in 2002.

The market capitalisation of H. Lundbeck A/S was DKK 43.5 billion at the end of 2002, making Lundbeck the third-largest share on the Copenhagen Stock Exchange in terms of market capitalisation.

At 31 December 2002, the weighting of the Lundbeck share in the KFX index was 10.8% compared with an 8.8% weighting at the same time in 2001.

Dividend
The Supervisory Board has defined a policy of paying a yearly dividend of 15-25% of the profit for the year after tax.

For the 2002 financial year, the company's Supervisory Board intends, as in 2001, to propose payment of a dividend of DKK 1.14 per share, corresponding to 21% of the net profit for the year.

The dividend for the year will be paid automatically via the Danish Securities Centre no later than five days after the Annual General Meeting.

Annual General Meeting
H. Lundbeck's Annual General Meeting will be held on 8 April 2003 at 4pm. The Annual General Meeting will be held at:

Copenhagen Congress Center
Bella Center A/S
Center Boulevard
DK-2300 Copenhagen S

Share capital
The denomination of each share is DKK 5 nominal value. The number of shares is 233,741,985, corresponding to a nominal share capital of DKK 1,168,709,925.

The company has only one class of shares, and all shares rank equally. The shares are negotiable instruments with no restrictions on their transferability. The company's shares are registered by name and entered in the register of shareholders.

Shares traded and stock performance, 2002



Shares traded, Lundbeck
Lundbeck, stock performance
KFX Index
KAX Index
CSE35 Index
Rate
300
250
200
150
100
Pcs 1,000
2,000
1,500
1,000
500
0
02-Jan
01-Feb
01-Mar
02-Apr
01-Maj
03-Jun
01-Jul
01-Aug
02-Sep
01-Oct
01-Nov
02-Dec
30-Dec

Shareholder information

Composition of shareholders

At the end of 2002, there were 17,971 registered shareholders in the company's register of shareholders. This group of shareholders held about 99% of the share capital.

The group of shareholders changed dramatically during 2002 in terms of geographic composition. With the exception of Denmark, the USA now represents the greatest number of shareholders. Of the proportion of registered shares that do not belong to either LFI A/S or H. Lundbeck A/S, US investors currently hold approximately 31% of the company's shares.

The largest shareholder in H. Lundbeck A/S is LFI A/S, which is wholly owned by the Lundbeck Foundation. LFI A/S is also the only shareholder who has notified the company that it holds more than 5% of the share capital. At year-end 2002, LFI A/S held 73.4% of the shares in H. Lundbeck A/S, corresponding to 171,540,000 shares.

At the end of 2002, members of Lundbeck's Supervisory Board and Corporate Management held a total of 194,772 Lundbeck shares.

www.lundbeck.com/investor

Additional comprehensive information is available to all interested parties on www.lundbeck.com/investor. On Lundbeck's website, interested parties can read and subscribe to announcements to the Copenhagen Stock Exchange, keep track of the performance of the Lundbeck share and the number of shares traded, and read and download financial reports, models and market data. Moreover, the website allows for the playing of live sound and pictures from general meetings and for real-time access to quarterly teleconferences, at which the Lundbeck management comments on business developments. Lundbeck's defined goal is to make www.lundbeck.com the place where all relevant information about the company is made available to everyone – at the same time. As www.lundbeck.com is an English-language site, Lundbeck started to cooperate with euroinvestor.com in 2002. At this site, some of the information available on www.lundbeck.com will also be available in a Danish language version.

Investor Relations contact

For investors' and analysts' enquiries to Investor Relations, please contact:



Steen Juul Jensen
Director of Investor Relations & Corporate Reporting
Tel.: +45 36 30 13 11 – ext. 3006
Fax: +45 36 30 57 42
E-mail: sjj@lundbeck.com



Jacob Tolstrup
Investor Relations Officer
Tel.: +45 36 30 13 11 – ext. 3079
Fax: +45 36 30 57 42
E-mail: jtl@lundbeck.com

Shareholder information

Share ratios

Ratios per share, DKK	2001	2002
Earnings (EPS)	5.62	5.44
Cash flow	7.30	5.46
Net asset value	20.34	24.90
Dividend	1.14	1.14
Dividend as a percentage of net profit	20.0	21.0
Price-related data, DKK	**2001**	**2002**
Market price, year-end	210.66	186.25
High market price	294.93	267.60
Low market price	164.33	153.29
Average market price	223.49	199.32
Price / Earnings	37.50	34.26
Price / Cashflow	28.86	34.11
Price / Net asset value	10.37	7.48
Market capitalisation year end, DKKbn	49.1	43.5
Annual trading, million of shares	62.6	73.4

Composition of the shareholder group

- LFI A/S
- Lundbeck A/S
- Institutional investors, Danish
- Institutional investors, international
- Private investors



3%
11%
12%
1%
73%

Source: Lundbeck Investor Relations

Composition of the shareholder group exclusive of LFI A/S

- Lundbeck A/S
- Institutional investors, Danish
- Institutional investors, international
- Private investors



11%
4%
42%
43%

Source: Lundbeck Investor Relations

Geographical breakdown of identified shareholders, exclusive of LFI A/S and H. Lundbeck A/S at 31/12-2001

- Denmark
- Sweden
- USA
- Other European
- United Kingdom
- Singapore
- Rest of World



3.9%
1.7%
5.5%
7.0%
9.6%
22.4%
49.9%

Scorce: Thomson Financial and Lundbeck Investor Relations

Geographical breakdown of identified shareholders, exclusive of LFI A/S and H. Lundbeck A/S at 31/12-2002

- Denmark
- USA
- Singapore
- United Kingdom
- Sweden
- Rest of World



7.1%
2.5%
4.3%
4.9%
31.3%
49.9%

Scource: Thomson Financial and Lundbeck Investor Relations

Shareholder information

Dividend 1998-2002

	1998	1999	2000	2001	2002
Dividend - total (DKKm)	45	130	197	263	264
Dividend per share (DKK)*	0.21	0.56	0.86	1.14	1.14
Pay-out ratio	15%	20%	20%	20%	21%

*) Based on a share denomination of DKK 5.

Releases from H. Lundbeck A/S in 2002

No	Date	Subject
86	20 December	Statement of shares in H. Lundbeck A/S held by insiders
85	19 December	Cipralex® approved by five European countries
84	21 November	Lundbeck to acquire US-based Synaptic
83	20 November	Lundbeck announces strategic alliance to market Cipramil™ and Lexapro™ in The Peoples Republic of China
82	4 November	Interim report for the nine months ended 30 September 2002
81	7 October	Cipralex® (escitalopram) superior to venlafaxine in head to head trial
80	26 September	Subscription of employee shares in H. Lundbeck A/S is now closed
79	12 September	Lundbeck and Abbott Laboratories Enter Strategic Alliance to Co-Promote Lundbecks Anti-Depression Drug Lexapro™ in Latin America
78	10 September	New clinical data on Ebixa®
77	20 August	Executive Vice President Ole Steen Andersen elected new deputy chairman of H. Lundbeck A/S
76	20 August	Interim report for the half year ended 30 June 2002
75	15 August	FDA approves Lexapro™ - escitalopram
74	1 August	Lundbeck and Cephalon initiate clinical trial of CEP-1347 for the treatment of Parkinson's disease
73	22 July	Data on Ebixa® for treatment of Alzheimer's Disease
72	2 July	Employee shares in H. Lundbeck A/S
71	24 June	New clinical and pre-clinical data on Cipralex®
70	11 June	Cipralex® introduced into the UK
69	31 May	Lundbeck and Mochida enter into agreement on the development and sale of Cipralex® in Japan
68	23 May	The EU commission issues marketing authorisation for Ebixa®
67	10 May	Cipralex® approvals in Europe
66	7 May	Interim report for the first quarter of 2002
65	9 April	On 9 April 2002 H. Lundbeck A/S Annual General Meeting was held at SAS Radisson
64	22 March	Notification of Ordinary General Meeting 2002 for H. Lundbeck A/S
63	20 March	Cipralex® effective in treating generalised anxiety, social anxiety and panic disorders
62	5 March	Announcement of results for the year ended 31 December 2001
61	20 February	Memantine - Ebixa® - approved for treatment of Alzheimer's disease
60	18 February	Lundbeck announces license agreement and equity investment in Warren Pharmaceuticals
59	31 January	Financial calendar 2002
58	7 January	H. Lundbeck A/S and Recordati S.p.A. enter into co-marketing agreement
57	2 January	Cipralex® approved in Switzerland

Shareholder information

Financial calendar 2003

Tentative dates	Event
10 March 2003	Annual report for the year ended 31 December 2002
8 April 2003	Annual General Meeting
6 May 2003	Interim report for the three months ended 31 March 2003 (January-March)
19 August 2003	Interim report for the half year ended 30 June 2003 (January-June)
4 November 2003	Interim report for the nine months ended 30 September 2003 (July-September)

Analyst coverage

Broker	Analyst	Website
ABG Sundal Collier	Ingemar Kihlström Anders Nordström	www.abgsec.com
Alfred Berg	Poul P. Lykkesfeldt Michael T. Engsig	www.alfredberg.dk
Alm. Brand Bank	Michael D. Jørgensen	www.almbrand.dk
Carnegie Bank	Iben Jordan Anette Rye Larsen	www.carnegie.dk
Cheuvreux	Karl Heinz Koch	www.caicheuvreux.com
Danske Equities	Martin Parkhøi	www.danskeequities.com
Deutsche Bank	Brian White	www.db.com
Enskilda Securites	Lars Hevreng	www.enskilda.com
E*Trade Securities	Michael Leacock	www.etrade.com
Goldman Sachs	Mark Tracey Vikram Sahu	www.gs.com
Handelsbanken	Rolf S. Sørensen Michael Novod	www.handelsbanken.com
JP Morgan	Josh Woods	www.jpmorgan.com
Jyske Bank	Peter B. Andersen	www.jyskebank.com
Lazard	Martin Glen Claire-Louise Noyce	www.lazard.com
Morgan Stanley	Paul Mann	www.msdw.com
Nordea Securities	Henrik D. Simonsen Annette Lykke	www.nordeasecurities.com
Oppenheim	Peter A. Düllmann	www.oppenheim.com
SSSB	Andrew W. Swanson	www.salomonsmithbarney.com
SG Cowen	Kevin Scotcher Laurent de Chazeaux	www.sgcowen.com
SparNord	Claus Juul	www.sparnord.com
Sydbank	Brian Kirk	www.sydbank.dk
WestLB Panmure	Tatiana Brask	www.gr.dk
UBS Warburg	Paul Major Rachael Sledge	www.ubswarburg.com

Summary for the Group 1993-2002

Income statement (DKKm)	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Revenue	933	1,336	1,849	2,324	2,639	3,200	3,991	5,623	7,656	9,488
Profit before research and development costs	206	348	471	670	767	957	1,484	2,444	3,379	3,903
Research and development costs	181	189	257	334	433	619	824	1,416	1,541	1,573
Profit from operations	23	174	223	337	417	353	664	1,004	1,826	2,361
Financial items, net	41	(15)	30	5	(3)	68	239	386	79	(286)
Profit before tax	64	159	253	342	414	421	902	1,390	1,905	2,074
Net profit for the year	46	109	156	236	278	292	655	985	1,311	1,269
Net profit for the year	46	109	156	236	278	292	655	985	1,311	1,275

Assets (DKKm)	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Fixed assets	449	593	783	930	1,028	1,171	1,677	2,853	4,635	5,051
Inventories	157	185	265	371	348	356	427	488	683	1,052
Receivables	210	287	430	496	580	643	894	1,479	1,617	2,305
Cash and securities	404	471	554	655	800	817	1,641	1,963	1,031	861
Total assets	**1,220**	**1,536**	**2,032**	**2,452**	**2,756**	**2,987**	**4,639**	**6,783**	**7,966**	**9,269**

Liabilities (DKKm)	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Equity	801	883	1,038	1,252	1,530	1,787	2,911	3,757	4,742	5,821
Minority interest	0	4	4	5	4	4	4	25	5	0
Provisions	68	110	143	203	239	257	331	501	141	269
Long-term liabilities	66	122	405	40	92	29	24	63	51	43
Short-term liabilities	285	417	442	952	891	911	1,369	2,437	3,027	3,136
Total liabilities and equity	**1,220**	**1,536**	**2,032**	**2,452**	**2,756**	**2,987**	**4,639**	**6,783**	**7,966**	**9,269**

Cash flow statement (DKKm)	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Cash flows from operating activities	94	192	103	276	407	681	836	1,153	1,704	1,275
Cash flows from investing activities	(134)	(219)	(277)	(216)	(182)	(267)	(461)	(983)	(2,045)	(1,186)
Cash flows from operating and investing activities	(40)	(27)	(174)	60	225	414	375	170	(341)	89
Cash flows from financing activities	1	95	257	38	(80)	(401)	243	(120)	(119)	(252)
Interest-bearing net cash at year end	291	274	89	115	332	714	1,412	1,427	875	622

Ratios	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Net profit ratio (%)	2.4	13.0	12.1	14.5	15.8	11.0	16.6	17.9	23.9	24.9
Return on assets (%)	8.7	20.2	24.0	24.1	26.3	24.9	42.2	43.0	47.8	48.1
Return on equity (%)	5.9	12.9	16.2	20.6	20.0	17.6	28.1	29.5	30.9	24.1
Research and development costs as a percentage of revenue	19.5	14.1	13.9	14.4	16.4	19.4	20.7	25.2	20.1	16.6

Summary for the Group 1993-2002

Ratios - continued	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Solvency ratio (%)	65.7	57.5	51.1	51.1	55.5	59.8	62.8	55.4	59.5	62.8
Capital employed (DKKm)	915	1,084	1,507	1,798	2,003	1,894	2,943	3,859	4,903	6,073
Capital turnover (%)	76.5	87.0	91.0	94.8	95.7	107.1	86.0	82.9	96.1	102.4
Property, plant and equipment investments, gross (DKKm)	138	210	267	206	165	257	335	714	975	784
Intangible assets investments, gross (DKKm)	3	8	17	18	23	15	40	238	908	270
Financial investments, gross (DKKm)	1	4	22	3	7	6	96	109	140	139
Average number of employees	978	1,205	1,545	1,829	2,003	2,286	2,653	3,002	3,560	4,534

Share data	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Average number of shares (millions) *	220.0	220.0	220.0	220.0	220.0	220.0	227.2	233.2	233.2	233.5
Earnings per share (EPS) (DKK) *	0.21	0.49	0.70	1.07	1.26	1.32	2.88	4.22	5.62	5.44
Proposed dividend per share (DKK) *	0.10	-	0.10	-	0.16	0.20	0.56	0.85	1.14	1.14
Cash flow per share (DKK) *	0.43	0.87	0.47	1.25	1.84	3.08	3.67	4.94	7.30	5.46
Equity value per share (DKK) *	3.63	4.00	4.70	5.67	6.93	8.09	12.49	16.12	20.34	24.90
Market capitalisation (DKKm)	-	-	-	-	-	-	17,251	45,551	49,105	43,534
Price/Earnings (DKK)	-	-	-	-	-	-	25.71	46.32	37.50	34.26
Price/Cash flow (DKK)	-	-	-	-	-	-	20.15	39.56	28.86	34.11
Price/Equity value (DKK)	-	-	-	-	-	-	5.93	12.14	10.37	7.48

*) Calculation based on a share denomination of DKK 5

Definitions:

Interest-bearing net cash	Cash and cash equivalents less holding of treasury shares less interest-bearing debt
Net profit ratio **	Profit from operations as a percentage of revenue
Return on assets **	Profit from operations plus financial income as a percentage of average capital employed exclusive of minority interest
Return on equity **	Profit after tax and minority interests as a percentage of average equity exclusive of minority interests
Solvency ratio **	Equity excl. minority interests, year-end, as a percentage of liabilities and equity, year-end
Capital employed **	Total liabilities and equity less non-interest bearing liabilities
Capital turnover	Revenue as a percentage of total assets, year-end
Earnings per share (EPS) **	Profit after tax and minority interests divided by average number of shares
Dividend per share **	Dividend rate multiplied by nominal value of share divided by 100
Cash flow per share **	Cash flow from operating activities divided by average number of shares
Equity value per share **	Equity excl. minority interests, year-end, divided by number of shares, year-end
Market capitalisation	Total number of shares, year-end, multiplied by the official price quoted on the Copenhagen Stock Exchange, year-end
Price/Earnings **	The official price quoted on the Copenhagen Stock Exchange, year-end, divided by net profit for the year per share
Price/Cash flow **	The official price quoted on the Copenhagen Stock Exchange, year-end, divided by cash flow per share
Price/Equity value **	The official price quoted on the Copenhagen Stock Exchange, divided by equity per share, year-end

**) Definitions according to the Danish Association of Financial Analysts' "Recommendations & Ratios 1997" (4th rev. edition)

Comparative figures for previous years, which include the number of shares, have been restated using an adjustment factor of 0.9986 to reflect the effect of the employee share issue.

Financial review

The annual report of H. Lundbeck A/S has been presented in accordance with the provisions of the Danish Financial Statements Act on reporting class D enterprises, the International Financial Reporting Standards (IFRS), Danish accounting standards as well as the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements are presented in accordance with the IFRS standards and interpretations applicable to the financial year 2002.

The accounting policies applied in preparing the consolidated and parent financial statements are consistent with those of last year.

Revenue

Lundbeck's revenue improved by 24% from DKK 7,656 million in 2001 to DKK 9,488 million in 2002.

The improvement in revenue was driven primarily by the continued growth of Cipramil® sales and rising income from sales of Celexa™ and Lexapro™ in the USA.

Sales of Cipramil® outside the USA in 2002 rose by 14% to DKK 5,187 million despite generic competition. The major European markets and Canada contributed significantly to the growth in sales. The positive trend in sales was affected adversely by generic competition in a number of markets, including in particular Germany, Australia, Denmark and Sweden.

In 2002, Lundbeck launched Cipralex® in several small European markets and in the UK. The first market feedbacks are promising, and sales of Cipralex® in 2002 were DKK 78 million.

Lundbeck's income from sales of Celexa™ in the USA was DKK 2,378 million in 2002, corresponding to an increase of 44% over last year. In 2002, the Celexa™ sales of Forest Laboratories Inc. came to USD 1,422 million against USD 981 million in 2001.

Lundbeck's income from sales of escitalopram to Forest totalled DKK 777 million against DKK 259 million in 2001. Forest's sales of Lexapro™, commenced on 5 September 2002, amounted to USD 103 million in 2002.

On recognition of income from sales of citalopram and escitalopram to Forest, the quantities of citalopram and escitalopram held in stock by Forest are only included in Lundbeck's income at the agreed minimum price.

The difference between the invoiced price and the minimum price of Forest's inventories was DKK 1,050 million at year-end 2002 compared to DKK 1,041 million at year-end 2001.

Reference is made to the section "Accounting for income from Forest" on page 65.

Sales of other antidepressants and antipsychotics were DKK 817 million in 2002, corresponding to an increase of 5%, or DKK 40 million compared to 2001.

In 2002, Lundbeck launched Ebixa® in several European markets and in Mexico. Sales of Ebixa® totalled DKK 29 million in 2002.

Lundbeck's sales of other products declined from DKK 424 million in 2001 to DKK 222 million in 2002 in line with the Group's reorganisation of production in Italy.

Revenue in 2002 by product group

- Cipramil®
- Celexa™
- Cipralex®
- Lexapro™
- Other antidepressants
- Antipsychotics
- Other revenue


6%
3%
3%
8%
1%
54%
25%

Revenue in 2001 by product group

- Cipramil®
- Celexa™
- Cipralex®/Lexapro™
- Other antidepressants
- Antipsychotics
- Other revenue


6%
7%
3%
3%
22%
59%

As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is in reality included in the financial statements at the forward rates. The effect on the profit is DKK 122 million against DKK 35 million in 2001 compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect DKK 109 million compared to DKK -5 million in 2001 stems from the hedging of USD. The latter amount has been added to income from sales of Celexa™ and Lexapro™.

At the end of 2002, forward exchange and option contracts had been entered into to hedge foreign currency cash flows in 2003, primarily in EUR and USD, equivalent to a value of approx. DKK 5.0 billion. Of this amount DKK 3.5 billion is accounted for as hedging contracts and DKK 1.5 billion as trading contracts. The average forward rates at year-end 2002 were EUR 747.71 and USD 786.33. Deferred recognition of net currency gains amounted to DKK 211 million at 31 December 2002 against DKK 25 million at 31 December 2001.

If the exchange rates at the time of realisation of the underlying transactions of these hedging contracts are at the same level as at year-end 2002, future income will be positively affected by the mentioned DKK 211 million.

Expenses

Lundbeck's total expenses, exclusive of financial items and tax, were DKK 7,127 million, up 22% on 2001. The growth in expenses primarily reflects expansions of the international sales and marketing organisation, the introduction of Cipralex® and Ebixa® as well as increased cost of sales as a result of the expansion of production capacity.

Cost of sales climbed by 33% to DKK 1,818 million, reflecting primarily a generally growing level of activity to meet the increase in sales of present and new products. The increase also included a substantial increase in supplies to Forest, which launched Lexapro™ in the autumn of 2002, as well as higher depreciation and amortisation charges. The growing activity has resulted in the recruitment of new staff, an increase in production at external production partners and reorganisation of existing production.

Revenue


Cipralex®/Lexapro™
Cipramil®/Celexa™
Other antidepressants
Antipsychotics
Other revenue
DKKm
10,000
8,000
6,000
4,000
2,000
0
1998
1999
2000
2001
2002

Revenue in 2002 by geographical area


UK
France
Germany
Spain
Italy
Rest of Europe
USA
Canada
Rest of world
7%
9%
7%
8%
4%
3%
4%
33%
25%

Revenue in 2001 by geographical area


UK
France
Germany
Spain
Italy
Rest of Europe
USA
Canada
Rest of world
9%
9%
6%
7%
5%
3%
3%
26%
32%

Financial review

Distribution costs rose by 28% to DKK 2,449 million as a result of expansions of the international sales and marketing organisation and substantial expenses in connection with the introduction of Cipralex® and Ebixa® .

Administrative expenses went up by 32% to DKK 1,318 million, due mainly to the cost of establishing new subsidiaries as well as the continued expansion of the Group's IT and communications infrastructure. Preparations for the implementation of an SAP system in 2003 to replace existing systems, mainly within production, finance and purchasing, contributed to the increase.

Research and development costs amounted to DKK 1,573 million in 2002 against DKK 1,541 million in 2001, corresponding to an increase of 2%. 2001 was strongly affected by the high cost of developing Oral Copaxone®. In 2002, the research and development organisation was enlarged to enable the company to conduct studies in Lundbeck's late phase projects. The greater part of the research resources were expended on conducting phase II studies of Bifeprunox, CEP 1347 and Gaboxadole and on commenced Cipralex studies of new indications, including in particular GAD (Generalised Anxiety Disorder). In addition, the required post-marketing study of sertindole was commenced. In 2002, research and development costs accounted for 17% of revenue compared to 20% in the previous year.

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 405 million in 2002 against DKK 315 million in 2001. A major part of the increase is attributable to amortisation on goodwill and other intangible assets acquired in 2001 in connection with the purchase of Byk Gulden Lomberg Chemische Fabrik GmbH's share of Lundbeck GmbH & Co. Higher depreciation and amortisation charges also reflect the depreciation commenced on Lundbeck's new manufacturing facilities in Seal Sands, England, and the growing investment level in recent years.

Financial items

In 2002, the Group's net financial expense amounted to DKK 286 million compared to a net income of DKK 79 million in 2001. Of the net expense of DKK 286 million, DKK 42 million was net interest income and market value adjustments of the bond holding. In 2002, the market value adjustments amounted to DKK 5 million against DKK 2 million in 2001.

Unrealised losses on other investments exclusive of exchange differences amounted to DKK 299 million against a gain of DKK 102 million in 2001. Lundbeck's other investments at 31 December 2002 were mainly a shareholding in Cephalon, Inc. with a market value of DKK 345 million. The year's value adjustment of the Cephalon shares was an expense of DKK 291 million inclusive of exchange differences against a gain of DKK 128 million in 2001.

The net currency expense relating to financial items amounted to DKK 29 million compared to DKK 54 million in 2001.

Under the chosen hedging principle, income and expenses related to financial instruments classified as hedging instruments and meeting the criteria for hedging future transactions are taken directly to equity and – on realisation of the hedged item - transferred from equity for inclusion in the same item as the hedged item. Profit from operations was affected by a net currency income of DKK 122 million in 2002 against DKK 35 million in 2001.

Income/expenses relating to trading, i.e. instruments that do not meet the criteria for hedging, are recognised directly under financial items at market value. In 2002, the amount was an income of DKK 131 million against an expense of DKK 44 million in 2001.

Tax

The tax for the year totalled DKK 805 million against DKK 582 million in 2001. The effective tax rate was 38.8% against 30.5% in 2001. The increase in the effective tax rate is due primarily to the value adjustment of the investment in Cephalon because no provision has been made for deferred tax on the value adjustment of other investments as these are expected to be realised without taxation. The effective tax rate before the value adjustment of equity investments was 33.8% against 32.3% in 2001.

The current tax charge for the year, including prior year adjustments, amounted to DKK 716 million, corresponding to an effective tax rate of 34.5%, while tax on equity items corresponds to an effective tax rate of 1.1%.

Net profit for the year

In 2002, Lundbeck achieved its best ever operating results.

Profit from operations went up by 29% to DKK 2,361 million.

Profit before tax rose by 9% to DKK 2,075 million and profit after tax and minority interests fell by 3% to DKK 1,269 million. The main reason for the limited increase in the pretax profit and the fall in the after tax profit is an unrealised and non-deductible loss on the company's holding of Cephalon shares compared to a non-taxable gain in 2001.

Net profit for the year per share dropped by 3% from DKK 5.62 in 2001 to DKK 5.44 in 2002. Adjusted for the unrealised value adjustment of the company's holding of Cephalon shares, net profit for the year per share was DKK 6.68 in 2002 against DKK 5.07 in 2001.

Investments

Lundbeck's total net investments amounted to DKK 1,186 million in 2002 against DKK 2,045 million in 2001. The high level in 2001 was due mainly to the purchase of Byk Gulden's share of Lundbeck GmbH & Co in that year. As in recent years, the investment level in 2002 was particularly affected by investments in connection with the expansion of the company's research and production capacity.

Property, plant and equipment and intangible asset investments fell from DKK 1,874 million in 2001 to DKK 1,042 million in 2002.

In the field of production, investments were made in 2001 to ensure sufficient future capacity for the growth in demand for present and new products. The manufacturing facilities for the chemical production of escitalopram at the company's factory in Seal Sands, England, were completed. This investment amounted to approx. DKK 600 million. Production in the new manufacturing facilities was commenced in October 2002 and is now proceeding as planned after the commissioning phase.

Large investments were also made in an enlargement of the research facilities in 2002, reflecting an important part of Lundbeck's policy to strengthen its research activities. Thus large investments were made in the establishment of new facilities for toxicological research and in new facilities for biological research. These facilities are expected to become operational at the end of 2003 and in early 2004 respectively.

In 2001, it was decided to upgrade the general IT structure in order to ensure optimal system resources for the handling of future growth. Lundbeck started the planning and implementation of an SAP system in 2001 with a view to implementation in the Danish companies at the turn of the year 2002/2003. The implementation process progressed according to schedule in 2002 and the SAP system was implemented on 6 January 2003 as planned. The total investment amounted to DKK 173 million at the end of 2002. The SAP system will be amortised over 5 years.

In 2002, Lundbeck acquired an additional 3.63% of the shares in Lundbeck Pharmaceuticals, Italy S.p.A., bringing Lundbeck's total ownership interest at year-end 2002 up to 100%. The total investment in Lundbeck Pharmaceuticals, Italy S.p.A. was DKK 288 million at year-end 2002, including DKK 12 million invested in 2002. The excess of purchase consideration (goodwill) over the fair value of assets and liabilities taken over at the time of acquisition has been calculated at DKK 206 million including DKK 7 million invested in 2002.

Investments


DKKm
%
Property, plant and equipment
Intangible assets
Financial assets
Total investments as a percentage of revenue
2,500
2,000
1,500
1,000
500
0
30
24
18
12
6
0
1998
1999
2000
2001
2002

Lundbeck also acquired an additional 18.14% of the shares in CF Pharma, bringing Lundbeck's total ownership interest at year-end 2002 up to 47.14%. The total investment in CF Pharma was DKK 110 million at year-end 2002, including DKK 75 million invested in 2002. The excess of purchase consideration (goodwill) over the fair value of assets and liabilities taken over at the time of acquisition in 2002 totalled DKK 28 million. As a result of the increased ownership interest and influence in making operating and financial decisions, CF Pharma is now recognised as an associate. The effect on the profit in 2002 was DKK –1 million before tax.

Other investments, net, totalled DKK 139 million in 2002 against DKK 140 million in 2001. In 2002, Lundbeck made additional investments in Burill Biotechnology Capital Fund K/S and Cross Atlantic Partners. The main objective of the investments was to participate in venture capital investments and to invest in business partners.

Equity investments

Other investments in Lundbeck's balance sheet include strategic investments in American venture companies and in Danish and foreign business partners. The investments are measured at market price or estimated fair value, see "Accounting policies".

Lundbeck's other investments at 31 December 2002 mainly consisted of a shareholding in Cephalon, Inc. with a market value of DKK 345 million. In June 1999, in connection with a strategic research and cooperation agreement concerning Parkinson's disease, Lundbeck acquired 1 million shares at USD 12 per share in Cephalon, equivalent to 3% of the share capital at that time. At year-end 2002, Lundbeck's ownership interest was 1.8% of the share capital. The shares of Cephalon are quoted on the American Nasdaq exchange, and the price at 31 December 2002 was USD 48.67 per share.

The market value or the estimated fair value of other investments exclusive of the shareholding in Cephalon was DKK 182 million, including DKK 111 million invested in Burill Biotechnology Capital Fund K/S.

Investments in associates include additional shares in CF Pharma.

Cash flows

Lundbeck's cash flows from operating activities were DKK 1,275 million in 2002 against DKK 1,704 million in 2001. The fall in cash flows from operations is principally due to the fact that the increase in profit from operations was more than offset by the increase in funds tied up in working capital. Growing inventories are the main reason for this increase, reflecting partly an inventory buildup for the launch of Cipralex® into emerging markets in 2003 and partly increases in trade receivables as a result of large bulk supplies to Forest late in the year.

Lundbeck's cash flows from investing activities amounted to DKK -1,186 million in 2002 against DKK -2,045 million in 2001. Adjusted for the purchase of Byk Gulden's share of Lundbeck GmbH & Co. in 2001, the effect of investing activities on the year's cash flows was at the same level as in 2001 when it was DKK -1,218 million.

The free cash flow thus improved, amounting to DKK 89 million in 2002 against DKK –341 million in 2001.

Cash flow


DKK mio.
Cash flow from operating activities
Cash flow from investing activities
Cash flow from operating and investing activities
2,000
1,600
1,200
800
400
0
-400
-800
-1,200
-1,600
-2,000
1998
1999
2000
2001
2002

Liquid resources

	2002 DKKm	2001 DKKm
Cash	388	688
Securities	473	343
Interest-bearing debt	(239)	(156)
Interest-bearing net cash	**622**	**875**
Unutilised credit facilities	1,751	2,015
Liquid resources 31 December	**2,373**	**2,890**

Cash flows from financing activities amounted to DKK -252 million net against DKK −119 million in 2001 after payment of dividend of DKK −263 million for 2001, an option premium of DKK −105 million on the conclusion of an option contract for the purchase of treasury shares from LFI A/S, purchase of treasury shares of DKK −25 million net, a capital contribution of DKK 52 million in connection with an employee share issue and an increase in interest-bearing debt of DKK 89 million.

Lundbeck's interest-bearing net cash (the company's holding of cash and cash equivalents less interest-bearing debt) was DKK 622 million at year-end 2002 against DKK 875 million at year-end 2001. In addition to interest-bearing net cash, Lundbeck has unutilised guaranteed credit facilities of DKK 1.8 billion against DKK 2.0 billion in 2001.

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

Equity
Equity increased to DKK 5,821 million at year-end 2002, corresponding to 62.8% of total assets against 59.5% in 2001.

The table below shows the changes in equity.

Of the net profit for the year the Supervisory Board recommends as in 2001 that dividend be distributed at DKK 1.14 per share, corresponding to DKK 266 million. Of this amount DKK 3 million is dividend on treasury shares. Equity exclusive of the proposed dividend will amount to DKK 5,558 million after the distribution.

Return on equity was 24.1% in 2002 compared to 30.9% in 2001.

Accounting for income from Forest
Income from sales of citalopram and escitalopram to Forest amounted to DKK 3,155 million, or 33% of Lundbeck's total revenue.

The invoiced price is agreed between Forest and Lundbeck at the beginning of each calendar year. The price is calculated on the basis of the expectations for the coming year's development in the elements included in the royalty calculation agreed by the agreement with Forest. These elements are: Forest's net selling prices, quantities used in sold products, quantities used in samples, quantities wasted during processing, and the various dosage levels of the finished goods.

At the end of each quarter, the invoiced amount is adjusted according to the actual size of the elements included in the contractually agreed royalty calculation. Any differences between calculated and final prices are settled between Forest and Lundbeck.

According to the agreement with Forest, Lundbeck is guaranteed a minimum price. The guarantee means that even in a situation of significant reduction of Forest's net selling price, Lundbeck will be ensured a minimum level of income. It also means that, if the sale of Celexa™ and Lexapro™ should be discontinued, Lundbeck will be ensured a minimum income from the materials and products that Forest might have in stock at such time.

Changes in equity

DKKm	2002	2001
Equity 1 January	4,742	3,691
Employee share issue	52	-
Distribution of dividend	(263)	(197)
Additions – deferred gain on hedging contracts	341	(6)
Disposals – realised gain on hedged transactions transferred to the income statement and the balance sheet	(155)	(35)
Value adjustment, associates	5	-
Proceeds from purchases/sales of treasury shares	(25)	6
Option premium paid on treasury shares	(105)	-
Payments under share based plans	(18)	(56)
Tax on equity items relating to the period	(22)	28
Net profit for the period	1,269	1,311
Equity 31 December	**5,821**	**4,742**

Income from sales of citalopram and escitalopram to Forest is recognised as follows:

- Sales of both citalopram and escitalopram are invoiced at the agreed price but it is only the contractual minimum price that is recognised as income at the time of delivery.
- The difference between the invoiced price and the minimum price of Forest's inventories is recognised as prepayment in the balance sheet.
- After the end of each quarter, the final contractual settling price is calculated. The difference between the minimum price already recognised as income and the final calculated settling price is recognised as income. At the same time the prepayment is reduced correspondingly.

This means that the quantities of citalopram and escitalopram held in stock by Forest are only included in Lundbeck's income at the minimum price.

The difference between the invoiced price and the minimum price of Forest's inventories was DKK 1,050 million at year-end 2002 compared to DKK 1,041 million at year-end 2001.

Lundbeck watches movements in Forest's inventories and its net selling price closely, continuously assessing the risk of the price adjustment clause becoming applicable, and repayment consequently required.

There is still not believed to be any risk that the price adjustment clause will be applied, and thus repayment required.

Incentive plans

In 1999, Lundbeck introduced a share option plan for the company's Executive Board and a number of key employees, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign subsidiaries.

In 2002, a new and broader option plan was implemented together with an employee share plan in Danish and foreign companies as well as a share price based plan for employees of the remaining foreign subsidiaries.

The Supervisory Board is not comprised by the plans.

Incentive plans are analysed by group of persons in the table on page 68.

Share option plan for the Executive Board and key employees, 1999 plan

At 31 December 2002, Lundbeck's share option plan from 1999 comprised the Executive Board and a number of key employees in Denmark and abroad, altogether 48 employees.

The options are earned by one-third a year over a three-year period. The first portion could be exercised in August 2000. The right to exercise all the options granted expires in September 2004. The exercise price has been fixed at the initial offering price of the shares at 17 June 1999 (price DKK 43.75 per DKK 5 share) plus an annual yield element of 10%. Options granted subsequently are adjusted to the current market price at the time of grant.

The company has authorisation to grant 2,000,000 options at DKK 5 each. At 31 December 2002, 1,920,364 options had been granted compared to 1,960,700 at 31 December 2001, a net reduction of 40,336. After the exercise of 294,732 options in 2002, corresponding to 23% of the exercisable number, there were 999,300 options outstanding at 31 December 2002.

In 1999, the company purchased 2,000,000 treasury shares at a total cost of DKK 87.5 million to secure and fulfil the share option plan. The holding of treasury shares for this purpose at 31 December 2002 was 1,434,036. In 2002, the company's holding of treasury shares was reduced by 223,332 shares as a result of the exercise of options.

Share option plan for the Executive Board and key employees, 2002 plan

At 31 December 2002, Lundbeck's share option plan from 2002 comprised the Executive Board and a number of key employees in Denmark and abroad, altogether 947 employees.

All the options were granted from the beginning of the plan and are exercisable from 1 September 2003 to 1 September 2004. The exercise price has been fixed at the price of DKK 207 plus a yield element of 10% p.a., reckoned from the time of grant, 6 March 2002.

The company has authorisation to grant up to 2,500,000 options at DKK 5 each. At 31 December 2002, 2,352,439 options had been granted.

The plan was secured through the purchase of an option contract entered into with LFI A/S to secure and fulfil the option plan. The contract gives the company the right to purchase up to 2,500,000 shares from LFI A/S. The option is exercisable in the period from

1 September 2003 to 1 April 2004 subject to specified conditions in periods when the company is entitled to acquire treasury shares. The option premium paid amounted to DKK 105 million.

The exercise price of the option has been fixed at DKK 241.38 plus 10% p.a., reckoned from 5 March 2002 to the day of exercise.

Market value of option plans
The market value of the options granted has been calculated on the basis of the Black & Scholes formula and is based on a volatility of 48.6% for the Lundbeck share, a dividend rate of 1% and a risk-free interest rate of 3.1%. Based on these assumptions the market value of the 1999 plan has been calculated at DKK 108.04 per option and the 2002 plan at DKK 35.34 per option based on H. Lundbeck A/S's share price at 31 December 2002.

Share price based plan for employees of foreign subsidiaries, 1999 plan
In 1999, the employees of Lundbeck's foreign subsidiaries were offered a share price based plan, which was a reflection of the Danish employee share plan. The plan was offered according to the same principles as those used for the offering of employee shares in Denmark.

For employees employed by the Group throughout the period from 1 September 1999 to 3 January 2005, the plan triggers an amount calculated as the difference between the special price of DKK 13.13 per DKK 5 share for employee shares issued in 1999 and the market price of the shares at 3 January 2005. The value of the plan at the time of subscription was equivalent to 669,200 shares exclusive of amounts added to cover the social security costs connected with the plan.

To cover the increase in the company's liabilities and the associated social security costs connected with the share price based plan, the company purchased 740,000 treasury shares at a total cost of DKK 50.4 million in 1999.

As a result of the conditions relating to the plan, the value of the plan inclusive of the associated social security costs was equivalent to 560,017 shares at 31 December 2002.

Share price based plan for employees of foreign subsidiaries (2002 plan)
In 2002, the employees of most of Lundbeck's foreign subsidiaries were offered a share price based plan according to the same principle as those used for the offering of employee shares in 2002.

For employees employed by the Group throughout the period from 1 June 2002 to 2 January 2006, the plan triggers an amount equal to 50% of the value of the plan, calculated as the difference between the special price of DKK 81 per DKK 5 share for employee shares issued in 2002 and the market price of the shares at 2 January 2006. For employees employed by the Group throughout the period from 1 June 2002 to 2 January 2008, the plan triggers an amount equal to the remaining 50% of the value of the plan, calculated as the difference between the special price of DKK 81 per share of DKK 5 for employee shares issued in 2002 and the market price of the shares at 2 January 2008.

The value of the 2002 plan at the time of subscription was equivalent to 379,240 shares exclusive of amounts added to cover social security costs connected with the plan. To cover the increase in the company's liabilities and the associated social security costs connected with the share price based plan, a supplementary purchase of treasury shares at a cost of DKK 38 million was made in 2002. Any remaining cover from the previous plan will be used to secure the 2002 plan.

Accounting for incentive plans
The liability relating to the plans, calculated as the difference between the special price and the market price of the underlying shares, inclusive of amounts added to cover social security costs, is not accounted for in the balance sheet.

The increase in the estimated option liability for each share option and the liability relating to the foreign employee plan respectively corresponds to an increase in the value of the holding of treasury shares at market price.

The liability relating to the incentive plans at 31 December 2002 totalled DKK 260 million against DKK 319 million at 31 December 2001. This liability will entitle the company to a tax deduction at the time of payment equivalent to DKK 56 million against DKK 55 million in 2001, which has not been capitalised at 31 December 2002.

The holding of treasury shares acquired to secure and fulfil the share option plans and to cover the increase in the company's liabilities according to the foreign employee plans has been deducted from equity. The market value at 31 December 2002 was DKK 440 million against DKK 505 million at 31 December 2001. No provision for deferred tax has

Liability – 1999 plans	Executive Board	Executives	Other employees	Options not granted	Total options	Price DKK	Liability DKKm
Share option plan for the Executive Board and key employees:							
Liability at 31 December 2001	200,000	710,332	424,036	39,300	1,373,668	144.06	197.9
Options granted in 2002		2,664	37,000	(39,664)	-		
Options utilised in 2002	(120,000)	(69,700)	(105,032)		(294,732)		
Disposals in 2002			(80,000)	80,000	-		
Market value at 31 December 2002	80,000	643,296	276,004	79,636	1,078,936	186.25	201.0
Exercise price at 31 December 2002					1,078,936	(79.54)	(85.9)
Liability at 31 December 2002	80,000	643,296	276,004	79,636	1,078,936	106.71	115.1
Share price based plan for employees of foreign subsidiaries:							
Granted at 31 December 2001		27,800	493,900		521,700	197.54	103.1
Amount to cover derived social security costs						34.31	17.9
Liability at 31 December 2001		27,800	493,900		521,700	231.85	121.0
Disposals in 2002			(51,600)		(51,600)		
Market value at 31 December 2002		27,800	442,300		470,100	186.25	87.6
Special price					470,100	(13.13)	(6.2)
Amount to cover derived social security costs						33.22	15.6
Liability at 31 December 2002		27,800	442,300		470,100	206.34	97.0
Liability at 31 December 2002 (1999 plans)	**80,000**	**671,096**	**718,304**	**79,636**	**1,549,036**		**212.1**
Liability - 2002 plans							
Share option plan for the Executive Board and key employees:							
Granted in 2002	71,000	266,800	2,051,539	110,661	2,500,000		
Disposals in 2002			(36,900)	36,900			
Market value at 31 December 2002	71,000	266,800	2,014,639	147,561	2,500,000	186.25	465.6
Exercise price at 31 December 2002					2,500,000	(223.87)	(559.7)
Liability at 31 December 2002	71,000	266,800	2,014,639	147,561	2,500,000	(37.62)	0.0
Share price based plan for employees of foreign subsidiaries:							
Liability at 31 December 2001		-	-	-	-	-	-
Granted in 2002		21,000	358,240		379,240		
Disposals in 2002			(6,240)		(6,240)		
Market value at 31 December 2002		21,000	352,000		373,000	186.25	69.5
Special price					373,000	(81.00)	(30.2)
Amount to cover derived social security costs						23.97	8.9
Liability at 31 December 2002		21,000	352,000		373,000	129.22	48.2
Liability at 31 December 2002 (2002 plans)	**71,000**	**287,800**	**2,366,639**	**147,561**	**2,873,000**		**48.2**
Total liabilities relating to option and foreign plans at 31 December 2002	**151,000**	**958,896**	**3,084,943**	**227,197**	**4,422,036**		**260.3**

Value of treasury shares and option contract	Number of shares	Price DKK	Value off treasury shares
Holding at 31 December 2001	2,397,368	210.66	505.1
Shares purchased	190,400	197.92	37.7
Shares sold	(223,332)	57.30	(12.8)
	2,364,436		530.0
Value adjustment to market price	2,364,436		(89.6)
Shareholding at market price at 31 December 2002	**2,364,436**	**186.25**	**440.4**
Market value of option contract at 31 December 2002	**2,500,000**	**11.67**	**29.2**

been made in respect of the shares as they are not expected to be disposed of within three years.

Employees

In 2002, the average number of full-time employees totalled 4,534, an increase of 974 compared to 2001. The increase in staff reflects the continued enlargement of Lundbeck's sales force and a general increase in connection with the expansion of research, development and production capacity driven by the continued expansion of production to increase output.

At the end of 2002, the number of full-time employees was 5,129 against 3,939 at the end of 2001.

Shareholders

LFI A/S, Vestagervej 17, 2900 Hellerup, which is wholly owned by the Lundbeck Foundation, is the only shareholder which owns more than 5% of the share capital. At year-end 2002, LFI A/S owned 73.39% of the share capital.

Managing financial risks

In 2002, too, Lundbeck experienced a growing cash flow in USD and other non-European currencies. This development is expected to continue so that the Group's income statement and balance sheet will to a greater extent than previously be exposed to various financial risks.

The aim of Lundbeck's financial management is to minimise these financial risks, including in particular foreign currency and interest rate risks.

Bond portfolio and money market deposits

Lundbeck's securities management strategy is designed to ensure the best possible return, having regard to the prudent risk profile chosen by Lundbeck.

To minimise credit risks, Lundbeck invests exclusively in liquid Danish government and mortgage credit bonds. In addition, Lundbeck has only placed money market deposits with banks that have been approved according to the company's internal credit rating policy for banks.

The amount placed in Danish bonds in 2002 averaged DKK 285 million compared to DKK 429 million in 2001. The adjusted maturity of the holding was 2.4 years at 31 December 2002.

The average amount placed in money market deposits in 2002 was DKK 160 million. The corresponding amount for 2001 was DKK 97 million.

The return on the bond portfolio and money market deposits was DKK 27 million in 2002, equal to a yield of 6.0% p.a. Lundbeck's benchmark in 2002 was an external bond portfolio with a maturity of two years. In 2002, the yield on the benchmark portfolio was 6.0% p.a.

The Group's interest rate risk on the bond portfolio was approx. DKK 12 million at 31 December 2002 if interest rates move up one percentage point. The interest rate exposure increased from approx. DKK 9 million at the end of 2001, reflecting the increased portfolio.

The company's cash and bonds at 31 December 2002 were DKK 861 million against DKK 1,031 million at the end of 2001.

Borrowing portfolio

Lundbeck has a variety of credit facilities and committed loan facilities which are reviewed continuously and which, in combination with the company's cash and bond portfolio, constitute Lundbeck's short-term financial resources.

The Group's borrowing showed seasonal fluctuations in 2002 and increased as a result of loans raised by foreign subsidiaries. Borrowings at the end of 2002

Financial review

amounted to DKK 239 million compared to DKK 156 million at the end of 2001.

The nominal outstanding debt was DKK 238 million, and the market value at 31 December 2002 was DKK 239 million. The difference is recognised as an expense in the income statement.

Lundbeck's guaranteed committed loan facilities continued in 2002, consisting of a non-terminable 364-day credit facility of DKK 500 million in addition to the existing committed mortgage loan facility of DKK 346 million, i.e. DKK 295 million as 20-year loans and DKK 51 million as 10-year loans, as well as an unsecured committed loan facility of DKK 750 million for an 8-year term, non-terminable by the lender.

Foreign currency risks

The foreign currency management is handled centrally by the parent. The company aims to hedge the Group's anticipated cash flows for any future 12-month period.

Currency management focuses on risk minimisation and is carried out in conformity with the foreign currency policy approved by the Supervisory Board. The hedging consists partly of a fixed minimum hedge and partly of a variable part. The fixed part is hedged by forward contracts classified as hedging instruments and meeting the accounting criteria for hedging future cash flows. Changes in the fair value of these contracts are taken to equity as they arise and - on realisation of the hedged cash flow - transferred from equity for inclusion in the same item as the hedged cash flow.

The variable part, which is hedged partly by forward contracts and partly by option contracts, is used to hedge the remaining foreign currency risks in the short term. These contracts are not classified as hedging contracts but as trading contracts, and changes in the fair value are recognised as financial items as they arise.

The company's USD income derives primarily from sales invoiced to Forest. According to the Group's accounting policies, the guaranteed minimum price is recognised as income at the time of invoicing, and the excess amount is recognised in the balance sheet as a prepayment. The prepayment and any settlements of balances are subsequently recognised as income as Forest resells the products.

Currency index Index 1988 = 100


120
115
110
105
100
95
90
88 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Currency realised in 2002


EUR
Other European currencies
USD and other non-European currencies
21%
20%
59%

Currency realised in 2001


EUR
Other European currencies
USD and other non-European currencies
22%
23%
55%

Income and expenses relating to hedging contracts covering the part of the hedged cash flows which comprise minimum price and settlements of balances are included in revenue when they are realised and recognised as income. Income and expenses relating to hedging contracts covering the part of the hedged cash flows which comprises prepayments are recognised in the balance sheet together with the prepayment and subsequently recognised in the income statement when the prepayment is recognised as income. At 31 December 2002, this amount was a gain of DKK 33 million which has been recognised together with the prepayment.

Due to the company's continuous hedging of net currency flows, a falling exchange rate will not affect the company in the short term. Conversely, the company will not benefit fully from a rising exchange rate in the short term, either.

At the end of 2002, approx. 93% of the Group's budgeted net currency flows for 2003 was hedged by forward and option contracts, including the trading part.

The foreign currency composition of the revenue of H. Lundbeck A/S and Danish subsidiaries continues to change. The charts on page 70 show that the companies' cash inflows of USD and other non-European currencies totalled 59% in 2002. In 2001, the corresponding rate was 55%. The exposure in USD has grown as a result of the continued success in the US market.

In 2002, the Lundbeck currency index, which reflects Lundbeck's long-term competitive power, fell 8.8%. This fall is due primarily to USD. The currency index is calculated as the reciprocal DKK rate index, weighted with the expected revenue shares of Lundbeck's subsidiaries and business partners. The index is rebalanced on an annual basis to reflect changes in the currency composition of the revenue.

The changes in the index figures shown by the graph on page 70 are an approximated illustration of how much the revenue would have been affected by exchange rate changes if no currency hedging had taken place.

Accounting policies

The annual report of H. Lundbeck A/S has been presented in accordance with the provisions of the Danish Financial Statements Act on reporting class D enterprises, the International Financial Reporting Standards (IFRS), Danish accounting standards as well as the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements are presented in accordance with the IFRS standards and interpretations applicable to the financial year 2002.

To facilitate the reading of the annual report, some of the information required by IFRS has been included in the financial review, which is regarded as an integral part of the annual report.

The accounting policies applied in preparing the consolidated and parent financial statements are consistent with those of last year.

Recognition and measurement
Assets are recognised in the balance sheet if it is probable that any future economic benefits will flow to the Group and that the value of the asset can be measured reliably.

Liabilities are recognised in the balance sheet if they are probable and can be measured reliably.

On initial recognition assets and liabilities are measured at cost. Subsequently assets and liabilities are measured as described for each item below.

Certain financial assets and liabilities are measured at amortised cost including a constant effective rate of interest during their term. Amortised cost is calculated as original cost less principal repayments and plus/less the cumulative amortisation of the difference between cost and the nominal amount.

On recognition and measurement, account is taken of any gains, losses and risks that arise before the time of presentation of the annual report and which prove or disprove matters existing on the balance sheet date.

Income is recognised in the income statement as earned and includes value adjustments of financial assets and liabilities measured at fair value or amortised cost. In addition, expenses incurred to generate the income for the year are recognised, including depreciation, amortisation, impairment losses and provisions as well as reversals of amounts previously recognised in the income statement as a result of changed accounting estimate.

Consolidated financial statements
The consolidated financial statements comprise the parent H. Lundbeck A/S and subsidiaries controlled by the parent. Control is achieved where the parent directly or indirectly holds more than 50% of the voting rights or is otherwise able to exercise or actually exercises control.

Companies in which the Group holds between 20% and 50% of the voting rights and exercises significant influence but not control are regarded as associates.

The consolidated financial statements are prepared on the basis of the financial statements of the parent and the subsidiaries, which are all prepared in accordance with the Group's accounting policies.

The consolidated financial statements are prepared by adding together uniform items and eliminating intercompany income and expenses, investments, balances and dividends as well as realised and unrealised gains and losses on transactions between the consolidated companies. Account is taken of the tax effect of these eliminations.

In the consolidated financial statements, the carrying amount of the parent's investments in subsidiaries has been offset against the parent's proportionate share of the fair value of assets and liabilities at the time of acquisition.

Newly acquired or newly formed companies are recognised in the consolidated financial statements from the date of acquisition. Companies sold or discontinued are recognised up to the time of sale or discontinuance. Comparative figures are not restated for companies newly acquired or sold/discontinued.

Purchases of new companies are accounted for using the purchase method of accounting, according to which the identified assets and liabilities of the newly acquired companies are measured at fair value at the time of acquisition. Provision is made for restructuring expenses in the acquiree decided and announced in connection with the purchase. Account is taken of the tax effect of the revaluations made.

Positive balances (goodwill) between the cost and fair value of identified assets and liabilities acquired, including restructuring provisions, are recognised under intangible assets and amortised systematically through the income statement based on an individual assessment of the economic life of the asset, however with a maximum period of 20 years. Negative balances (negative goodwill) reflecting an anticipated unfavourable trend in the companies concerned are recognised in the balance sheet under deferred income and subsequently in the income statement in line with the realisation of the unfavourable trend. Of negative goodwill not relating to any anticipated unfavourable trend, an amount equal to the fair value of non-monetary assets is recognised in the balance sheet and subsequently in the income statement over the average lives of the non-monetary assets.

Goodwill or negative goodwill arising from acquired companies is adjusted until the end of the year following acquisition if additional information about the fair value of assets and liabilities acquired is obtained after the date of acquisition. However, there will be no adjustment of goodwill to an amount exceeding the expectations of future income from the acquiree.

Goodwill and adjustments to fair value in connection with the acquisition of independent foreign entities (subsidiaries or associates) are accounted for as assets and liabilities in the acquiree and translated at the exchange rates at the balance sheet date.

Gains or losses on the disposal or discontinuance of subsidiaries and associates are calculated as the difference between the selling price or the discontinuance amount and the carrying value of net assets at the time of sale as well as anticipated expenses relating to sale or discontinuance.

Minority interests

The subsidiaries' items are included fully in the consolidated financial statements. Minority interests' proportionate share of the subsidiaries' results and equity is adjusted on an annual basis and shown as separate items in the income statement and the balance sheet.

Translation of foreign currencies

On initial recognition, transactions denominated in foreign currencies are translated at standard rates which approximate the actual exchange rates at the transaction date. Exchange differences arising between the rate at the transaction date and the rate at the date of payment are recognised in the income statement as financial items.

Balances, debt and other monetary items denominated in foreign currencies are translated at the exchange rates at the balance sheet date. The difference between the exchange rates at the balance sheet date and the rates at the time the receivable or payable is created or recognised in the latest annual report is recognised in the income statement under financial items.

Non-monetary assets acquired in foreign currencies, including goodwill, are translated at the exchange rates at the time of acquisition.

All foreign subsidiaries are regarded as an integral part of the parent's activities, and the transactions in the subsidiaries are therefore accounted for as if they had been executed in the parent. On recognition of foreign subsidiaries and associates, monetary items are translated at the exchange rates at the balance sheet date. Non-monetary items are translated at the exchange rates at the time of acquisition or at the time of any subsequent revaluation of the asset. Income statement items are translated at average exchange rates for the year which approximate the actual exchange rates at the transaction date. However, items derived from non-monetary items are translated at the historical exchange rates that apply to the non-monetary item. Financial statements of foreign subsidiaries with no significant non-monetary items are translated according to an adapted temporal method.

Exchange differences arising from the translation of both the balance sheets and the income statements of the foreign entities are recognised in the Group's income statement as financial items.

Derivative financial instruments

Forward contracts and other derivative financial instruments are initially recognised in the balance sheet at cost while subsequent valuations are measured at fair value. Positive and negative fair values are included in other receivables and other payables respectively.

Changes in the fair value of derivative financial instruments classified as hedging instruments and meeting the criteria for hedging future cash flows are recognised directly in equity (hedge accounting). Income and expenses related to such hedging transactions are transferred from equity on realisation of the hedged item and included in the same item as the hedged item.

Changes in the fair value of derivative financial instruments classified as hedging instruments and meeting the criteria for hedging the fair value of a recognised asset or liability are recognised in the income statement together with changes in the value of the hedged asset or liability (hedge accounting).

For derivative financial instruments which do not meet the criteria for accounting treatment as hedging instruments, changes in fair value are recognised in the income statement as they arise.

Changes in the fair value of derivative financial instruments used to hedge net investments in independent foreign subsidiaries or associates are recognised directly in equity.

Segment information
The Group's activities are exclusively in the business segment of "Drugs for Treatment of Illnesses in the Field of CNS". Revenue, segment assets and additions to tangible and intangible segment assets are disclosed within the secondary geographical segments. Segment information is provided in accordance with the Group's accounting policies, risk and internal financial management policies.

Segment assets are those operating assets that are employed by a segment in its operating activity and that are either directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In accordance with the exemption order under the Danish Financial Statements Act, no segment information is given for the parent, nor is information disclosed about the sum of fixed assets and liabilities respectively or the profit from ordinary activities before financial income and expenses for secondary (geographical) segments.

Income statement

Revenue
Revenue comprises invoiced sales for the year less returned goods and sales taxes consisting mainly of value added taxes and foreign drug taxes.

Sales subject to a price adjustment clause are included in revenue at the time of delivery at the guaranteed minimum price. The balance of the invoiced price is recognised in the balance sheet as a prepayment and is subsequently included in revenue when the price has been finally determined. The price is finally determined as the product is resold by the customer.

Moreover, revenue includes licence income and royalties from outlicensed products as well as non-refundable downpayments and payments relating to research cooperation from business partners.

Cost of sales
Cost of sales comprises the cost of goods sold. Cost includes the cost of raw materials, consumables and goods for resale, direct labour and indirect costs of production, including the cost of operating and depreciating manufacturing facilities. Cost of sales moreover includes expenses in connection with quality certification of sold products and any writedown to net realisable value of unsaleable and slow moving items.

Distribution costs
Distribution costs comprise expenses incurred in connection with the distribution of the Group's products sold during the year and in connection with sales campaigns etc launched during the year under review, including direct distribution and marketing costs, salaries etc for the sales and marketing functions, as well as depreciation and other indirect costs.

Administrative expenses
Administrative expenses comprise expenses incurred during the year for the management and administration of the Group, including expenses in connection with the administrative functions, management, office premises and office expenses, as well as depreciation and other indirect costs.

Research and development costs
Research and development costs comprise expenses incurred during the year in connection with the Group's research and development functions, including wages and salaries, depreciation and other indirect costs as well as costs relating to research and development cooperation on in-licensed products.

Research costs are always recognised in the income statement as they are incurred.

Development costs are capitalised if the criteria for capitalising these costs in the balance sheet are deemed to have been met and it is found to be probable that future earnings will cover the development costs. In the opinion of the Group, development costs should not normally be capitalised until the development of the product has been completed and all the necessary public registration and marketing approvals have been obtained. Otherwise, development costs will be recognised in the income statement as they are incurred.

Government loans and grants
Forgivable Government development loans are recognised as income in the income statement as the research and development costs relating to the project are incurred provided that these costs are recognised in the income statement.

In the event of repayment, the repayments including interest are recognised as an expense in the income statement as the related income is recognised as income.

If the related development costs are recognised in the balance sheet, the development loan will be recognised in the balance sheet and subsequently recognised as income as the development costs are written off.

Other operating income and expenses
Other operating income and expenses comprise items of a secondary nature in relation to the Group's activities, including gains and losses on sales of rights or other intangible assets.

Results of investments in subsidiaries and associates
The proportionate share of the pre-tax results of the individual subsidiaries is recognised in the parent's income statement after full elimination of intercompany gains and losses and after deduction or addition of any amortisation of group goodwill and negative group goodwill. The share of the subsidiaries' taxes and extraordinary items is recognised under tax on profit from ordinary activities and extraordinary profit after tax respectively.

The proportionate share of the pre-tax results of associates is recognised in both the parent's and the Group's income statement after elimination of the proportionate share of any intercompany gains and losses and after deduction or addition of any amortisation of group goodwill and negative group goodwill. The share of the associates' taxes and extraordinary items is recognised under tax on profit from ordinary activities and extraordinary profit after tax respectively.

Financial items
Financial items include interest income and expenses, which are recognised in the income statement at the amounts relating to the financial year. Value adjustments of investments and realised and unrealised gains and losses on investments, items denominated in foreign currencies as well as forward contracts and other derivative financial instruments not used for hedging purposes according to the hedge accounting principle are also included in financial items.

Costs in connection with the raising of loans are recognised in the income statement at the time of the raising of the loan.

Extraordinary items
Extraordinary items include significant income or expenses that arise from events or transactions that are clearly distinct from the ordinary activities of the Group, are outside the company's control and therefore are not expected to recur frequently or regularly.

Tax
The parent is jointly taxed with the Danish and some of the foreign subsidiaries. The current Danish income tax on the joint taxation income is recognised in the parent's income statement in accordance with the modified parent company method. The jointly taxed Danish companies are included in the Danish provisional tax scheme.

Tax for the year, which consists of the year's current tax and the change in deferred tax, is recognised in the income statement to the extent of the proportion that is attributable to the net profit or loss for the year and directly in equity to the extent of the proportion that is attributable to equity items. The proportion of tax recognised in the income statement that is attributable to the extraordinary profit or loss for the year is allocated to this item while the balance is allocated to the profit or loss for the year from ordinary activities.

Balance sheet

Intangible assets
Goodwill
Goodwill is amortised on a straight-line basis over its expected useful life, which is determined on the basis of management's experience within the individual business areas. The amortisation period can be up to 20 years for strategically acquired companies with a strong market position and a long-term earnings profile where the long amortisation period is believed to reflect the Group's benefit from the resources concerned.

Development projects
Clearly defined and identifiable development projects are recognised as intangible assets where the technical feasibility of the project, the availability of adequate resources and a potential future market or development opportunity in the company can be demonstrated and

where the intention is to manufacture, market or use the project if the cost can be measured reliably and it is probable that the future earnings can cover production and selling expenses, administrative expenses as well as the development costs. Other development costs are recognised in the income statement as the costs are incurred.

After completion of the development work development costs are amortised on a straight-line basis over the expected useful life, however with a maximum period of 20 years. For development projects protected by intellectual property rights, the maximum amortisation period is the remaining term of the rights concerned, however with a maximum period of 20 years.

Other intangible assets
Acquired intellectual property rights in the form of product rights, patents, licences and software are measured at cost less accumulated amortisation. The cost of software comprises the cost of planning, including direct labour and a share of indirect costs. Product rights are amortised on a straight-line basis over the economic lives of the underlying products. Patents are amortised over the remaining patent period, and licences are amortised over the period of agreement, however with a maximum period of 20 years.

Gains and losses on the disposal of development projects, patents and licences are measured as the difference between the selling price less selling expenses and the carrying amount at the time of sale.

Property, plant and equipment
Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes the costs of purchase and expenses directly attributable to the acquisition until the asset is ready for use. In the case of assets manufactured by the company, cost includes direct and indirect costs of materials, components, subsuppliers and labour.

Interest relating to property, plant and equipment during the period of building and erection is not capitalised.

Property, plant and equipment are depreciated on a straight-line basis over the expected useful lives of the assets, which are expected to be as follows:

Buildings: .... 30 years
Installations: .... 10 years
Plant and machinery: ...... 3-10 years
Other fixtures and fittings,
tools and equipment: ......3-10 years
Leasehold improvements: max. 10 years

Acquisitions at a cost not exceeding DKK 50,000 per unit are recognised in the income statement in the year of acquisition.

Depreciation is recognised in the income statement under cost of sales, distribution costs, administrative expenses and research and development costs respectively.

The costs of maintaining property, plant and equipment are recognised in the income statement as they are incurred, either directly in the income statement or as part of indirect costs of production. Costs incurred that significantly increase the recoverable amount of the asset concerned are added to the asset's cost as an improvement and are depreciated over the expected useful life of the improvement.

Gains or losses on the disposal or retirement of items of property, plant and equipment are calculated as the difference between the carrying amount and the selling price reduced by dismantling and selling expenses. Gains and losses are recognised in the income statement under the same items as the associated depreciation.

Impairment losses
The carrying amount of both intangible assets and property, plant and equipment is analysed in connection with the preparation of the financial statements if there is an indication that the carrying amount of the asset may exceed the expectations of future income from the asset. If this analysis concludes that the future expected net income from the asset will be lower than the carrying amount, the carrying amount will be reduced to the higher of net realisable value and value in use. Impairment losses are recognised in the income statement under the same items as the associated depreciation or amortisation.

Goodwill is amortised through the income statement in those cases where the carrying amount exceeds the future net income expected from the business to which the goodwill relates.

Investments in subsidiaries and associates
Investments in subsidiaries and associates are measured according to the equity method. This means that the investments are measured in the balance sheet at the proportionate share of

the companies' equity value, calculated in accordance with the parent's accounting policies, after addition or deduction of unamortised positive and negative group goodwill respectively and after deduction or addition of unrealised intercompany gains and losses.

Subsidiaries and associates with a negative equity value according to the financial statements are measured at DKK 0, and any receivables from these subsidiaries are written down by the parent's share of the negative equity value to the extent the receivable is found to be uncollectible. If the negative equity value exceeds the receivable, the balance of the amount will be recognised under provisions to the extent the parent has a legal or constructive obligation to cover the company's negative balance.

The net revaluation of investments in subsidiaries and associates is taken to the reserve for net revaluation by the equity method under equity to the extent the carrying amount exceeds cost.

The purchase method of accounting is used in connection with purchases of subsidiaries, see the description above under consolidated financial statements.

Other investments
Other equity investments are measured at market price or estimated fair value at the balance sheet date. Both realised and unrealised gains and losses are recognised in the income statement under financial items.

Other receivables with a fixed maturity are measured at amortised cost less impairment losses as a result of significant diminution in value. Other receivables without a fixed maturity are recognised at cost.

Inventories
Raw materials, packaging and goods for resale are measured at the latest known cost at the balance sheet date, which approximates cost computed according to the FIFO method. The cost of raw materials, packaging and goods for resale includes the costs of purchase plus costs incurred in bringing the inventories to their present location and condition.

Work in progress and finished goods manufactured by the company are measured at cost, i.e. the cost of raw materials, consumables, direct labour and indirect costs of production. Indirect costs of production include materials and labour as well as maintenance of and depreciation on the machines, factory buildings and equipment used in the manufacturing process as well as the cost of factory management and administration.

Writedown to net realisable value is made if it is lower than cost. The net realisable value of inventories is calculated as the selling price less costs of conversion and costs incurred to execute the sale and it is determined having regard to marketability, obsolescence and expected selling price movements.

Receivables
Short-duration receivables arising in the Group's normal course of business are measured at nominal value less impairment losses to counter the risk of loss calculated on the basis of an individual evaluation.

Other securities
Other investments recognised under current assets are measured at the market price at the balance sheet date. Both realised and unrealised gains and losses are recognised in the income statement under financial items.

Equity
Dividend
Proposed dividend is recognised as a liability at the time of adoption of the dividend resolution at the annual general meeting (the time of declaration). Dividend expected to be paid for the year is shown as a separate item under equity.

Treasury shares
Cost and selling prices of treasury shares as well as dividends are recognised directly in retained earnings under equity. Gains and losses on sales are therefore not recognised in the income statement.

Other equity instruments
Cost and selling prices of other equity instruments, including option premiums in connection with option contracts for the purchase of treasury shares, are recognised directly in retained earnings under equity.

Liabilities relating to share options and other employee plans
Liabilities relating to share option plans and other share price based plans are not recognised in the balance sheet. Payments under these plans are recognised in equity.

Pension liabilities
The Group has entered into pension agreements and similar agreements with most of the Group's employees.

Accounting policies

Periodical payments to defined contribution plans are recognised in the income statement at the due date and any contributions payable are recognised in the balance sheet under other payables.

The present value of the Group's liabilities relating to future pension payments according to defined benefit plans is measured on an actuarial basis at intervals of not more than three years on the basis of the pensionable period of employment up to the time of the actuarial valuation. Actuarial gains and losses are recognised in the income statement as they are calculated.

Provision is made in the balance sheet for the present value of plans which are not funded.

The present value of the liability according to defined benefit plans which are funded by independent pension funds is measured less the fair value of the plan assets, and any net obligation is recognised under provisions in the balance sheet. Any net asset is recognised in the balance sheet as a financial asset.

The year's changes in the provisions relating to defined benefit plans are recognised in the income statement.

Income tax and deferred tax
Current tax liabilities and current tax receivables are recognised in the balance sheet, computed as tax calculated on the taxable income for the year, adjusted for provisional taxes paid.

Deferred tax is recognised and measured according to the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities and their tax base.

However, no deferred tax is recognised on temporary differences relating to investments in subsidiaries, goodwill for which amortisation is not deductible for tax purposes, or other items where temporary differences, other than acquisitions of companies, have arisen at the time of acquisition without affecting results or the taxable income. In those cases where the computation of the tax value can be made under alternative taxation rules, e.g. in relation to treasury shares and equity investments, deferred tax is measured on the basis of the planned use of the asset and settlement of the liability respectively.

Deferred tax assets, including the tax value of losses expected to be available for set-off against future taxable income, are recognised at the values at which they are expected to be used, either through set-off against tax on future earnings or through set-off against deferred tax liabilities within the same legal tax entity and jurisdiction.

Adjustment is made of deferred tax relating to eliminations of unrealised intercompany gains and losses. Deferred tax is measured on the basis of the tax rules and tax rates that under the legislation in force at the balance sheet date will be applicable in the respective countries when the deferred tax liability is expected to arise as current tax. Changes in deferred tax as a result of changed tax rates are recognised in the income statement.

Further, deferred tax is recognised on reversal of tax benefit arising from losses in jointly taxed foreign subsidiaries to the extent tax liability is expected to arise on the disposal of the assets or because of withdrawal from the Danish joint taxation scheme.

Tax on equity items relating to deferred income and expenses in connection with financial instruments, treasury shares and options to purchase treasury shares as well as payments concerning share option plans and other share price based plans is recognised in equity.

Deferred tax on investments in subsidiaries is not disclosed because the intention is to hold the shares for more than three years so that no tax liability is expected to arise on any disposal.

Other provisions
Provisions are recognised when the Group has a legal or constructive obligation that arises from past events and it is probable that an outflow of financial resources will be required to settle the obligation.

Return obligations imposed on the industry are recognised in the balance sheet under other provisions if they are found to have a material effect on the financial statements.

On acquisitions of companies provisions for restructurings in the acquiree are included in the calculation of cost and thus in goodwill or group goodwill to the extent they have been decided and announced on or before the date of acquisition.

Liabilities other than provisions
Mortgage debt and debt to credit institutions are recognised at the time of the raising of the loan at proceeds received less transaction costs paid. In subsequent periods the financial liabilities are measured at amortised cost,

equivalent to the capitalised value when the effective rate of interest is used, so that the difference between the proceeds and the nominal value is recognised in the income statement over the loan period.

However, debt included in the short-term financial liquidity is measured at fair value in subsequent periods.

Other payables, which include trade payables, payables to subsidiaries and associates, as well as other debt are measured at amortised cost.

Cash flow statement
The consolidated cash flow statement is presented according to the indirect method and shows the composition of the Group's cash flows, divided into operating, investing and financing activities respectively, and the Group's cash and cash equivalents at the beginning and the end of the year.

Cash flows from acquisitions and sales of companies are shown separately under cash flows from investing activities. The cash flow statement includes cash flows from acquired companies from the date of acquisition and cash flows from sold companies until the time of sale.

Cash flows from operating activities are calculated as the Group's results before financial items, adjusted for non-cash operating items, working capital changes, financial items and extraordinary items paid and income taxes paid.

Cash flows from investing activities include payments in connection with purchases and sales of fixed assets, including investments in companies.

Cash flows from financing activities include payments to and from shareholders and related expenses as well as the raising of and repayments on mortgage debt and other non-current liabilities.

Cash and cash equivalents include cash less short-term bank debt falling due on demand as well as securities shown as current assets in the balance sheet. The securities are mainly Danish listed bonds. Despite the fact that they involve a risk of price changes, these bonds are included in cash and cash equivalents because they actually function as cash due to the special liquid nature of the Danish stock market.

Cash flows denominated in foreign currencies, including cash flows in foreign subsidiaries, are translated at the average exchange rates during the year because they approximate the actual rates at the date of payment. Cash and cash equivalents at year-end are translated at the rates at the balance sheet date, and the effect of exchange rate changes on cash and cash equivalents is shown as a separate item in the cash flow statement.

Ratios
Financial ratios are calculated according to The Danish Society of Investment Professionals' "Recommendations & Ratios 1997" (4th rev. edition).

For definitions of financial highlights and ratios see "Summary for the Group 1993-2002", pages 58-59.

Income statement for the year ended 31 December 2002

PARENT				GROUP	
2001 DKKm	2002 DKKm		Notes	2002 DKKm	2001 DKKm
5,391.7	6,894.3	Revenue	1,22	9,488.0	7,655.5
1,129.6	1,658.1	Cost of sales	2,3	1,818.3	1,369.6
4,262.1	**5,236.2**	**Gross profit**		**7,669.7**	**6,285.9**
625.1	972.9	Distribution costs	2,3	2,448.7	1,911.6
495.2	663.5	Administrative expenses	2-4	1,317.9	995.3
3,141.8	**3,599.8**	**Profit before research and development costs**		**3,903.1**	**3,379.0**
1,526.7	1,572.3	Research and development costs	2,3	1,573.3	1,540.6
1,615.1	**2,027.5**	**Profit before other operating items**		**2,329.8**	**1,838.4**
8.4	65.5	Other operating income		78.8	22.0
18.5	18.4	Other operating expenses		47.4	34.5
1,605.0	**2,074.6**	**Profit from operations**		**2,361.2**	**1,825.9**
194.9	324.7	Income from investments in subsidiaries before tax	6,8	-	-
-	(0.8)	Income from investments in associates before tax	6,9	(0.8)	-
93.0	(324.1)	Financial items, net	5	(285.9)	78.9
1,892.9	**2,074.4**	**Profit before tax**		**2,074.5**	**1,904.8**
581.5	805.1	Tax on profit for the year	6	805.1	581.5
1,311.4	**1,269.3**	**Profit before minority interests**		**1,269.4**	**1,323.3**
-	-	Minority interests	13	(0.1)	(11.9)
1,311.4	**1,269.3**	**Net profit for the year**		**1,269.3**	**1,311.4**
		which is proposed to be distributed as follows:			
112.0	31.2	Transfer to "Reserve for net revaluation by the equity method"		-	-
265.7	266.5	Proposed dividend for the year		266.5	265.7
933.7	971.6	Transfer to distributable reserves		1,002.8	1,045.7
1,311.4	**1,269.3**			**1,269.3**	**1,311.4**
		Earnings per share (EPS) (DKK)		5.44	5.62
		Proposed dividend per share (DKK)		1.14	1.14

Balance sheet at 31 December 2002
Assets

PARENT				GROUP	
2001 DKKm	2002 DKKm		Notes	2002 DKKm	2001 DKKm
11.8	7.9	Goodwill		711.4	747.7
75.7	175.6	Product rights		215.0	126.3
-	-	Other rights		69.2	99.5
-	173.4	IT projects in progress		173.4	-
87.5	**356.9**	**Intangible assets**	7	**1,169.0**	**973.5**
933.6	1,271.3	Land and buildings		1,460.6	979.4
268.5	290.0	Plant and machinery		851.7	373.4
294.0	314.6	Other fixtures and fittings, tools and equipment		424.1	379.0
407.3	370.5	Prepayments, plant and equipment in progress		387.8	952.1
1,903.4	**2,246.4**	**Property, plant and equipment**	7	**3,124.2**	**2,683.9**
1,538.6	1,585.3	Investments in subsidiaries	8	-	-
-	114.2	Investments in associates	9	114.2	-
741.6	1,110.3	Receivables from subsidiaries	10	-	-
872.5	525.4	Other investments	10	527.2	875.0
7.7	25.8	Other receivables	10	36.3	13.7
27.8	-	Value of deferred tax assets	15	79.8	89.0
3,188.2	**3,361.0**	**Investments**		**757.5**	**977.7**
5,179.1	**5,964.3**	**Total fixed assets**		**5,050.7**	**4,635.1**
264.3	378.2	Raw materials and consumables		414.1	291.5
168.5	309.1	Work in progress		321.4	177.6
132.0	159.3	Manufactured goods and goods for resale		316.8	214.2
564.8	**846.6**	**Inventories**	11	**1,052.3**	**683.3**
246.5	589.2	Trade receivables		1,548.4	1,268.4
328.2	229.0	Receivables from subsidiaries		-	-
113.7	-	Income taxes receivable		52.2	128.3
73.0	473.3	Other receivables		594.4	159.9
26.7	59.8	Prepayments		109.9	59.5
788.1	**1,351.3**	**Receivables**		**2,304.9**	**1,616.1**
343.3	**473.2**	**Securities**	26	**473.2**	**343.3**
443.3	**17.9**	**Cash**	26	**388.2**	**688.1**
2,139.5	**2,689.0**	**Total current assets**		**4,218.6**	**3,330.8**
7,318.6	**8,653.3**	**Total assets**		**9,269.3**	**7,965.9**

Balance sheet at 31 December 2002
Liabilities

PARENT				GROUP	
2001 DKKm	2002 DKKm		Notes	2002 DKKm	2001 DKKm
1,165.5	1,168.7	Share capital	12	1,168.7	1,165.5
-	48.7	Share premium		48.7	-
328.6	359.8	Reserve for net revaluation by the equity method		-	-
2,981.8	3,977.3	Retained earnings less proposed dividend		4,337.1	3,310.4
265.7	266.5	Proposed dividend for the financial year		266.5	265.7
4,741.6	**5,821.0**	**Equity**		**5,821.0**	**4,741.6**
-	-	**Minority interests**	13	**0.4**	**5.5**
-	-	Provision for pensions and similar liabilities	14	103.5	82.9
-	94.4	Provision for deferred tax	15	165.9	58.2
-	**94.4**	**Provisions**		**269.4**	**141.1**
20.9	19.6	Mortgage debt		42.7	51.0
233.4	268.5	Payables to subsidiaries		-	-
254.3	**288.1**	**Long-term liabilities other than provisions**	16	**42.7**	**51.0**
59.3	87.6	Bank debt		187.0	94.4
2.1	2.1	Mortgage debt		9.7	10.7
819.9	685.0	Trade payables		934.3	1,053.0
228.7	338.6	Payables to subsidiaries		-	-
-	14.4	Income taxes		110.5	46.2
71.8	107.6	VAT, taxes and holiday pay commitments		260.3	261.4
66.4	137.8	Other payables		557.3	486.5
1,041.1	1,050.2	Prepayments from Forest		1,050.2	1,041.1
33.4	26.5	Deferred income		26.5	33.4
2,322.7	**2,449.8**	**Short-term liabilities other than provisions**		**3,135.8**	**3,026.7**
2,577.0	**2,737.9**	**Total liabilities other than provisions**		**3,178.5**	**3,077.7**
7,318.6	**8,653.3**	**Total liabilities and equity**		**9,269.3**	**7,965.9**
		Treasury shares	17		
		Contractual obligations	18		
		Contingent liabilities	19		
		Financial instruments	20		
		Related parties	21		
		Segment information	22		

Equity at 31 December 2002
Group

2001	Share capital DKKm	Share premium DKKm	Reserve for treasury shares DKKm	Retained earnings DKKm	Total DKKm
Equity at 1.1.2001	1,165.5	448.2	459.9	1,683.7	3,757.3
Adjustment due to changed accounting policy in 2001	-	-	(459.9)	393.8	(66.1)
Adjusted equity at 1.1.2001	**1,165.5**	**448.2**	**-**	**2,077.5**	**3,691.2**
Distribution of dividend 27.3.2001, gross	-	-	-	(199.3)	(199.3)
Distribution of dividend 27.3.2001, treasury shares	-	-	-	2.1	2.1
Closing of share premium account	-	(448.2)	-	448.2	-
Additions, deferred gains/losses on hedging contracts	-	-	-	(6.5)	(6.5)
Disposals, realised gains/losses on secured transactions transferred to the income statement and the balance sheet	-	-	-	(34.7)	(34.7)
Payments under option and share based plans	-	-	-	(56.2)	(56.2)
Proceeds from sales of treasury shares	-	-	-	6.2	6.2
Tax on equity items	-	-	-	27.4	27.4
Net profit for the year less proposed dividend	-	-	-	1,048.4	1,048.4
Proposed dividend for the financial year, gross	-	-	-	265.7	265.7
Proposed dividend for the financial year, treasury shares	-	-	-	(2.7)	(2.7)
Equity at 31.12.2001	**1,165.5**	**-**	**-**	**3,576.1**	**4,741.6**

2002	Share capital DKKm	Share premium DKKm	Reserve for treasury shares DKKm	Retained earnings DKKm	Total DKKm
Equity at 1.1.2002	**1,165.5**	**-**	**-**	**3,576.1**	**4,741.6**
Distribution of dividend 9.4.2002, gross	-	-	-	(265.7)	(265.7)
Distribution of dividend 9.4.2002, treasury shares	-	-	-	2.5	2.5
Employee share issue	3.2	48.7	-	-	51.9
Additions, deferred gains/losses on hedging contracts	-	-	-	340.8	340.8
Disposals, realised gains/losses on secured transactions transferred to the income statement and the balance sheet	-	-	-	(154.5)	(154.5)
Exchange differences, associates	-	-	-	5.2	5.2
Option premium on purchase of treasury shares	-	-	-	(105.0)	(105.0)
Payments under option and share based plans	-	-	-	(17.8)	(17.8)
Purchases/sales of treasury shares	-	-	-	(24.9)	(24.9)
Tax on equity items	-	-	-	(22.4)	(22.4)
Net profit for the year less proposed dividend	-	-	-	1,005.5	1,005.5
Proposed dividend for the financial year, gross	-	-	-	266.5	266.5
Proposed dividend for the financial year, treasury shares	-	-	-	(2.7)	(2.7)
Equity at 31.12.2002	**1,168.7**	**48.7**	**-**	**4,603.6**	**5,821.0**

Equity at 31 December 2002
Parent

2001	Share capital DKKm	Share premium DKKm	Reserve for net revaluation by the equity method DKKm	Reserve for treasury shares DKKm	Retained earnings DKKm	Total DKKm
Equity at 1.1.2001	1,165.5	448.2	216.7	459.9	1,467.0	3,757.3
Adjustment due to changed accounting policy in 2001	-	-	-	(459.9)	393.8	(66.1)
Adjusted equity at 1.1.2001	**1,165.5**	**448.2**	**216.7**	-	**1,860.8**	**3,691.2**
Distribution of dividend 27.3.2001, gross	-	-	-	-	(199.3)	(199.3)
Distribution of dividend 27.3.2001, treasury shares	-	-	-	-	2.1	2.1
Closing of share premium account	-	(448.2)	-	-	448.2	-
Additions, deferred gains/losses on hedging contracts	-	-	-	-	(4.7)	(4.7)
Disposals, realised gains/losses on secured transactions transferred to the income statement and the balance sheet	-	-	-	-	(36.5)	(36.5)
Equity items in subsidiaries	-	-	-	-	0.4	0.4
Payments under option and share based plans	-	-	-	-	(56.2)	(56.2)
Proceeds from sales of treasury shares	-	-	-	-	6.2	6.2
Tax on equity items	-	-	-	-	27.0	27.0
Net profit for the year less proposed dividend	-	-	111.9	-	936.5	1,048.4
Proposed dividend for the financial year, gross	-	-	-	-	265.7	265.7
Proposed dividend for the financial year, treasury shares	-	-	-	-	(2.7)	(2.7)
Equity at 31.12.2001	**1,165.5**	-	**328.6**	-	**3,247.5**	**4,741.6**

2002	Share capital DKKm	Share premium DKKm	Reserve for net revaluation by the equity method DKKm	Reserve for treasury shares DKKm	Retained earnings DKKm	Total DKKm
Equity at 1.1.2002	**1,165.5**	-	**328.6**	-	**3,247.5**	**4,741.6**
Distribution of dividend 9.4.2002, gross	-	-	-	-	(265.7)	(265.7)
Distribution of dividend 9.4.2002, treasury shares	-	-	-	-	2.5	2.5
Employee share issue	3.2	48.7	-	-	-	51.9
Additions, deferred gains/losses on hedging contracts	-	-	-	-	340.8	340.8
Disposals, realised gains/losses on secured transactions transferred to the income statement and the balance sheet	-	-	-	-	(152.9)	(152.9)
Exchange differences, associates	-	-	-	-	5.2	5.2
Equity items in subsidiaries	-	-	-	-	(4.7)	(4.7)
Option premium on purchase of treasury shares	-	-	-	-	(105.0)	(105.0)
Payments under option and share based plans	-	-	-	-	(11.9)	(11.9)
Purchases/sales of treasury shares	-	-	-	-	(24.9)	(24.9)
Tax on equity items	-	-	-	-	(25.2)	(25.2)
Net profit for the year less proposed dividend	-	-	31.2	-	974.3	1,005.5
Proposed dividend for the financial year, gross	-	-	-	-	266.5	266.5
Proposed dividend for the financial year, treasury shares	-	-	-	-	(2.7)	(2.7)
Equity at 31.12.2002	**1,168.7**	**48.7**	**359.8**	-	**4,243.8**	**5,821.0**

Cash flow statement
for the year ended 31 December 2002

	Notes	GROUP 2002 DKKm	GROUP 2001 DKKm
Profit from operations		2,361.2	1,825.9
Adjustments	23	408.5	251.4
Working capital changes	24	(930.7)	284.1
Cash flows from operations before financial items		**1,839.0**	**2,361.4**
Financial receipts		72.8	102.8
Financial payments		(64.9)	(80.3)
Cash flows from ordinary activities		**1,846.9**	**2,383.9**
Income tax paid for the year		(631.6)	(611.1)
Income tax paid for previous years		60.0	(68.8)
Cash flows from operating activities		**1,275.3**	**1,704.0**
Acquisitions of companies	25	(12.0)	(886.8)
Investments, property, plant and equipment, intangible assets		(1,047.3)	(1,026.6)
Selling prices of assets sold		11.6	8.6
Investments		(138.8)	(140.4)
Cash flows from investing activities		**(1,186.5)**	**(2,045.2)**
Cash flows from operating and investing activities		**88.8**	**(341.2)**
Loan proceeds		175.8	89.3
Repayments of borrowings		(86.9)	(8.5)
Sales (purchases) of treasury shares		(24.9)	6.2
Option premium on purchase of treasury shares		(105.0)	-
Shares of profit distributed to minority interests		-	(8.6)
Employee share issue		51.9	-
Dividend paid in the financial year		(263.2)	(197.2)
Cash flows from financing activities		**(252.3)**	**(118.8)**
Increase/(decrease) in cash and cash equivalents		**(163.5)**	**(460.0)**
Cash and cash equivalents at 1.1.		1,031.4	1,502.9
Unrealised exchange differences for the year		(6.5)	(11.5)
Increase/(decrease) for the year		(163.5)	(460.0)
Cash and cash equivalents at 31.12.	26	**861.4**	**1,031.4**
Interest-bearing net cash is composed as follows:			
Cash and securities		861.4	1,031.4
Interest-bearing debt		(239.4)	(156.1)
Interest-bearing net cash at 31.12.		**622.0**	**875.3**

Management statement

Statement by the Supervisory Board and the Executive Board on the annual report

The Supervisory Board and the Executive Board have today considered and adopted the annual report of H. Lundbeck A/S for 2002.

The annual report has been presented in accordance with International Financial Reporting Standards, the Danish Financial Statements Act, Danish accounting standards as well as the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies. The management's report gives a true and fair description of the Group's and the company's activities, state of affairs and expectations. In our opinion, the accounting policies elected are appropriate to the Group's and the company's circumstances so that the annual report gives a true and fair view of the assets and liabilities, financial position and profits of the Group and the parent.

We recommend that the Annual General Meeting adopts the annual report.

Copenhagen, 10 March 2003

The Executive Board

Erik Sprunk-Jansen
President

Claus Bræstrup
Executive Vice President

Hans Henrik Munch-Jensen
CFO, Senior Vice President

The Supervisory Board

Arne V, Jensen
Chairman

Ole Steen Andersen
Vice-Chairman

Lars Bruhn

Peter Kürstein

Flemming Lindeløv

Sven Dyrløv Madsen

Birgit Bundgaard Rosenmeier
Elected by employees

Jan Gottliebsen
Elected by employees

Torben Skarsfeldt
Elected by employees

Auditors' report

To the shareholders of H. Lundbeck A/S

We have audited the annual report of H. Lundbeck A/S for the financial year 2002.
The annual report is the responsibility of the Company's Management. Our responsibility is to express an opinion on the annual report based on our audit.

Basis of opinion

We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies used and significant estimates made by the Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the annual report gives a true and fair view of the Group's and the Parent Company's financial position at 31 December 2002 and of the results of their operations as well as the consolidated cash flows for the financial year 2002 in accordance with the Danish Financial Statements Act, Danish Accounting Standards and International Financial Reporting Standards.

Copenhagen, 10 March 2003

Deloitte & Touche
Statsautoriseret Revisionsaktieselskab

Stig Enevoldsen
State Authorised
Public Accountant

Carsten Vaarby
State Authorised
Public Accountant

Grant Thornton
Statsautoriseret Revisionsaktieselskab

Jørgen Frank Jakobsen
State Authorised
Public Accountant

Ole Fabricius
State Authorised
Public Accountant

Notes

1. Revenue

PARENT			GROUP	
2001 DKKm	2002 DKKm		2002 DKKm	2001 DKKm
335.3	284.3	Denmark	153.6	192.0
2,709.6	2,976.7	Rest of Europe	4,890.2	4,522.0
1,968.3	3,172.3	USA*	3,172.3	1,968.3
378.5	461.0	Rest of the world	1,271.9	973.2
5,391.7	**6,894.3**	**Total**	**9,488.0**	**7,655.5**
		Including:		
55.4	43.5	Payments towards shared research	43.5	55.4
492.1	801.7	Royalty	805.3	495.5

* Revenue in the USA is invoiced via Ireland.

2. Staff costs

Wages and salaries etc:

PARENT			GROUP	
2001 DKKm	2002 DKKm		2002 DKKm	2001 DKKm
659.7	805.8	Wages and salaries	1,687.4	1,315.6
56.2	72.6	Contribution to pension plans	118.7	69.0
11.7	14.9	Other social security costs	213.6	144.1
727.6	**893.3**	**Total**	**2,019.7**	**1,528.7**
		The year's staff costs are analysed as follows:		
291.3	355.0	Cost of sales	440.3	357.4
5.9	12.1	Distribution costs	663.9	473.5
149.3	194.7	Administrative expenses	500.8	359.7
281.1	331.5	Research and development costs	414.7	338.1
727.6	**893.3**	**Total**	**2,019.7**	**1,528.7**

Supervisory Board and Executive Board:

The total remuneration of the parent's Supervisory Board for the 2002 financial year amounted to DKK 2.4 million (DKK 2.4 million in 2001). The total remuneration of the Executive Board for the 2002 financial year amounted to DKK 7.5 million (DKK 6.9 million in 2001). No special severance pay has been agreed for the Executive Board.

Employees:

PARENT			GROUP	
2001	2002		2002	2001
1,721	2,015	Average number of full-time employees in the financial year	4,534	3,560
		Number of full-time employees at 31.12.2002:		
1,837	2,193	In Denmark	2,240	1,880
-	-	Abroad	2,889	2,059
1,837	**2,193**	**Total**	**5,129**	**3,939**

2. Staff costs – continued

Incentive plans:

Share option plan for the Executive Board and key employees (1999 plan)
In 1999, the company introduced a share option plan for the Executive Board and a number of key employees in Denmark and abroad, 45 in total, who received 1,881,332 share options, including 440,000 granted to the then Executive Board. The share options are earned by one-third a year over a three-year period and may be exercised successively in the period from August 2000 to September 2004. The exercise price is DKK 43.75 (the offering price at 17 June 1999) + 10% p.a.

In 2002, the company granted an additional 39,664 share options within the approved framework in connection with recruitment of key employees in Denmark and abroad. During the year the number of share options was reduced by 80,000, after which altogether 48 persons were covered by the plan at the end of the year. A total of 294,732 share options were exercised in 2002.

Share option plan for the Executive Board and key employees (2002 plan)
In 2002, the company established a share option plan for the Executive Board and a number of key employees in Denmark and abroad. 947 employees were granted a total of 2,389,339 share options, including 71,000 granted to the Executive Board. During the year the number of share options was reduced by 36,900. All the options were granted from the beginning of the plan and are exercisable in the period from 1 September 2003 to 1 September 2004. The exercise price is DKK 207 + 10% p.a.

Share options for the Executive Board and key employees:

	Executive Board Number	Executives Number	Other employees Number	Total Number	Exercise price per option DKK	Market value per option* DKK
1999 plan:						
Granted at 31.12.2001	200,000	710,332	424,036	1,334,368	66.60	146.14
Granted in 2002	-	2,664	37,000	39,664		
Options exercised in 2002	(120,000)	(69,700)	(105,032)	(294,732)		
Disposals in 2002	-	-	(80,000)	(80,000)		
Granted at 31.12.2002	**80,000**	**643,296**	**276,004**	**999,300**	**79.54**	**108.04**
2002 plan:						
Granted in 2002	71,000	266,800	2,051,539	2,389,339		
Disposals in 2002	-	-	(36,900)	(36,900)		
Granted at 31.12.2002	**71,000**	**266,800**	**2,014,639**	**2,352,439**	**223.87**	**35.34**
Total granted at 31.12.2002	**151,000**	**910,096**	**2,290,643**	**3,351,739**		

*) The estimated market value per option is based on the Black & Scholes model for valuation of options. The calculation at 31 December 2002 is based on a volatility of 48.6%, a dividend rate of 1% and a risk-free interest rate of 3.1%.

The share options carry no dividend entitlement or voting rights.

2. Staff costs – continued

Share price based plan for employees in foreign subsidiaries (1999 plan)
In 1999, the employees of foreign subsidiaries received a share price based plan, according to which employees employed by the Group's foreign subsidiaries throughout the period from 1 September 1999 to 3 January 2005 will receive a cash amount. The size of the amount depends on how much the price of the Lundbeck share at 3 January 2005 exceeds DKK 13.13 per share (equal to the special price of the Danish employee share plan). The share price based plan for employees of foreign subsidiaries cannot be converted into shares because the value of the plan will be distributed as a cash amount. The year's adjustment of the calculation basis of the share price based plan for employees of foreign subsidiaries corresponded to 51,600 shares and was due to resignations.

Share price based plan for employees in foreign subsidiaries (2002 plan)
In 2002, the employees of foreign subsidiaries received a share price based plan, according to which employees employed by the Group's foreign subsidiaries throughout the period 1 June 2002 - 2 January 2006 will receive a cash amount equal to 50% of the value of the plan. The remaining 50% of the value of the plan will be paid if the employees have been employed by the Group throughout the period 1 June 2002 - 2 January 2008. The size of the amount depends on how much the price of the Lundbeck share at 2 January 2006 and 2 January 2008 respectively exceeds DKK 81.00 per share (equal to the special price of the Danish employee share plan). The share price based plan for employees of foreign subsidiaries cannot be converted into shares because the value of the plan will be distributed as a cash amount. The year's adjustment of the calculation basis of the share price based plan for employees of foreign subsidiaries corresponded to 6,240 shares and was due to resignations.

Share price based plans for employees in foreign subsidiaries:	Executives Number	Other employees Number	Total Number
1999 plan:			
Granted at 31.12.2001	27,800	493,900	521,700
Disposals in 2002	-	(51,600)	(51,600)
Granted at 31.12.2002	**27,800**	**442,300**	**470,100**
2002 plan:			
Granted in 2002	21,000	358,240	379,240
Disposals in 2002	-	(6,240)	(6,240)
Granted at 31.12.2002	**21,000**	**352,000**	**373,000**
Total granted at 31.12.2002	**48,800**	**794,300**	**843,100**

The share option and share price based plans are secured by the company's holding of treasury shares and a share option on the purchase of treasury shares. The liability concerning the plans was reduced by DKK 58.6 million to DKK 260.3 million in 2002. The payments concerning the share option plans totalled DKK 17.8 million in 2002 and were recognised in equity. In addition, options on share purchases totalling DKK 12.8 million have been exercised.

3. Depreciation and amortisation

PARENT			GROUP	
2001 DKKm	2002 DKKm		2002 DKKm	2001 DKKm
		Depreciation and amortisation for the year are analysed as follows:		
97.4	131.8	Cost of sales	194.4	134.5
-	-	Distribution costs	14.6	12.2
43.4	39.8	Administrative expenses	130.2	116.8
51.5	65.4	Research and development costs	65.9	51.9
192.3	**237.0**	**Total**	**405.1**	**315.4**

4. Audit fees

PARENT			GROUP	
2001 DKKm	2002 DKKm		2002 DKKm	2001 DKKm
		Deloitte & Touche:		
1.0	1.2	Auditing services	4.1	3.4
4.1	4.0	Non-auditing services	6.8	6.1
5.1	**5.2**	**Total**	**10.9**	**9.5**
		Grant Thornton:		
0.4	0.4	Auditing services	0.4	0.4
0.2	0.2	Non-auditing services	0.2	0.2
0.6	**0.6**	**Total**	**0.6**	**0.6**

Audit of subsidiaries

A few small foreign subsidiaries are not audited by the parent's auditors, a foreign business partner of the auditors, or by an internationally recognised accountancy firm.

5. Financial items, net

PARENT 2001 DKKm	PARENT 2002 DKKm		GROUP 2002 DKKm	GROUP 2001 DKKm
39.2	37.7	Interest, cash and securities etc	44.8	51.1
21.5	31.7	Interest income, subsidiaries	-	-
40.2	13.4	Exchange gains	84.4	49.7
		Realised and unrealised gains:		
11.0	5.8	- Bonds	5.8	11.0
124.0	10.9	- Equity investments	10.9	124.0
28.8	134.6	- Derivative financial instruments, trading	134.6	33.7
0.6	-	- Mortgage debt	-	0.6
265.3	**234.1**	**Total financial income**	**280.5**	**270.1**
14.4	3.2	Interest, bond and mortgage debt etc	8.2	22.3
12.9	13.5	Interest expenses, subsidiaries	-	-
35.3	227.0	Exchange losses	243.7	59.2
		Realised and unrealised losses:		
10.0	0.1	- Bonds	0.1	10.0
6.1	-	- Partnership shares	-	6.1
15.7	309.5	- Equity investments	309.5	15.7
77.9	4.1	- Derivative financial instruments, trading	4.1	77.9
-	0.8	- Mortgage debt	0.8	-
172.3	**558.2**	**Total financial expenses**	**566.4**	**191.2**
93.0	**(324.1)**	**Financial items, net**	**(285.9)**	**78.9**

6. Tax on profit for the year

PARENT 2001 DKKm	PARENT 2002 DKKm		GROUP 2002 DKKm	GROUP 2001 DKKm
445.1	577.6	Current tax	724.6	538.9
15.3	(17.5)	Prior year adjustment, current tax	(8.7)	9.0
-	8.4	Prior year adjustment, deferred tax	6.5	-
(12.5)	(3.9)	Income taxes paid between jointly taxed subsidiaries and parent	-	-
112.0	151.9	Tax in subsidiaries	-	-
(5.4)	113.8	Deferred tax liabilities	104.8	5.0
-	-	Change of deferred tax as a result of changed income tax rates	0.3	1.2
554.5	**830.3**	**Total tax for the year**	**827.5**	**554.1**
		Tax for the year is composed of:		
(27.0)	25.2	Tax on equity items	22.4	(27.4)
581.5	805.1	Tax on profit for the year	805.1	581.5
555.9	**539.0**	**Taxes paid for the year**	**631.9**	**679.9**

Explanation of the Group's effective tax rate in relation to the Danish effective tax rate:

GROUP	2002 DKKm	2002 %	2001 DKKm	2001 %
Profit before tax	2,074.5		1,904.8	
Tax on pre-tax profit, 30%	**622.3**	**30.0%**	**571.5**	**30.0%**
Tax effect of:				
Differences in the tax rates of foreign subsidiaries from the Danish rate of 30%	6.2	0.3%	(11.6)	-0.6%
Non-deductible expenses/non-taxable income	62.2	3.0%	55.2	2.9%
Change of deferred tax as a result of changed income tax rates	0.3	0.0%	1.2	0.1%
Prior year tax adjustments etc	9.5	0.5%	(0.8)	0.0%
Effective tax for the year before market value adjustment of other investments	**700.5**	**33.8%**	**615.5**	**32.3%**
Non-deductible losses/non-taxable gains on shares and other equity investments	104.6	5.0%	(34.0)	-1.8%
Effective tax for the year	**805.1**	**38.8%**	**581.5**	**30.5%**

The effect is not shown separately for the parent as the parent's and the Group's tax expenses are identical.

Tax on equity items comprises the tax effect of deferred gains on hedging contracts, payments relating to option and share price based plans and the employee share issue.

7. Intangible assets and property, plant and equipment

GROUP

	Goodwill DKKm	Product rights DKKm	Other rights DKKm	IT projects in progress* DKKm	Intangible assets total DKKm
Cost at 1.1.2002	788.6	195.6	135.1	-	1,119.3
Exchange differences	-	(0.1)	(0.3)	-	(0.4)
Reclassification	-	-	-	39.1	39.1
Additions	1.3	121.6	6.4	134.3	263.6
Additions arising from acquisitions of minority interests	6.5	-	-	-	6.5
Disposals	-	-	(0.5)	-	(0.5)
Cost at 31.12.2002	**796.4**	**317.1**	**140.7**	**173.4**	**1,427.6**
Depreciation and amortisation at 1.1.2002	40.9	69.3	35.6	-	145.8
Exchange differences	(0.2)	(0.1)	-	-	(0.3)
Depreciation and amortisation	44.3	32.9	36.2	-	113.4
Depreciation and amortisation on assets sold	-	-	(0.3)	-	(0.3)
Depreciation and amortisation at 31.12.2002	**85.0**	**102.1**	**71.5**	**-**	**258.6**
Carrying amount at 31.12.2002	**711.4**	**215.0**	**69.2**	**173.4**	**1,169.0**

PARENT

	Goodwill DKKm	Product rights DKKm	Other rights DKKm	IT projects in progress* DKKm	Intangible assets total DKKm
Cost at 1.1.2002	18.4	134.8	-	-	153.2
Reclassification	-	-	-	39.1	39.1
Additions	-	120.6	-	134.3	254.9
Disposals	-	-	-	-	-
Cost at 31.12.2002	**18.4**	**255.4**	**-**	**173.4**	**447.2**
Depreciation and amortisation at 1.1.2002	6.6	59.1	-	-	65.7
Depreciation and amortisation	3.9	20.7	-	-	24.6
Depreciation and amortisation on assets sold	-	-	-	-	-
Depreciation and amortisation at 31.12.2002	**10.5**	**79.8**	**-**	**-**	**90.3**
Carrying amount at 31.12.2002	**7.9**	**175.6**	**-**	**173.4**	**356.9**

*) IT projects in progress comprises the implementation of the SAP system. The amount includes internally capitalised expenses.

7. Intangible assets and property, plant and equipment – continued

GROUP	Land and buildings DKKm	Plant and machinery DKKm	Other fixtures, fittings, tools and equipment** DKKm	Prepayments, plant and equipment in progress DKKm	Tangible assets total DKKm	Total DKKm
Cost at 1.1.2002	1,311.0	748.9	725.4	952.1	3,737.4	4,856.7
Exchange differences	6.9	30.4	(8.9)	(34.2)	(5.8)	(6.2)
Reclassification	-	-	-	(39.1)	(39.1)	-
Additions	550.1	546.6	178.0	407.3	1,682.0	1,945.6
Additions arising from acquisitions of minority interests	-	-	-	-	-	6.5
Disposals	(3.9)	(16.2)	(76.6)	(898.3)	(995.0)	(995.5)
Cost at 31.12.2002	**1,864.1**	**1,309.7**	**817.9**	**387.8**	**4,379.5**	**5,807.1**
Depreciation and amortisation at 1.1.2002	331.6	375.5	346.4	-	1,053.5	1,199.3
Exchange differences	(0.1)	(1.5)	(3.0)	-	(4.6)	(4.9)
Depreciation and amortisation	73.4	98.0	112.0	-	283.4	396.8
Depreciation and amortisation on assets sold	(1.4)	(14.0)	(61.6)	-	(77.0)	(77.3)
Depreciation and amortisation at 31.12.2002	**403.5**	**458.0**	**393.8**	**-**	**1,255.3**	**1,513.9**
Carrying amount at 31.12.2002	**1,460.6**	**851.7**	**424.1**	**387.8**	**3,124.2**	**4,293.2**

PARENT	Land and buildings DKKm	Plant and machinery DKKm	Other fixtures, fittings, tools and equipment** DKKm	Prepayments, plant and equipment in progress DKKm	Property, plant and equipment DKKm	Total DKKm
Cost at 1.1.2002	1,249.4	486.6	555.0	407.3	2,698.3	2,851.5
Reclassification	-	-	-	(39.1)	(39.1)	-
Additions	408.7	70.2	108.3	304.5	891.7	1,146.6
Disposals	(3.7)	(16.0)	(52.5)	(302.2)	(374.4)	(374.4)
Cost at 31.12.2002	**1,654.4**	**540.8**	**610.8**	**370.5**	**3,176.5**	**3,623.7**
Depreciation and amortisation at 1.1.2002	315.8	218.1	261.0	-	794.9	860.6
Depreciation and amortisation	68.7	46.6	81.6	-	196.9	221.5
Depreciation and amortisation on assets sold	(1.4)	(13.9)	(46.4)	-	(61.7)	(61.7)
Depreciation and amortisation at 31.12.2002	**383:1**	**250.8**	**296.2**	**-**	**930.1**	**1,020.4**
Carrying amount at 31.12.2002	**1,271.3**	**290.0**	**314.6**	**370.5**	**2,246.4**	**2,603.3**

**) Including leasehold improvements

The property value of real property in Denmark at 1 January 2002 or later according to the latest public land assessment aggregated DKK 648.6 million at cash value (DKK 555.0 million in 2001).
The carrying amount of mortgaged fixed assets in the parent and the Group was DKK 1,117.2 million (DKK 775.2 million in 2001).

8. Investments in subsidiaries

	Total DKKm	Cost DKKm	Accumulated revaluations DKKm	Accumulated impairment losses DKKm
Carrying amount at 1.1.2002	1,505.7	1,447.9	328.6	(270.8)
Capital contribution	1,744.4	1,744.4	-	-
Acquisitions of minority interests in consolidated companies	10.5	10.5	-	-
Dividend received from subsidiaries	(1,814.9)	(1,670.5)	(133.3)	(11.1)
Profits in subsidiaries	282.0	-	192.4	89.6
Losses in subsidiaries	(109.2)	-	(1.2)	(108.0)
Exchange differences	(36.1)	-	(10.9)	(25.2)
Adjustments	(16.4)	-	(15.8)	(0.6)
Total	**1,566.0**	**1,532.3**	**359.8**	**(326.1)**
Offset against short-term receivables from subsidiaries	2.0			
Offset against long-term receivables from subsidiaries	17.3			
Total	**1,585.3**			

The carrying amount of investments in subsidiaries includes goodwill at DKK 183.6 million. The year's amortisation on this goodwill was DKK 11.4 million.

8. Investments in subsidiaries – continued

	Ownership
Lundbeck Argentina S.A., Argentina	100%
Lundbeck Australia Pty Ltd., Australia	100%
Lundbeck S.A., Belgium	100%
Lundbeck Brasil Ltda., Brasil	100%
Lundbeck Americas Ltds, Brasil	100%
Lundbeck Canada Inc., Canada	100%
Lundbeck Chile Farmaceútica Ltda., Chile	100%
Lundbeck Export A/S, Denmark	100%
Lundbeck Middle East A/S, Denmark	100%
Lundbeck Pharma A/S, Denmark	100%
Lundbeck Group Limited, UK, including:	100%
- Lundbeck Limited, UK	100%
- Lundbeck Pharmaceuticals Limited, UK	100%
Lundbeck Eesti A/S, Estonia	100%
OY H. Lundbeck AB, Finland	100%
Lundbeck SA, France	100%
Lundbeck Hellas S.A., Greece	100%
Lundbeck B.V., Holland	100%
Lundbeck (Hong Kong) Limited, Hong Kong	100%
Lundbeck India Private Limited, India	100%
Lundbeck (Ireland) Limited, Ireland	100%
Lundbeck Israel Ltd, Israel	100%
Lundbeck Italia S.p.A, Italy	100%
Lundbeck Pharmaceuticals, Italy S.p.A., Italy, including:	100%
- Archid S.a., Luxembourg	100%
Lundbeck Japan Kabushiki Kaisha, Japan	100%
Lundbeck Korea Co., Ltd., Korea	100%
Lundbeck Pharma d.o.o. za usluge, Croatia	100%
SIA Lundbeck Latvia, Latvia	100%
UAB Lundbeck Lietuva, Lithuania	100%
Lundbeck México, SA de CV, Mexico	100%
Lundbeck New Zealand Limited, New Zealand	100%
H. Lundbeck AS, Norway, including:	100%
- CNS Pharma AS, Norway	100%
Lundbeck Pakistan (Private) Limited, Pakistan	100%
Lundbeck Poland Sp.z.o.o., Poland	100%
Lundbeck Portugal - Produtos Farmacêuticos Lda., Portugal	100%
Lundbeck (Schweiz) AG, Switzerland	100%
Lundbeck Slovensko s.r.o., Slovakia	100%
Lundbeck Pharma d.o.o., Slovenia	100%
Lundbeck Espanã S.A., Spain	100%
H. Lundbeck AB, Sweden, including:	100%
- CNS Pharma AB, Sweden	100%
Lundbeck South Africa (Pty) Limited, South Africa	100%
Lundbeck CZ s.r.o., Czech Republic	100%
Lundbeck İlac Ticaret Limited Sirketi, Turkey	100%
Lundbeck Holding GmbH, Germany	100%
Lundbeck Pharma GmbH, Germany, including:	100%
- Lundbeck GmbH & Co, Germany*	100%
- Lundbeck Verwaltungs GmbH, Germany	100%
Lundbeck Hungária KFT, Hungary	100%
Lundbeck, Inc., USA	100%
Viking Sub Corporation, USA	100%
Lundbeck Arzneimittel Ges.m.b.H., Austria	100%

* According to section 264b of Handelsgesetzbuch, Lundbeck GmbH & Co., Hamburg, Germany, is exempt from the German requirements to prepare a management's review and to publish their financial statements.

Notes

9. Investments in associates

	Total DKKm	Cost DKKm	Accumulated revaluations DKKm
Carrying amount at 1.1.2002	-	-	-
Transferred from other investments	34.5	34.5	-
Capital contribution	75.3	75.3	-
Losses in associates	(0.8)	-	(0.8)
Exchange difference	5.2	-	5.2
Total	**114.2**	**109.8**	**4.4**

The carrying amount of investments in associates includes goodwill at DKK 30.8 million. The year's amortisation on this goodwill was DKK 0.3 million.

	Ownership
CF Pharma Gyógyszergyártó KFT, Hungary	47%

10. Other investments and other receivables

PARENT				GROUP	
Receivables from subsidiaries DKKm	Other invest-ments DKKm	Other receiv-ables DKKm		Other invest-ments DKKm	Other receiv-ables DKKm
741.6	872.5	7.7	Carrying amount at 1.1.2002	875.0	13.7
-	(34.5)	-	Transferred to investments in associates	(34.5)	-
354.7	36.3	20.8	Additions	38.0	25.5
-	(0.3)	(2.7)	Disposals	(2.8)	(2.9)
-	(298.6)	-	Value adjustment	(298.5)	-
14.0	-	-	Adjustment of set-off of negative investments in subsidiaries	-	-
-	(50.0)	-	Exchange differences	(50.0)	-
1,110.3	**525.4**	**25.8**	**Carrying amount at 31.12.2002**	**527.2**	**36.3**

11. Inventories

PARENT			GROUP	
2001 DKKm	2002 DKKm		2002 DKKm	2001 DKKm
228.7	**286.0**	**Indirect costs of production**	**331.6**	**253.1**

12. Share capital

The share capital of DKK 1,168.7 million at 31 December 2002 is divided into 233,741,985 shares of a nominal value of DKK 5 each.

	1998 DKKm	1999 DKKm	2000 DKKm	2001 DKKm	2002 DKKm
Share capital at 1.1.	1,100.0	1,100.0	1,165.5	1,165.5	1,165.5
Employee share issue	-	65.5	-	-	3.2
Share capital at 31.12.	**1,100.0**	**1,165.5**	**1,165.5**	**1,165.5**	**1,168.7**

The Supervisory Board recommends distribution of dividend for 2002 at an amount of DKK 1.14 kr. per share, equivalent to DKK 266.5 million exclusive of dividend on treasury shares.

Expenses in connection with the capital increase amounted to DKK 0.5 million.

13. Minority interests

	2002 DKKm	2001 DKKm
Minority interests at 1.1.	5.5	25.3
Additions	0.5	-
Disposals	(5.7)	(31.5)
Share of profit for the year	0.1	11.9
Exchange differences	-	(0.2)
Minority interests at 31.12.	**0.4**	**5.5**

14. Provision for pensions and similar liabilities

PARENT			GROUP	
2001 DKKm	2002 DKKm		2002 DKKm	2001 DKKm
-	-	Present value of funded pension liabilities	126.6	128.5
-	-	Fair value of plan assets	(100.2)	(115.2)
-	-	**Funded pension liabilities, net**	**26.4**	**13.3**
-	-	Present value of unfunded pension liabilities	57.7	53.7
-	-	**Provision for pensions at 31.12.**	**84.1**	**67.0**
-	-	Other liabilities similar to pension	19.4	15.9
-	-	**Provision for pensions and similar liabilities at 31.12.**	**103.5**	**82.9**

The majority of the employees of the Group are covered by pension plans paid for by the companies of the Group. The types of plan vary according to regulatory requirements, tax rules and economic conditions in the countries in which the employees are employed. A summary of the most important plans is given below.

Defined contribution plans
For the defined contribution plans, the employer undertakes to pay a defined contribution (e.g. a fixed amount or a fixed percentage of the pay). Under a defined contribution plan, the employees will usually bear the risk related to future developments in interest and inflation rates etc.

The major defined contribution plans cover employees in Finland, Sweden and the UK and also salaried staff and hourly paid workers in Denmark. The cost of defined contribution plans, representing contributions to the plans, totalled DKK 105.9 million in 2002 (DKK 72.3 million in 2001).

PARENT			GROUP	
2001 DKKm	2002 DKKm		2002 DKKm	2001 DKKm
56.2	**72.6**	**Expenses for the current financial year**	**105.9**	**72.3**

Defined benefit plans
For the defined benefit plans, the employer undertakes to pay a defined benefit (e.g. a retirement pension at a fixed amount or a fixed percentage of the employee's final salary). Under the defined benefit plan, the company usually bears the risk relating to future developments in interest and inflation rates etc.

For defined benefit plans, the present value of future benefits, which the company is liable to pay under the plan, is computed using actuarial principles. The computation of present value is based on assumptions about discount rates, increases in pay rates and pensions, investment yield, staff resignation rates, mortality and disability. Present value is computed exclusively for the benefits to which the employees have earned entitlement through their employment with the company up till now. Actuarial gains and losses are recognised in the income statement as they are calculated.

The Group's most important defined benefit plans cover employees in the UK and Germany.

14. Provision for pensions and similar liabilities – continued

The UK defined benefit plan is funded by means of an independent pension fund. The actuarial calculation of the liability as at 31 December 2002 is stated in the Group's balance sheet at an amount of DKK 26.4 million. The liability is calculated as the present value of the future payments of DKK 126.6 million less the market value of the pension fund's assets of DKK 100.2 million. The actuarial calculation was based on a discount rate of 5.5% p.a., a pay rate increase of 3.8% p.a. and a pension increase of 2.3% p.a. The calculation does not include an age-weighted staff resignation rate. The next actuarial calculation will be made at 31 December 2004.

The German defined benefit plan is not funded. The acturial calculation of the liability under the plan is stated in the consolidated balance sheet at 31 December 2002 at an amount of DKK 53.8 million (DKK 49.2 million in 2001). The actuarial calculation is based on a discount rate of 6.0% p.a., a pay rate increase of 2.5% p.a., a pension increase of 1.5% every third year and an age-weighted staff resignation rate of 0-10% p.a. The consolidated income statement for 2002 includes an expense of DKK 4.7 million for the plan (an income of DKK 10.1 million in 2001). The next actuarial calculation will be made at 31 December 2004.

In addition, the Group has defined benefit plans in the Netherlands and Norway, which are also unfunded. The liability under these plans is recorded in the consolidated balance sheet at 31 December 2002 at an amount of DKK 3.9 million (DKK 0.9 million in 2001). The consolidated income statement for 2002 includes an expense on the plans of DKK 0.1 million (DKK 1.0 million in 2001).

PARENT			GROUP	
2001 DKKm	2002 DKKm		2002 DKKm	2001 DKKm
		Change in provision for defined benefit plans:		
-	-	Provision at 01.01.	67.0	76.4
-	-	Recognised as expense (change recognised in the income statement)	18.9	(9.1)
-	-	Contribution	(1.8)	(0.3)
-	-	**Provision for pensions at 31.12.**	**84.1**	**67.0**
		Expenses recognised for defined benefit plans:		
-	-	Pension cost for the year	6.0	6.3
-	-	Interest expenses relating to the liabilities	9.5	9.0
-	-	Expected return on plan assets	(6.9)	(6.8)
-	-	Actuarial gains/losses	10.3	(17.6)
-	-	**Total expenses recognised**	**18.9**	**(9.1)**
-	-	**Realised return on plan assets**	**(0.7)**	**(2.3)**

Termination benefit schemes

In 2002, the Group made a provision of DKK 19.4 million (DKK 15.9 million in 2001) to cover termination benefits in Germany, Austria, Italy and Turkey. The termination benefit payments are conditional upon specified requirements being met. The total cost of the schemes was DKK 5.7 million (DKK 3.9 million in 2001).

Other schemes

In addition to the above plans, the companies of the Group make payments to certain statutory or contract-based benefit schemes for employees of a nature similar to social, pension or insurance plans. The annual contributions to these plans are recognised as part of the Group's total staff costs. The costs paid in 2002 totalled DKK 213.6 million (DKK 144.1 million in 2001).

15. Provision for deferred tax

GROUP

Temporary differences between assets and liabilities as stated in the financial statements and as stated in the tax base:

	Balance at 1.1.2002 DKKm	Adjustment of deferred tax at beginning of year DKKm	Exchange differences DKKm	Movement during the year DKKm	Balance at 31.12.2002 DKKm
Intangible assets	153.6	-	-	16.1	169.7
Property, plant and equipment	730.0	31.7	(0.9)	204.8	965.6
Inventories	118.0	-	2.5	73.9	194.4
Prepayments	(1,073.8)	-	-	56.0	(1,017.8)
Other items	45.2	(15.9)	6.4	(35.2)	0.5
Tax provisions in subsidiaries	97.4	-	-	(15.4)	82.0
Tax loss carry-forwards	(145.1)	-	5.0	75.2	(64.9)
Total temporary differences	**(74.7)**	**15.8**	**13.0**	**375.4**	**329.5**
Provisions for deferred tax (deferred tax asset)	**(30.8)**	**6.5**	**5.3**	**105.1**	**86.1**

	2002			2001		
	Deferred tax assets DKKm	Deferred tax liabilities DKKm	Net DKKm	Deferred tax assets DKKm	Deferred tax liabilities DKKm	Net DKKm
Intangible assets	(0.7)	51.8	51.1	(0.6)	53.6	53.0
Property, plant and equipment	(15.5)	299.8	284.3	(13.0)	231.2	218.2
Inventories	(37.1)	92.0	54.9	(33.3)	68.0	34.7
Prepayments	(305.3)	-	(305.3)	(322.1)	-	(322.1)
Other items	(45.4)	45.4	-	(22.6)	33.5	10.9
Deferred tax in respect of tax provisions in subsidiaries	-	23.0	23.0	-	27.3	27.3
Tax value of loss carry-forwards	(21.9)	-	(21.9)	(52.8)	-	(52.8)
(Tax assets)/liabilities	**(425.9)**	**512.0**	**86.1**	**(444.4)**	**413.6**	**(30.8)**
Set-off within legal tax entities and jurisdictions	346.1	(346.1)	-	355.4	(355.4)	-
Total net (tax assets)/liabilities	***(79.8)***	***165.9***	***86.1***	***(89.0)***	***58.2***	***(30.8)***

15. Provision for deferred tax – continued

PARENT

Temporary differences between assets and liabilities as stated in the financial statements and as stated in the tax base:

	Balance at 1.1.2002 DKKm	Adjustment of deferred tax at beginning of year DKKm	Movement during the year DKKm	Balance at 31.12.2002 DKKm
Intangible assets	75.7	0.8	91.4	167.9
Property, plant and equipment	602.5	(0.3)	170.6	772.8
Inventories	226.6	-	79.1	305.7
Prepayments	(1,073.8)	-	56.0	(1,017.8)
Other items	76.2	27.5	(17.7)	86.0
Total temporary differences	**(92.8)**	**28.0**	**379.4**	**314.6**
Provisions for deferred tax (deferred tax asset)	**(27.8)**	**8.4**	**113.8**	**94.4**

	2002			2001		
	Deferred tax assets DKKm	Deferred tax liabilities DKKm	Net DKKm	Deferred tax assets DKKm	Deferred tax liabilities DKKm	Net DKKm
Intangible assets	-	50.4	50.4	-	22.6	22.6
Property, plant and equipment	-	231.8	231.8	-	180.8	180.8
Inventories	-	91.7	91.7	-	68.0	68.0
Prepayments	(305.3)	-	(305.3)	(322.2)	-	(322.2)
Other items	-	25.8	25.8	(3.4)	26.4	23.0
(Tax assets)/liabilities	**(305.3)**	**399.7**	**94.4**	**(325.6)**	**297.8**	**(27.8)**
Set-off within legal tax entities and jurisdictions	305.3	(305.3)	-	297.8	(297.8)	-
Total net (tax assets)/liabilities	-	**94.4**	**94.4**	**(27.8)**	-	**(27.8)**

The figures stated above show gross deferred tax assets and tax liabilities respectively at an income tax rate of 30% (30% in 2001).

16. Long-term liabilities other than provisions

PARENT			GROUP	
2001 DKKm	2002 DKKm		2002 DKKm	2001 DKKm
12.4	11.1	Mortgage debt due after 5 years	14.3	18.4

17. Treasury shares

PARENT AND GROUP	Number of shares of DKK 5 nom.	Nominal value DKKm	Share of equity %	Cost DKKm
Holding at 1.1.2002	2,397,368	12.0	1.03%	123.0
Additions	190,400	0.9	0.08%	37.7
Disposals at cost	(223,332)	(1.1)	-0.10%	(9.8)
Holding at 31.12.2002	**2,364,436**	**11.8**	**1.01%**	**150.9**

The shares are acquired to secure and fulfil the share option plans for the Executive Board and a number of key employees in Denmark and abroad as well as the share price based plans for employees of foreign subsidiaries. At 31 December 2002 there were share options outstanding for 3,351,739 shares and an obligation corresponding to 843,100 shares relating to the plan for employees of foreign subsidiaries exclusive of social security costs connected with the plan.

The market value of the entire holding of treasury shares at 31 December 2002 was DKK 440.4 million (DKK 505.1 million in 2001). Deferred tax on shares held for less than 3 years was DKK 7.1 million. No provision has been made in respect of the amount.

The selling price of shares disposed of during the year was DKK 12.8 million.

To secure and fulfil the option scheme established in 2002 an option contract has been entered into with LFI A/S, which gives the company the right to purchase up to 2,500,000 shares from LFI A/S. The option premium amounted to DKK 105.0 million. The option is exercisable in the period from 1 September 2003 to 1 April 2004. The exercise price has been fixed at 241.38 plus 10% p.a. calculated from 5 March 2002 to the day of exercise.

18. Contractual obligations

Rental and leasing obligations

Lundbeck has obligations amounting to DKK 457.4 million (DKK 402.8 million in 2001) in the form of rentals and leasing of operating equipment, primarily cars.

The future rental and leasing payments can be analysed as follows:

	2002			2001		
	Land and buildings DKKm	Operating equipment DKKm	Total DKKm	Land and buildings DKKm	Operating equipment DKKm	Total DKKm
Less than 1 year	100.3	55.3	155.6	85.6	44.7	130.3
Between 1 and 5 years	186.1	46.9	233.0	178.3	41.5	219.8
More than 5 years	68.8	-	68.8	52.7	-	52.7
Total	**355.2**	**102.2**	**457.4**	**316.6**	**86.2**	**402.8**

Rentals and leasing payments recognised in the income statement in 2002 amounted to DKK 138.9 million (DKK 110.0 million in 2001).

Synaptic Pharmaceutical Corporation
In November 2002, Lundbeck made a purchase offer to the shareholders of Synaptic Pharmaceutical Corporation in the form of a merger offer between Synaptic and a subsidiary of H Lundbeck A/S, according to which the American shareholders would receive cash redemption. This offer was approved by the American shareholders at an extraordinary general meeting in February 2003. The total purchase price is approximately USD 123 million.

The company is recognised as a subsidiary as from the date of completion in 2003, and the difference between the purchase price and the valued, identified net assets is recognised as goodwill.

Other purchase obligations
The parent has undertaken to purchase property, plant and equipment to the extent of DKK 269.2 million (DKK 131.7 million in 2001).

Research cooperation
The Group is part of multi-year research cooperation projects comprising minimum research and contractual obligations in the order of DKK 100 million. The total amount of the obligations can increase substantially in line with the favourable development of the projects.

Other contractual obligations
The parent has capital contribution obligations amounting to DKK 102.3 million (DKK 155.2 million in 2001) and has entered into various service agreements amounting to DKK 42.7 million (DKK 42.5 million in 2001).

19. Contingent liabilities

Incentive plans

The Group has an obligation relating to share options granted to the Executive Board and a number of key employees as well as a share price based plan for the employees of foreign companies in a total amount of DKK 260.3 million at 31 December 2002 (DKK 318.9 million in 2001). A non-capitalised tax asset of DKK 56.1 million is attached to this obligation.

Currency risks on repayment from Forest

The prepayment from Forest has been translated at the exchange rate at the transaction date or at the forward rate and included in the balance sheet at DKK 1,050 million. If the translation had been made at the exchange rate at the balance sheet date, the prepayment would have amounted to DKK 807 million. The parent's repayment obligation is thus lower than the prepayment included in the balance sheet.

Letters of intent

The parent has issued letters of intent to subsidiaries in a total amount of DKK 134.4 million (DKK 58.8 million in 2001). In addition, the parent has issued general letters of intent to subsidiaries.

Pending legal proceedings

The Group is involved in a few lawsuits. In the opinion of Management, the outcome of these proceedings will not have any material impact on the Group's financial position.

Furthermore, the Group is involved in a number of injunction cases with generic competitors. If, contrary to expectations, these cases are lost, it could have a significant influence on generic competition and a material impact on the company's operations.

Industry obligations

The Group has return obligations normal for the industry. Management expects no loss on these obligations.

Joint taxation

The parent is liable jointly and severally with the other jointly taxed companies for the total income taxes under the joint taxation.

20. Financial instruments

Currency risks

Net forward exchange contracts and currency options outstanding at 31 December 2002 on a consolidated basis:

Hedging part:

	Hedge value according to the hedge principle DKKm	Market value (forward exchange contracts) DKKm	Loss/gain recognised in equity DKKm	Loss/gain included in the income statement/ balance sheet DKKm	Average hedge prices of existing forward exchange contracts DKK	Maturity period
USD	2,614.3	2,410.7	203.6	143.2	791.56	Jan - Dec 2003
EUR	211.1	210.7	0.4	1.6	745.32	Jan - Dec 2003
SEK	126.5	124.9	1.6	(2.6)	81.13	Jan - Dec 2003
CHF	89.1	89.3	(0.2)	0.6	510.56	Jan - Dec 2003
NOK	73.6	76.8	(3.2)	(6.2)	93.50	Jan - Dec 2003
AUD	43.3	40.0	3.3	2.5	429.47	Jan - Dec 2003
CAD	180.8	164.1	16.7	13.4	494.38	Jan - Dec 2003
HUF	28.1	29.7	(1.6)	(0.7)	2.98	Jan - Dec 2003
GBP	158.6	164.9	(6.3)	(6.3)	1,208.64	Jan - Dec 2003
ZAR	37.9	41.8	(3.9)	8.6	78.11	Jan - Dec 2003
HKD	4.6	4.0	0.6	0.4	109.19	Jan - Dec 2003
Forward contracts	**3,567.9**	**3,356.9**	**211.0**	**154.5**		

The exchange difference between the contract value and the market value of the concluded forward exchange contracts was DKK 269.9 million at 31 December 2002 (DKK 20.7 million in 2001).

There were no currency options under the hedging part at 31 December 2002.

Trading part:

	Market value (forward exchange contracts) DKKm	Loss/gain included in the income statement DKKm	Average hedge prices of existing forward exchange contracts DKK	Maturity period
USD	1,179.0	124.8	775.62	Jan - Oct 2003
EUR	157.4	0.7	750.90	Jan - Mar 2003
SEK	80.7	(2.7)	83.07	Jan - Mar 2003
NOK	17.1	(0.2)	99.65	Feb - Aug 2003
AUD	20.0	(0.3)	422.68	Mar - Apr 2003
CAD	6.7	1.2	534.00	Mar 2003
HUF	29.8	(0.9)	3.04	Jan - Mar 2003
Other currencies	-	0.1	-	
Forward contracts	**1,490.7**	**122.7**		

The exchange difference between the contract value and the market value of the concluded forward exchange contracts was DKK 109.8 million at 31 December 2002 (DKK 6.9 million in 2001).

→

20. Financial instruments – continued

Currency options (zero-cost options):

	Contract amount calculated at agreed price DKKm	Loss/gain included in the income statement DKKm	Average hedge prices/ exercise rates DKK	Maturity period
USD/DKK (bought USD puts)	76.9	(0.9)	768.50	Jan 2003
USD/DKK (sold USD calls)	83.3	7.8	832.87	Jan 2003
CAD/DKK (bought CAD puts)	46.0	0.8	460.00	Jan 2003
CAD/DKK (sold CAD calls)	47.6	0.1	475.98	Jan 2003
Options "average"	**126.9**	**7.8**		

The options have all been established with an approximate delta 30 value for the put option.

The resale value of the purchased zero-cost currency options amounted to DKK 7.1 million at 31 December 2002 (DKK -0.8 million at 31 December 2001).

Credit risks

The primary financial instruments shown in the balance sheet are trade receivables, securities and cash.
The amounts of these balance sheet items are identical to the maximum credit risk. The Group has no major concentration of credit risk, as the risk is spread over a large number of creditworthy trading partners.

The securities portfolio consists exclusively of Danish government and mortgage credit bonds.

The credit risk of cash and derivative financial instruments (forward exchange contracts and options) is limited because the Group deals only with banks with a high credit rating.

Lundbeck's products are sold mainly to drug distributors and hospitals. Historically, the losses sustained have been insignificant. This was also the case in 2002.

20. Financial instruments – continued

Interest rate risks

The interest rate risk has been calculated based on maturity dates. If repricing or interest rate adjustments have been made before the respective maturity dates, the interest rate risk is calculated on the basis of the repricing dates.

2002	Less than 1 year DKKm	Between 1 and 5 years DKKm	More than 5 years DKKm	Total DKKm	Effective interest rates %
Assets					
Receivables*	2,421.0	-	-	2,421.0	0
Bonds	45.3	-	427.9	473.2	4-6
Associated companies	-	-	114.2	114.2	0
Other investments	-	527.2	-	527.2	0
Cash	388.2	-	-	388.2	0-4
Total financial assets	**2,854.5**	**527.2**	**542.1**	**3,923.8**	
Liabilities					
Mortgage debt	9.7	28.4	14.3	52.4	4-6
Other payables	2,939.1	-	-	2,939.1	0
Bank debt	187.0	-	-	187.0	3-6
Total financial liabilities	**3,135.8**	**28.4**	**14.3**	**3,178.5**	

2001	Less than 1 year DKKm	Between 1 and 5 years DKKm	More than 5 years DKKm	Total DKKm	Effective interest rates %
Assets					
Receivables*	1,718.8	-	-	1,718.8	0
Bonds	-	343.3	-	343.3	3-6
Other investments	-	875.0	-	875.0	0
Cash	688.1	-	-	688.1	0-4
Total financial assets	**2,406.9**	**1,218.3**	-	**3,625.2**	
Liabilities					
Mortgage debt	10.7	31.9	19.1	61.7	4-6
Other payables	2,921.6	-	-	2,921.6	0
Bank debt	94.4	-	-	94.4	4-7
Total financial liabilities	**3,026.7**	**31.9**	**19.1**	**3,077.7**	

*) Including other receivables and the value of tax assets under investments.

21. Related parties

Lundbeck defines related parties as:

- The company's principal shareholder, LFI A/S, Vestagervej 17, DK-2900 Hellerup, which is wholly owned by the Lundbeck Foundation, and the Lundbeck Foundation
- Companies over which the principal shareholder exercises significant influence, and their subsidiaries such as the Chr. Hansen Group
- The company's Executive Board and Supervisory Board
- Companies over which the company's Supervisory Board and Executive Board exercise significant influence

In 2002, the following transactions were made between the defined related parties and Lundbeck:

- The company has entered into an option contract with LFI A/S, which gives the company the right to purchase up to 2,500,000 shares from LFI A/S.
- The Exeuctive Board has received remuneration and exercised share options, see note 2.
- The Executive Board has received remuneration, see note 2.

Otherwise, the company has only made few transactions of marginal importance with its related parties.

22. Segment information

Primary segments:
The company's activities are exclusively in the business segment of "Drugs for treatment of illnesses in the field of CNS".

Secondary segments:
The company's revenue is divided into the following secondary geographical segments:

	Revenue	
	2002 DKKm	2001 DKKm
Denmark	153.6	192.0
Rest of Europe	4,890.2	4,522.0
USA	3,172.3	1,968.3
Rest of world	1,271.9	973.2
Total	**9,488.0**	**7,655.5**

The company's assets and additions to intangible assets and property, plant and equipment, analysed by secondary geographical segments, are as follows:

	Segment assets*		Additions fixed assets**	
	2002 DKKm	2001 DKKm	2002 DKKm	2001 DKKm
Denmark	5,871.0	4,921.2	(42.1)	490.0
Rest of Europe	3,004.6	2,726.0	1,057.3	1,352.5
USA	17.3	3.1	0.6	-
Rest of world	296.6	226.6	26.4	31.4
Total	**9,189.5**	**7,876.9**	**1,042.2**	**1,873.9**

*) Exclusive of deferred tax assets
**) Intangible assets and property, plant and equipment

23. Adjustments

GROUP	2002 DKKm	2001 DKKm
Depreciation and amortisation	405.1	315.4
Increase/(decrease) in pension liability	21.2	(7.8)
Payments under share option plans	(17.8)	(56.2)
Adjustments	**408.5**	**251.4**

24. Increase/(decrease) in working capital

GROUP	2002 DKKm	2001 DKKm
Increase/(decrease) in inventories	(372.5)	(191.9)
Increase/(decrease) in receivables	(510.6)	(32.6)
Increase/(decrease) in short-term liabilities other than provisions	(47.6)	508.6
Increase/(decrease) in working capital	**(930.7)**	**284.1**

25. Acquisitions of companies

GROUP	2002 DKKm	2001 DKKm
Purchases of minority interests in consolidated companies:		
Investments	-	252.1
Minority interests' share of equity	5.5	30.4
Goodwill on purchase of minority interests in consolidated companies	6.5	604.3
Cash cost	**12.0**	**886.8**

Of the total cost of DKK 12.0 million, DKK 10.5 million was acquired by H. Lundbeck A/S while the remaining DKK 1.5 million was acquired by Lundbeck Export A/S.

26. Cash and cash equivalents

GROUP	2002 DKKm	2001 DKKm
Securities with a maturity of less than 3 months	45.3	-
Securities with a maturity of more than 3 months	427.9	343.3
Securities included as cash and cash equivalents*	**473.2**	**343.3**
Cash	388.2	688.1
Cash and cash equivalents at 31.12.	**861.4**	**1,031.4**

*) The securities holding included as cash and cash equivalents consists exclusively of Danish government and mortgage credit bonds.

Lundbeck worldwide

For further information please see our website: www.lundbeck.com

Parent company

Denmark
H. Lundbeck A/S

Synthesis factories
Denmark
H. Lundbeck A/S
United Kingdom
Lundbeck Pharmaceuticals Ltd.
Italy
Lundbeck Pharmaceuticals, Italia S.p.A.

Subsidiaries

France & Belgium
France
Lundbeck SA
Belgium
Lundbeck S.A.

United Kingdom,
Australia & South Africa
United Kingdom
Lundbeck Limited
Australia
Lundbeck Australia Pty Ltd.
South Africa
Lundbeck South Africa (Pty) Limited

Germany
Lundbeck GmbH & Co
USA
Lundbeck Inc., USA

Northern Europe
Denmark
Lundbeck Pharma A/S
Finland
OY H. Lundbeck AB
The Netherlands
Lundbeck B.V.
Ireland
Lundbeck (Ireland) Limited
Norway
H. Lundbeck AS
Sweden
H. Lundbeck AB

Central & Eastern Europe,
Austria & Switzerland
Estonia
Lundbeck Eesti A/S
Latvia
SIA Lundbeck Latvia
Lithuania
UAB Lundbeck Lietuva
Poland
Lundbeck Poland Sp.z.o.o.
Slovakia
Lundbeck Slovensko s.r.o.
Slovenia
Lundbeck Pharma d.o.o.
The Czech Republic
Lundbeck CZ s.r.o.
Hungary
Lundbeck Hungária KFT
Austria
Lundbeck Arzneimittel Ges.m.b.H.
Switzerland
Lundbeck (Schweiz) AG
Croatia
Lundbeck Pharma d.o.o.

Southern Europe & Middle East
Greece
Lundbeck Hellas S.A.
Italy
Lundbeck Italia S.p.A
Portugal
Lundbeck Portugal – Productos Farmacêuticos, Lda
Spain
Lundbeck España S.A.
Turkey
Lundbeck İlaç Ticaret Limited Sirketi
Israel
Lundbeck Israel Ltd.
Middle East
Lundbeck Middle East A/S
Pakistan
Lundbeck Pakistan (Private) Limited
India
Lundbeck India Private Limited

Egypt
Lundbeck Egypt Scientific Office
Saudi Arabia
Lundbeck Saudi

Canada & Latin America
Argentina
Lundbeck Argentina S.A.
Brazil
Lundbeck Brazil Ltda
Canada
Lundbeck Canada Inc.
Chile
Lundbeck Chile Farmaceútica Ltda.
Mexico
Lundbeck México SA de CV

Asia
Japan
Lundbeck Japan K.K.
Korea
Lundbeck Korea Co., Ltd.
Hong Kong
Lundbeck (Hong Kong) Limited

Representative offices
Bulgaria
United Arab Emirates
Hong Kong
P.R. China
Malaysia
Russia
Singapore
The Ukraine
Iceland
Rumania
Iran

Foundations & Institutions

Lundbeck International Neuroscience Foundation

The Lundbeck Institute

Our mission: To improve the quality of life for people who suffer from psychiatric and neurological disorders

H. Lundbeck A/S Annual General Meeting
will be held on 8 April 2003 at 4 pm
at Copenhagen Congress Center,
Bella Center.

Design: Bysted A/S
Photo: Anders Hald
Illustrations: Mads Berg
Print: Quickly Tryk A/S
March 2003





H. Lundbeck A/S
Ottiliavej 9
DK-2500 Valby

Tel.: +45 3630 1311
Fax: +45 3630 1940
www.lundbeck.com
information@lundbeck.com
CVR-nr. 56759913